Exhibit 2.1

EXECUTION
MERGER AGREEMENT

by and among

F5 NETWORKS, INC.

VOYAGER MERGER SUB CORPORATION

VOLTERRA, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC

(as Securityholder Representative)

January 5, 2021

i

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES
Annex	Description
Annex A	Certain Defined Terms

Exhibit	Description
Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Payment Agent Agreement
Exhibit C	Form of Shareholder Consent
Exhibit D	Form of Joinder Agreement

Schedules
Schedule A	Support Shareholders
Schedule B	Sample Working Capital Statement
Schedule C	Key Employees
Schedule D	Knowledge Persons
Schedule 2.2(b)(x)(A)	Forms of Non-Disclosure and Assignment Agreement & Code of Conduct
Schedule 2.2(b)(x)(B)	Forms of Offer Letters
Schedule 2.2(b)(xi)	Terminated Shareholder Agreements
Schedule 7.5(a)	Specified IP Contributors
Schedule 7.6(g)	Tax Refunds
Schedule 7.8(a)	Payoff Letters
Schedule 7.8(b)	Liens to be Released
Schedule 9.2(a)(viii)	Scheduled Matters

MERGER AGREEMENT
THIS MERGER AGREEMENT (this “Agreement”) is made and entered into as of January 5, 2021 (the “Agreement Date”) by and among F5 Networks, Inc., a Washington corporation (the “Buyer”), Voyager Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), Volterra, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the security holder representative, agent and attorney in fact of the Indemnifying Parties (the “Securityholder Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.
W I T N E S S E T H:
WHEREAS, the respective boards of directors of each of Buyer, Merger Sub and the Company believe it is advisable and in the best interests of each corporation and its respective shareholders that Buyer acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated hereby.
WHEREAS, as a condition and inducement to Buyer’s willingness to enter into this Agreement, concurrently herewith, Buyer, the Company, the Securityholder Representative and the Escrow Agent named therein are entering into an Escrow Agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”), which will be effective only upon the Closing, pursuant to which a portion of the merger consideration payable hereunder will be withheld and placed in an escrow fund as collateral security for certain indemnification obligations hereunder.
WHEREAS, as a condition and inducement to Buyer’s willingness to enter into this Agreement, concurrently herewith, Buyer, the Company, the Securityholder Representative and the Payment Agent are entering into a Payment Agent Agreement in the form attached hereto as Exhibit B (the “Payment Agent Agreement”), pursuant to which the Payment Agent will provide the parties with certain document and payment distribution services;
WHEREAS, as a condition and inducement to Buyer’s willingness to enter into this Agreement, concurrently herewith, each of the Key Employees is entering into a Holdback Agreement with Buyer (each a “Holdback Agreement” and collectively, the “Holdback Agreements”).
WHEREAS, as a condition and inducement to Buyer’s willingness to enter into this Agreement, concurrently herewith, each of the Key Employees is entering into (i) an employment agreement or a letter of intent, as determined by Buyer, (including, as determined by Buyer, a non-disclosure and assignment agreement), each of which will be effective only upon the Closing, and (ii) a Non-Competition and Non-Solicitation Agreement with Buyer, each of which will be effective only upon the Closing (each a “Non-Competition and Non-Solicitation Agreement” and collectively, the “Non-Competition and Non-Solicitation Agreements”).
WHEREAS, as a condition and inducement to Buyer’s willingness to enter into this Agreement, as promptly as practicable following the execution and delivery of this Agreement, each of the Company Shareholders listed on Schedule A will (i) execute and deliver a written consent in the form attached hereto as Exhibit C (the “Shareholder Consent”), which consents will collectively constitute the Requisite Shareholder Approval and (ii) execute and deliver a joinder agreement in the form attached hereto as Exhibit D (the “Joinder Agreement”).
WHEREAS, Buyer, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Merger and the other transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger.
(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Closing, Buyer and the Company shall cause

Merger Sub to be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Buyer. At the Closing, Buyer and the Company shall cause the Merger to be consummated by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware pursuant to Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is accepted by the Delaware Secretary of State or at such later time as Buyer and the Company mutually agree in writing and as set forth in the Certificate of Merger (such date and time as the Merger becomes effective, the “Effective Time”).
(b) The Surviving Corporation.
(i) Certificate of Incorporation and Bylaws.
(A) Certificate of Incorporation. Unless otherwise determined by Buyer prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Volterra, Inc.”
(B) Bylaws. Unless otherwise determined by Buyer prior to the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time until thereafter amended in accordance with the DGCL and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.
(ii) Directors and Officers.
(A) Directors. Unless otherwise determined by Buyer prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successor is duly elected and qualified.
(B) Officers. Unless otherwise determined by Buyer prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.
1.2 General Effects of Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement and the Certificate of Merger and the applicable provisions of DGCL (including Section 259(a)). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the assets (including property), rights, privileges, powers and franchises of a public and private nature of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.3 Effects of Merger on Securities of Merging Corporations.
(a) Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, the Company Securityholders or any other Person, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Each share certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of the Surviving Corporation.
(b) Company Shares.
(i) Generally. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, the Company Securityholders or any other Person, each Company Share

(excluding Company Restricted Stock, which shall be treated in the manner set forth in Section 1.3(b)(ii), Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(iii), and Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(iv)), that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive (A) an amount in cash, without interest, equal to the Closing Payment Per Share (the aggregate amount to be received by a Company Securityholder pursuant to this Section 1.3(b)(i)(A), a “Company Share Closing Payment”), and (B) any distributions of cash to be made with respect to such Company Share pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3. At and after the Effective Time, each Company Shareholder shall cease to have any rights as a stockholder of the Company, except as otherwise required by applicable Law and except for the right of each Company Shareholder to the payments described in this Section 1.3(b) and no transfer of Company Shares shall be made on the stock transfer books of the Surviving Corporation. At the close of business on the day of the Effective Time, the stock ledger of Company with respect to Company Shares shall be closed. For purposes of calculating the aggregate amount payable to each Company Shareholder pursuant to this Section 1.3(b)(i), (x) all Company Shares held by each such Company Shareholder shall be aggregated and (y) the amount of cash to be paid to each Company Shareholder for all Company Shares of such Company Shareholder after such aggregation shall be rounded down to the nearest whole cent.
(ii) Company Restricted Stock.
(A) Held by Continuing Employees. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, any Company Securityholder or any other Person, each share of Company Restricted Stock held by each Continuing Employee that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right of the holder to receive an amount in cash, without interest, equal to (A) the Closing Payment Per Share for each share of Company Restricted Stock (the aggregate amount to be received by a Company Securityholder pursuant to this Section 1.3(b)(ii)(A), a “Restricted Stock Closing Amount”), plus (B) any distributions of cash to be made with respect to such Company Restricted Stock pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3 (the “Additional Restricted Stock Amount” and, together with the Restricted Stock Closing Amount, the “Restricted Stock Consideration”), with payment of such Restricted Stock Consideration to be made by Buyer or an Affiliate thereof, less any required withholding Taxes, in accordance with, and subject to, the vesting schedule and terms and conditions applicable to such Company Restricted Stock award as in effect immediately prior to the Effective Time (including with regard to accelerated vesting at the discretion of Buyer) and, in any event, no later than fifteen (15) Business Days following the applicable vesting date; provided, that the payment of any Additional Restricted Stock Amount allocable to vesting dates prior to the payment of such amount shall be made within fifteen (15) Business Days following the date that Company Shareholders receive the corresponding portion of the cash distributions pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3 and in an amount equal to the product of (x) the portion of the Additional Restricted Stock Amount released as of such time multiplied by (y) a fraction, the numerator of which is the total number of whole vesting dates between the Effective Time and the date that Company Shareholders receive the corresponding portion of the cash distributions pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3 and the denominator of which is the number of total whole vesting dates between the Effective Time and the last whole vesting date applicable to such award, provided that such fraction shall not equal more than one (1). Buyer shall report all payments made pursuant to this Section 1.3(b)(ii)(A) in respect of such Restricted Stock Consideration, whether paid at or following the Closing, as consideration payable to the Continuing Employees for their Company Restricted Stock, and not as compensation, for all Tax purposes, except to the extent that any such Continuing Employee failed to make a timely election under Section 83(b) of the Code with respect to their Company Restricted Stock.
(B) Held by Non-Continuing Employees. Immediately prior to the Effective Time, the Company shall repurchase each share of Company Restricted Stock that is held by a Non-Continuing Employee at the cost such Non-Continuing Employee paid for such share of Company Restricted

Stock, if any, and, as a result, Closing Cash will exclude any payments by the Company to repurchase such Company Restricted Stock and Fully-Diluted Outstanding Shares and Total Outstanding Shares shall each exclude all such repurchased Company Restricted Stock.
(iii) Cancelled Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, Company Securityholders or any other Person, each share of Company Shares that is issued and outstanding and held by the Company or any Subsidiary of the Company as of immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor.
(iv) Dissenting Shares. Upon the giving of a notice of election to dissent pursuant to Section 262 of the DGCL or Section 1301(a) of the California Corporations Code (the “CCC”), each holder of Dissenting Shares shall cease to have any rights of a shareholder of the Company except the right to be paid the fair value of his shares as shall be determined in accordance with the provisions of Section 262 of the DGCL or Section 1301(a) of the CCC, as applicable. If any Company Shareholder (other than a Company Shareholder who consented in writing to the Requisite Shareholder Approval) fails to give written notice of its election to dissent from the Merger under Section 262 of the DGCL or Section 1301(a) of the CCC, then the rights of such Company Shareholder under Section 262 of the DGCL or Section 1301(a) of the CCC, as applicable, shall cease to exist, and the underlying Company Shares shall be cancelled in accordance with Section 1.3(b)(i) or (ii), as applicable, and thereupon entitle the holder thereof only to receive the consideration contemplated by such Section 1.3(b)(i) or (ii), as applicable. The Company shall give Buyer prompt notice, and in any event notice within one (1) Business Day, of any notice or purported notice received by the Company of any Company Shareholder’s intent to exercise and/or exercise of rights pursuant to Section 262 of the DGCL or Section 1301(a) of the CCC, the withdrawal of any such notice and any other documents served upon the Company pursuant to or in connection with Section 262 of the DGCL or Section 1301(a) of the CCC or a Company Shareholder’s dissent or appraisal rights and Buyer shall have the right to direct on behalf of the Company all negotiations and proceedings with respect to such demands for appraisal or dissent. Prior to the Effective Time, the Company shall not, except with the prior written consent of Buyer (not to be unreasonably withheld) or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make or offer to make any payment with respect to any such exercise of dissenter’s rights or offer to settle or settle any such rights. The payout of consideration under this Agreement to the Company Securityholders in accordance with this Section 1.3 (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.3(b)(iv) and under the applicable terms of the DGCL or the CCC, as applicable) shall not be affected by the exercise or potential exercise of appraisal or dissenters’ rights by any other Company Shareholder.
(c) Company Options.
(i) Vested Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, any Company Securityholder or any other Person, each Vested Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to (A) (x) the excess, if any, of the Closing Payment Per Share, for each Company Common Share subject to such Vested Company Option over the per share exercise price of such Vested Company Option, multiplied by (y) the aggregate number of shares of Company Common Shares underlying such Vested Company Option (the aggregate amount to be received by a Company Securityholder pursuant to this Section 1.3(c)(i)(A), a “Company Option Closing Payment”), plus (B) any distributions of cash to be made with respect to such Vested Company Option pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3 (together with the Company Option Closing Payment, the “Vested Option Consideration”); provided, that if the exercise price per Company Share underlying such Vested Company Option is equal to or greater than the Closing Payment Per Share (each, an “Out of the Money Vested Company Option”), such Out of the Money Vested Company Option shall be cancelled without any cash payment or the consideration being made in respect thereof. The Vested Option Consideration shall be paid to holders of Vested Company Options by Buyer or an Affiliate thereof, less any required withholding Taxes, within three (3) Business Days following the Effective Time in respect of the Company Option Closing Payment and within fifteen (15) Business Days following the date that Company Shareholders receive the corresponding portion of the cash distributions pursuant to Section 2.4(b)(ii), Section 7.6(g),

Section 9.4(c), Section 9.4(d) and Section 10.3, provided, further, that for those Vested Company Options held by Key Employees, the terms applicable to the payment of the after-Tax Vested Option Consideration shall be provided under the Holdback Agreement with such Key Employee.
(ii) Unvested Company Options.
(A) Held by Continuing Employees. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, any Company Securityholder or any other Person, each Unvested Company Option that is outstanding as of immediately prior to the Effective Time and held by a Continuing Employee shall be assumed by Buyer and thereupon become a Buyer Option. Except as otherwise set forth in this Agreement, each Unvested Company Option so assumed by Buyer shall continue to have, and be subject to, the same terms and conditions (including vesting terms and any accelerated vesting provisions that may be applicable thereto) as in effect immediately prior to the Effective Time, except that (x) such assumed Unvested Company Option shall be exercisable for that number of whole shares of Buyer Common Stock equal to the product of the number of Company Common Shares that were issuable upon exercise of such Unvested Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Buyer Common Stock and (y) the per share exercise price for the shares of Buyer Common Stock issuable upon exercise of such assumed Unvested Company Option shall be equal to the quotient obtained by dividing the exercise price per share of Company Common Share at which such assumed Unvested Company Option was exercisable immediately Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. Notwithstanding anything herein to the contrary, the exercise price of the Buyer Option, the number of shares purchasable pursuant to such Buyer Option and the terms and conditions of exercise of such Buyer Option shall in all events be determined in order to comply with Section 409A of the Code, and in the case of any Unvested Company Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, Section 424 of the Code.
(B) Held by Non-Continuing Employees. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, any Company Securityholder or any other Person, each Unvested Company Option that is outstanding as of immediately prior to the Effective Time and held by a Non-Continuing Employee shall be cancelled without any consideration paid therefor (the “Cancelled Unvested Options”).
(d) Company RSUs.
(i) Held by Continuing Employees. Effective as of the Effective Time, each Company RSU that is held by a Continuing Employee and is outstanding as of immediately prior to the Effective Time shall be assumed by Buyer as a Buyer RSU. Except as otherwise set forth in this Agreement, each such Company RSU so assumed by Buyer pursuant to this Section 1.3(d)(i) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Equity Plan and the restricted stock unit agreements relating thereto, as in effect immediately prior to the Effective Time, except that such assumed Company RSU shall be an award to receive that number of whole shares of Buyer Common Stock equal to the product of the number of Company Shares that were issuable upon settlement of such Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Buyer Common Stock.
(ii) Held by Non-Continuing Employees. Effective as of the Effective Time, each Company RSU that is held by a Non-Continuing Employee and is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger, be immediately cancelled without any consideration therefor (the “Cancelled RSU”).
(e) Company Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company, any Company Securityholder or any other Person, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to (A) (x) the excess, if any, of the Closing Payment Per Share for each Company Common Share subject to such Company Warrant over the per share exercise price of such Company Warrant, multiplied by (y) the aggregate number of shares of Company Common Shares underlying such Company Warrant (the aggregate amount to be received by a

Company Securityholder pursuant to this Section 1.3(e), a “Company Warrant Closing Payment”), plus (B) any distributions of cash to be made with respect to such Company Warrant pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3 (together with the Company Warrant Closing Payment, the “Company Warrant Consideration”). The Company Warrant Consideration shall be paid to holders of Company Warrants by Buyer or an Affiliate thereof within three (3) Business Days following the Effective Time in respect of the Company Warrant Closing Payment and within three (3) Business Days following the date that Company Shareholders receive the corresponding portion of the cash distributions pursuant to Section 2.4(b)(ii), Section 7.6(g), Section 9.4(c), Section 9.4(d) and Section 10.3.
(f) Necessary Company Actions. Prior to the Effective Time, and subject to the prior review and approval of Buyer, the Company shall take all actions reasonably necessary to effect the transactions contemplated by Section 1.3(b), 1.3(c) and 1.3(d) including delivering evidence reasonably satisfactory to Buyer that all necessary determinations by the Company’s board of directors or applicable committee of the Company’s board of directors to cash out, cancel or provide for the assumption of Company Options and Company RSUs, in accordance with Sections 1.3(c) and 1.3(d) have been made.
(g) S-8 Registration. On or as soon as practicable following the Closing Date, Buyer shall file with the SEC a registration statement on Form S-8 or other appropriate registration statement, if available for use by Buyer, registering that number of shares of Buyer Common Stock equal to (i) the number of shares of Buyer Common Stock issuable upon the exercise of all Unvested Company Options that are assumed by Buyer pursuant to Section 1.3(c) and are eligible to be registered on Form S-8 or other appropriate registration statement and (ii) the number of shares of Buyer Common Stock issuable upon settlement of all Company RSUs that are assumed by Buyer pursuant to Section 1.3(d) and are eligible to be registered on Form S-8 or other appropriate registration statement.
1.4 Calculation of the Total Closing Consideration.
(a) Definitions. For all purposes of and under this Agreement, the following terms shall have the following respective meanings.
(i) “Aggregate Exercise Price” shall mean the aggregate exercise price of (A) all Vested Company Options (other than Out of the Money Vested Company Options), (B) all Unvested Company Options (other than Cancelled Unvested Options), and (C) all Company Warrants.
(ii) “Cash” shall mean (x) cash, cash equivalents and marketable securities, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case to the extent constituting “cash and cash equivalents” or “marketable securities” under GAAP applied on a basis consistent with its preparation of the Financials, plus (y) the aggregate amount of all un-cleared deposits, minus (z) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered but not cleared prior to the Effective Time; provided, however, that Cash shall not include any cash or cash equivalents subject to any legal or contractual restriction on the ability to transfer or use such cash or cash equivalents for any lawful purpose, including security deposits, collateral reserve accounts, escrow accounts, custodial accounts, and other similar restricted cash or cash equivalents, other than the US Security Deposit (which shall be included in the calculation of Cash).
(iii) “Closing Cash” shall mean the aggregate amount of all Cash held by the Company and its Subsidiaries as of immediately prior to the Effective Time plus the Audit Costs, if any, to the extent actually paid by the Company and not reimbursed by Buyer prior to the Closing, plus the Buyer Severance Costs, if any, to the extent actually paid by the Company and not reimbursed by Buyer prior to the Closing.
(iv) “Closing Indebtedness” shall mean the aggregate amount of all outstanding Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time, including any termination, pre-payment, balloon or similar fees or payments (including penalties) that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Effective Time).
(v) “Closing Net Working Capital” shall mean the Net Working Capital of the Company and its Subsidiaries as of immediately prior to the Effective Time (and without giving effect to the Closing), calculated using the Accounting Principles.

(vi) “Deferred Revenue” shall mean the current and long-term deferred revenue of the Company and its Subsidiaries, calculated in accordance with ASC 606 issued by the Financial Accounting Standards Board.
(vii) “Escrow Amount” shall mean Forty-Five Million Dollars ($45,000,000).
(viii) “Fully-Diluted Outstanding Shares” shall mean (without duplication) (i) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time, counted on an as converted to Company Common Share basis (excluding any Cancelled Shares and Company Restricted Stock repurchased by the Company prior to Effective Time pursuant to Section 1.3(b)(ii)(B)), plus (ii) the aggregate number of Company Common Shares issuable upon the exercise of all Vested Company Options that remain unexercised and outstanding immediately prior to the Effective Time, (excluding any Company Common Shares subject to Out of the Money Vested Company Options), plus (iii) the aggregate number of Company Common Shares issuable upon the exercise of all Unvested Company Options that remain unexercised and outstanding immediately prior to the Effective Time (excluding any Company Common Shares subject to Cancelled Unvested Options), plus (iv) the aggregate number of Company Common Shares issuable upon settlement of all Company RSUs that remain outstanding immediately prior to the Effective Time (excluding any Company Common Shares subject to Cancelled RSUs), plus (v) the aggregate number of Company Common Shares issuable upon the exercise of all Company Warrants that remain outstanding immediately prior to the Effective Time.
(ix) “Indebtedness” shall mean, without duplication, (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by notes, bonds, debentures or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital, (ii) all liabilities for the deferred purchase price of property or services that are required to be classified and accounted for under GAAP as liabilities (for clarity, excluding deferred rent and ordinary course trade payables), (iii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases to the extent such liabilities exceed One Million and Five Hundred Thousand Dollars ($1,500,000), (iv) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured and drawn upon (excluding for the avoidance of doubt, the US Security Deposit), and (v) all guarantees of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed; provided, however, that Indebtedness shall not include any undrawn amounts under any revolving credit facility.
(x) “Net Working Capital” shall mean (a) the sum of all of the current assets (each as defined by and determined in accordance with the Accounting Principles), net of any applicable allowances or reserves, excluding all (1) cash and cash equivalents (including Closing Cash), (2) Tax assets (other than prepaid Taxes) or any Tax refund receivables, (3) unbilled accounts receivable, and (4) capitalized commission costs classified as current assets, minus (b) the sum of all current liabilities (each as defined by and determined in accordance with the Accounting Principles), including Deferred Revenue (both current and long-term) and known Pre-Closing Taxes not reflected in Third-Party Expenses but excluding all Closing Indebtedness, Third-Party Expenses, accrued and unpaid Audit Costs and Buyer Severance Costs. For the avoidance of doubt, a sample working capital statement calculating the Net Working Capital is attached here as Schedule B.
(xi) “Net Working Capital Shortfall” shall mean the amount (if any) by which the Closing Net Working Capital is less than the lowest number within the Target Net Working Capital Range (it being understood that if the Closing Net Working Capital is greater than or equal to the lowest number within the Target Net Working Capital Range, the Net Working Capital Shortfall shall be $0).
(xii) “Net Working Capital Surplus” shall mean the amount (if any) by which the Closing Net Working Capital is greater than the greatest number within the Target Net Working Capital Range (it being understood that if the Closing Net Working Capital is less than or equal to the greatest number within the Target Net Working Capital Range, the Net Working Capital Surplus shall be $0).

(xiii) “Target Net Working Capital Range” shall mean a dollar range from and including negative Two Million Dollars ($2,000,000) to and including positive One Million Dollars ($1,000,000).
(xiv) “Third-Party Expenses” shall have the meaning set forth in Section 7.9(a).
(xv) “Total Closing Consideration” shall mean an amount in cash equal to Five Hundred Million Dollars ($500,000,000), plus the Total Closing Consideration Adjustment Amount (which may be a negative number).
(xvi) “Total Closing Consideration Adjustment Amount” means, without duplication, an amount of cash equal to (i) the Aggregate Exercise Price, plus (ii) Closing Cash, minus (iii) Closing Indebtedness, minus (iv) unpaid Third-Party Expenses, plus (v) the Net Working Capital Surplus (if any) or minus (vi) the Net Working Capital Shortfall (if any).
(xvii) “Total Consideration” shall mean (x) the Total Closing Consideration, plus (y) the Positive Adjustment Amount, if any, or minus (z) the Negative Adjustment Amount, if any.
(xviii) “Total Outstanding Shares” shall mean (without duplication) (i) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time, counted on an as converted to Company Common Share basis (excluding any Cancelled Shares and Company Restricted Stock repurchased by the Company prior to Effective Time pursuant to Section 1.3(b)(ii)(B)), plus (ii) the aggregate number of Company Common Shares issuable upon the exercise of all Vested Company Options that remain unexercised and outstanding immediately prior to the Effective Time (excluding any Company Common Shares subject to Out of the Money Vested Company Options), plus (iii) the aggregate number of Company Common Shares issuable upon the exercise of all Company Warrants that remain unexercised and outstanding immediately prior to the Effective Time.
(xix) “US Security Deposit” shall mean the amount of that certain security deposit to be returned to the Company in connection with the expiration of that certain Lease dated December 8, 2017 by and between Santa Clara Gateway LLC and the Company less the Company’s reasonable estimate of the costs to vacate and repair the premises leased thereunder in accordance with the terms of the Santa Clara Lease.
(b) Preparation and Delivery of Pre-Closing Statement. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement (the “Pre-Closing Statement”), in a form and substance reasonably satisfactory to Buyer, setting forth the Company’s good faith estimate of each component of the Total Closing Consideration Adjustment Amount (including an itemized list of each asset and liability reflected in the Closing Net Working Capital), together with a calculation of the Total Closing Consideration based on the foregoing amount (the amount so calculated being referred to herein as the “Estimated Total Closing Consideration”). The Pre-Closing Statement shall be prepared in accordance with the Accounting Principles.
(c) Preparation and Delivery of Post-Closing Statement. As soon as reasonably practicable following the Closing, but in no event later than sixty (60) calendar days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to the Securityholder Representative a certificate (the “Post-Closing Statement”), setting forth Buyer’s good faith calculation of each component of the Total Closing Consideration Adjustment Amount (including an itemized list of each asset and liability reflected in the Closing Net Working Capital), together with a calculation of what Total Closing Consideration would have been had such amount been calculated based on the foregoing amounts. The Post-Closing Statement shall be prepared using the Accounting Principles.
(d) Review of Post-Closing Statement. Buyer shall provide the Securityholder Representative with reasonable access, during normal business hours and upon reasonable advance written notice, to supporting documentation in order to review the Post-Closing Statement. The Securityholder Representative shall have thirty (30) days following Buyer’s delivery of the Post-Closing Statement (the “Review Period”) to review the same together with information requested in accordance with this Section 1.4(d). Prior to the expiration of the Review Period, the Securityholder Representative shall deliver to Buyer a written statement accepting or disputing the Post-Closing Statement. In the event that the Securityholder Representative shall dispute the Post-Closing Statement, such statement shall include a detailed itemization of the Securityholder Representative’s objections and the reasons therefor (such statement, a “Dispute Statement”), as well as the Securityholder Representative’s calculations of the applicable items in the Dispute Statement. Any component of the Post-Closing Statement that is not expressly disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If the Securityholder Representative does not deliver a Dispute Statement to Buyer within the Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.
(e) Dispute Resolution. If the Securityholder Representative delivers a Dispute Statement during the Review Period, Buyer and the Securityholder Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) calendar days immediately following Buyer’s receipt of the Dispute Statement, or such longer period as Buyer and the Securityholder Representative may mutually agree (the “Resolution Period”). Any such disputed items that are resolved by Buyer and the Securityholder Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal. If Buyer and the Securityholder Representative do not resolve all such disputed items by the end of the Resolution Period, Buyer and the Securityholder Representative shall submit all items remaining in dispute with respect to the Dispute Statement to a nationally recognized independent accounting firm upon which Buyer and the Securityholder Representative shall reasonably agree (the “Accounting Firm”) for review and resolution, provided that if Buyer and the Securityholder Representative cannot agree during the five (5) calendar days immediately following the end of the Resolution Period, or such longer period as Buyer and the Securityholder Representative may mutually agree, the Accounting Firm shall be Ernst & Young LLP. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the Accounting Principles and this Agreement, shall determine only those items remaining in dispute between Buyer and the Securityholder Representative, and shall only be permitted or authorized to determine an amount with respect to any such disputed item that is less than or equal to the greatest value claimed for such disputed item by either party and greater than or equal to the smallest value claimed for such disputed item by either party in the Post-Closing Statement or the Dispute Statement, as applicable. Each of Buyer and the Securityholder Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and Representatives and such other information as the Accounting Firm may require in order to render its determination. The Accounting Firm shall be instructed to deliver to Buyer and the Securityholder Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Buyer and the Securityholder Representative) of the disputed items within thirty (30) calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error. All fees and expenses relating to the work, if any, to be performed by the Accounting Firm will be allocated between Buyer, on the one hand, and the Securityholder Representative (on behalf of the Indemnifying Parties, first out of the Expense Fund, and only after the Expense Fund is exhausted, then from the Indemnifying Parties directly), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Accounting Firm) bears to the total disputed amount of such items so submitted.
(f) Final Total Closing Consideration. The Total Closing Consideration, calculated based on Total Closing Consideration Adjustment Amount as deemed final and binding on the parties hereto pursuant to this Section 1.4, is referred to herein as the “Final Total Closing Consideration.”
1.5 Further Action. If at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Buyer, Merger Sub, and the officers and directors of the Company, Buyer and Merger Sub, are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

ARTICLE II

CLOSING AND CLOSING PAYMENTS
2.1 The Closing. Unless this Agreement is validly terminated pursuant to Section 8.1, Buyer, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) within three (3) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, California 94301, unless another time or place is mutually agreed upon in writing by Buyer and the Company. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date.”
2.2 Closing Conditions.
(a) Mutual Conditions. The respective obligations of Buyer, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(i) Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.
(ii) Regulatory Approvals. All waiting periods (and extensions thereof) applicable to the Merger and the other transactions contemplated hereby under the HSR Act shall have expired or been terminated without any conditions thereto other than conditions which Buyer shall have accepted in its sole and absolute discretion and which do not have any negative impact on the Company Securityholders.
(iii) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) promulgated, issued or granted by a Governmental Entity of competent jurisdiction shall be in effect which has the effect of making the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of the Merger or any other transaction contemplated hereby in accordance with the terms hereof.
(iv) Escrow Agreement. The Escrow Agreement shall have been duly executed and delivered by the Escrow Agent.
(b) Additional Buyer and Merger Sub Conditions. The obligations of Buyer and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, any of which may be waived in writing exclusively by Buyer:
(i) Company Covenants. The Company shall have performed and complied in all material respects with the covenants and obligations under this Agreement required to be performed or complied with by the Company prior to the Closing.
(ii) Company Representations and Warranties.
(A) Each of the Fundamental Representations of the Company shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” set for therein) as of the Agreement Date and shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” set forth therein) as of such date).
(B) Each of the representations and warranties of the Company (other than the Fundamental Representations) shall have been true and correct in all respects as of the Agreement Date and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date which shall have been true and correct in all respects as of such date), except, in each case, where the failure to be so true and correct, individually or in the aggregate, has not had and would not be reasonably be expected to have a Company Material Adverse Effect.

(iii) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred that is continuing.
(iv) No Governmental Actions. There shall be no Action of any kind or nature brought or initiated by any Governmental Entity against Buyer or any of its Subsidiaries, or against the Company or any of its Subsidiaries, that seeks (A) any restraint preventing or prohibiting the transactions contemplated by this Agreement or (B) material damages in connection with the transactions contemplated by this Agreement.
(v) Appraisal Claims and Rights. Company Shareholders holding no more than two and a half percent (2.5%) of the Company Shares outstanding immediately prior to the Effective Time (determined on an as converted to Company Common Share basis) shall have exercised (or have a continuing right to exercise) appraisal, dissenters’ or similar rights under the DGCL or other applicable Law with respect to the Merger or any other transactions contemplated by this Agreement.
(vi) Joinder Agreements. Buyer shall have received executed Joinder Agreements from Indemnifying Parties representing, in the aggregate, at least 95% of the Total Outstanding Shares.
(vii) 280G Waivers and Shareholder Approval. Buyer shall have received (i) executed 280G Waivers from each of the 280G Persons that delivered an executed 280G Waiver to the Company in accordance with Section 7.1(b) and (ii) with respect to all “parachute payments” pursuant to which each such 280G Waiver was obtained, evidence that either (A) the 280G Approval was obtained in respect of such “parachute payments” or (B) that the 280G Approval was not obtained and as a consequence, such “parachute payments” shall not be made or provided pursuant to such 280G Waiver.
(viii) Holdback Agreements. Each of the Holdback Agreements, executed concurrently with this Agreement shall be in full force and effect shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto (not including Buyer).
(ix) Non-Competition and Non-Solicitation Agreements. Each of the Non-Competition and Non-Solicitation Agreements executed concurrently with this Agreement shall be in full force and effect (contingent upon the Closing) and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto (not including Buyer).
(x) New Employment Arrangements.
(A) Each of the employment agreements or letters of intent, as applicable, shall have been executed by each of the Key Employees and shall be in full force and effect (contingent upon the Closing) and shall not have been revoked, rescinded or otherwise repudiated by such Key Employee, and no Key Employee shall have terminated his or her employment or engagement with the Company (or one of its Subsidiaries, Affiliates or PEOs, as applicable), or indicated that he or she is not willing or does not intend to be employed or engaged by the Company (or one of its Subsidiaries, Affiliates or PEOs, as applicable) at or prior to the Closing or with the Surviving Corporation, Buyer or one of its or their designated Affiliates or PEOs following the Closing. Each of the Key Employees, as determined by Buyer, (1) shall have executed Buyer’s Non-Disclosure and Assignment Agreement and Code of Conduct substantially in one of the forms attached to Schedule 2.2(b)(x)(A) (as determined by Buyer) and (2) if currently working in the United States, shall be eligible to work in the United States.
(B) At least ninety percent (90%) of the Other Employees who have received a services agreement or an offer of employment or engagement pursuant to Section 7.5(c) (1) shall have signed an Offer Letter substantially in one of the forms attached to Schedule 2.2(b)(x)(B) (as determined by Buyer), in each case effective immediately following the Closing, (2) shall not have terminated his or her employment, engagement or other service relationship with the Company (or one of its Subsidiaries, Affiliates or PEOs, as applicable), or notified any Person affiliated with Buyer, the Company or any of its Subsidiaries of his or her intent to terminate his or her employment with the Company (or one of its Subsidiaries, Affiliates or PEOs, as applicable) at or prior to the Closing or with the Surviving Corporation, Buyer or one of its or their designated Affiliates or PEOs following the Closing, (3) shall have satisfied Buyer’s customary employee background investigations (provided that if Buyer elects not to retain any person on the basis of such background check, such person will be disregarded for purposes of determining whether this condition has been satisfied), (4) shall have executed Buyer’s Non-Disclosure and Assignment Agreement and Code of Conduct substantially in one of the forms attached to Schedule 2.2(b)(x)(A) (as determined by Buyer), and (5) if currently working in the United States, shall be eligible to work in the United States.
(xi) Termination of Shareholder Agreements. All of the Shareholder Agreements set forth on Schedule 2.2(b)(xi) shall have been terminated.
(xii) Termination of Employee Plans. Unless requested otherwise by Buyer, in accordance with Section 7.5(b), the 401(k) Plans shall have been terminated.
(xiii) Payoff Documents. Buyer shall have received duly and validly executed Payoff Letters and Closing Expense Invoices.
(xiv) Pre-Closing Statement. Buyer shall have received the Pre-Closing Statement, certified as complete and correct on behalf of the Company by the Chief Executive Officer of the Company.
(xv) Closing Payment Spreadsheet. Buyer shall have received the Closing Payment Spreadsheet, certified as complete and correct on behalf of the Company by the Chief Executive Officer of the Company.
(xvi) Company Closing Certificates.
(A) Officer’s Certificate. Buyer shall have received a certificate from the Company (the “Officer’s Certificate”), validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(b)(i), 2.2(b)(ii), 2.2(b)(iii), 2.2(b)(xi) and 2.2(b)(xii), have been satisfied.
(B) Secretary’s Certificate. Buyer shall have received a certificate from the Company, validly executed by the Secretary of the Company for and on the Company’s behalf, certifying (i) as to the terms and effectiveness of the Governing Documents, (ii) as to the valid adoption of resolutions of the Company’s board of directors whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Company’s board of directors and (iii) that the Requisite Shareholder Approval has been obtained.
(C) FIRPTA Certificate. Buyer shall have received a FIRPTA Compliance Certificate in a form reasonably acceptable to Buyer for purposes of satisfying Buyer’s obligations under Treasury Regulation Section 1.1445-2(c)(3), validly executed by a duly authorized officer of the Company, together with a notice to the U.S. Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2) and authorization for Buyer to deliver such notice to the U.S. Internal Revenue Service after the Effective Time.
(xvii) Certificates of Good Standing. Buyer shall have received a certificate of good standing from the Secretary of State of the State of Delaware which is dated within five (5) Business Days prior to Closing with respect to the Company.
(c) Additional Company Conditions. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing exclusively by the Company:
(i) Buyer Covenants. Buyer and Merger Sub shall have performed and complied in all material respects with the covenants and obligations under this Agreement required to be performed or complied with by them prior to the Closing.
(ii) Buyer Representations and Warranties. Each of the representations and warranties of Buyer and Merger Sub in this Agreement shall have been true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as of the Agreement Date and shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than such representations and warranties of Buyer and Merger Sub as of a specified date, which shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as of such date).

(iii) Officer’s Certificate. The Company shall have received a certificate from Buyer (the “Buyer Certificate”), validly executed by a duly authorized officer of Buyer for and on Buyer’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) have been satisfied.
2.3 Payment of Total Closing Consideration.
(a) Closing Payment Spreadsheet. At least three (3) Business Days prior to the Closing, the Company shall deliver to Buyer the “Closing Payment Spreadsheet” in a form and substance reasonably satisfactory to Buyer and accompanied by documentation reasonably satisfactory to Buyer in support of the information set forth therein. The Closing Payment Spreadsheet shall set forth the following information in reasonable detail (other than as to the Key Employees, as to which only clause (vi) will apply):
(i) with respect to each Company Shareholder: (A) the name, address, social security number (or tax identification number, as applicable, and as permitted under governing data privacy law) (if available), jurisdiction of Tax residence (if available) and email address (if available) of such Person and, if such Person is an Employee, an indication as to whether such Person is expected to be a Continuing Employee or a Non-Continuing Employee; (B) the number, class, and series of shares of Company Shares held by such Person; (C) the date of acquisition of such Company Shares; (D) the Company Share Closing Payment that such Person is entitled to receive on account of such Company Shares; (E) the amount of Taxes that are to be withheld from the Company Share Closing Payment that such Person is entitled to receive on account of such Company Shares (other than U.S. federal backup withholding Taxes that could result from failure to submit a Form W-9 or Form W-8BEN or comparable withholding documentation); (F) such Person’s Indemnification Pro Rata Portion; (G) bank account and other wire transfer information and instructions of such Person and an address to which any check should be mailed to such Person (solely with respect to Company Shareholders who have submitted Exchange Documents to the Company in advance); and (H) such Person’s Loan Repayment Amount, if any;
(ii) with respect to each holder of Company Restricted Stock: (A) the name, address, social security number (or tax identification number, as applicable, and as permitted under governing data privacy law) (if available), jurisdiction of Tax residence (if available), and email address (if available) of such Person, and an indication as to whether such Person is expected to be a Continuing Employee, Non-Continuing Employee or non-employee advisor to the Company; (B) whether such Person is an Employee, consultant or director of the Company; (C) the grant date of each award of Company Restricted Stock held by such Person; (D) the name of such Company Employee Plan under which the award of Company Restricted Stock was granted; (E) the vesting schedule (including all acceleration provisions) applicable to each such Company Restricted Stock; (F) the number of Company Shares subject to each award of Company Restricted Stock; (G) the Restricted Stock Closing Amount that such Person is entitled to receive, if any, on account of all shares of Company Restricted Stock; (H) such Person’s Indemnification Pro Rata Portion; and (I) such Person’s Loan Repayment Amount, if any.
(iii) with respect to each Company Optionholder: (A) the name, address, social security number (or tax identification number, as applicable, and as permitted under governing data privacy law) (if available), jurisdiction of Tax residence (if available), and email address (if available) of such Person, and an indication as to whether such Person is expected to be a Continuing Employee, Non-Continuing Employee or non-employee advisor to the Company; (B) whether such Person is an Employee, consultant or director of the Company; (C) the grant date of each Company Option held by such Person and expiration date of each such Company Option (if applicable); (D) the name of the Company Employee Plan under which the Company Option was granted; (E) the vesting schedule (including all acceleration provisions) applicable to each such Company Option and the extent to which each such Company Option is vested as of immediately prior to the Effective Time; (F) the exercise price per share and the number, class, status as book-entry and series of shares of Company Shares underlying each such Company Option; (G) the Company Option Closing Payment that such Person is entitled to receive, if any, on account of all Vested Company Options and the number of shares of Buyer Common Stock to be subject to the Buyer Option that such Person is entitled to receive, if any, on account of all Unvested Company Options; (H) such Person’s Indemnification Pro Rata Portion (if applicable); (I) whether payment to such Person can and should be made through the Company’s normal payroll processes and, if not, bank account and other wire transfer information and instructions of such Person and an address to which any check should be mailed to such Person (solely with respect to Company Optionholders who have submitted Exchange Documents to the Company in advance); and (J) such Person’s Loan Repayment Amount, if any;
(iv) with respect to each Company RSU Holder: (A) the name, address, social security number (or tax identification number, as applicable, and as permitted under governing data privacy law), jurisdiction of Tax residence, and (if available) e-mail address of such Person, and an indication as to whether such Person is expected to be a Continuing Employee, Non-Continuing Employee or non-employee advisor to the Company; (B) whether such Person is an employee, consultant or director of the Company; (C) the grant date of each Company RSU held by such Person; (D) whether each such Company RSU (if applicable) was granted pursuant to a Company Employee Plan, and the name of such Company Employee Plan; (E) the vesting schedule (including all acceleration provisions) applicable to each such Company RSU; (F) the number, class, status as book-entry and series of shares of Company Shares underlying each such Company RSU; (G) the number of Buyer RSUs that such Person is entitled to receive, if any, on account of all Company RSUs; and (H) such other additional information which Buyer may reasonably request in order to facilitate the payments contemplated hereby; and
(v) with respect to each Company Warrant Holder: (A) the name, address, social security number (or tax identification number, as applicable, and as permitted under governing data privacy law) (if available), jurisdiction of Tax residence (if available) and email address (if available) of such Person; (B) the exercise price per share and the number, class, status as book-entry and series of shares of Company Shares underlying each such Company Warrant; (C) the Company Warrant Closing Payment that such Person is entitled to receive on account of such Company Warrants; (D) such Person’s Indemnification Pro Rata Portion; and (E) bank account and other wire transfer information and instructions of such Person and an address to which any check should be mailed to such Person (solely with respect to Company Warrant Holders who have submitted Exchange Documents to the Company in advance);
(vi) with respect to each Key Employee: (A) the aggregate portion of the Total Closing Consideration to be paid to such Person; (B) the Holdback Consideration Amount to be held back from such Person; (C) such Person’s Indemnification Pro Rata Portion; and (D) such Person’s Loan Repayment Amount, if any.
(b) Closing Payments.
(i) Retention of Holdback Consideration. Notwithstanding anything in this Agreement to the contrary, at the Closing, Buyer will retain the Holdback Consideration Amount from the aggregate Total Closing Consideration payable to each Key Employee in respect of such Person’s Company Shares (excluding shares of Company Restricted Stock) and Vested Company Options, if any, pursuant to the terms set forth in the applicable Holdback Agreement and, as it relates to Vested Company Options, on an after-Tax basis. Each Key Employee shall be entitled to receive the Holdback Consideration Amount payable to such Key Employee in accordance with the terms set forth in such Key Employee’s Holdback Agreement. The parties intend that any Holdback Consideration Amount (other than any Holdback Consideration Amount attributable to any Vested Company Options) that is paid to any Key Employee shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Law, as appropriate, unless otherwise required pursuant to a final non-appealable, determination of an applicable Governmental Entity.
(ii) Payment Fund Deposit. At the Closing, Buyer shall transfer or cause to be transferred to the Payment Agent an amount of cash equal to (i) that portion of the Total Closing Consideration to be paid in cash to the Company Securityholders at the Effective Time pursuant to Section 1.3, less (ii) the Escrow Amount, less (iii) the Expense Cash, less (iv) the aggregate Holdback Consideration Amount for all Key Employees, less (v) that portion of the Total Closing Consideration that it reasonably determines appropriate to be paid through payroll distributions of the Surviving Corporation, Buyer, or other Person, in accordance with the terms of this Agreement (such funds deposited with the Payment Agent, the “Payment Fund”). At any time following the last day of the twelfth (12th) month following the Effective Time, Buyer shall be entitled to require the Payment Agent to deliver to Buyer or its designated successor or assign all cash amounts that have been deposited with the Payment Agent pursuant to this Section 2.3(b)(ii), and any and all interest thereon or other income or proceeds thereof, not disbursed to the owners of Company Securities pursuant to Section 2.3(c), and thereafter the owners Company Securities shall be entitled to look only to Buyer only as general creditors thereof with respect to any and all cash amounts that may be payable to such owners of Company Securities pursuant to Section 1.3 upon the cancellation of such Company Shares, Company Warrants or Vested Company Options, as applicable, and duly executed Exchange Documents in the manner set forth in Section 2.3(c). No interest shall be payable for the cash amounts delivered to Buyer pursuant to the provisions of this Section 2.3(b)(ii) and which are subsequently delivered to the owners of Company Securities.
(iii) Payroll Deposit. At the Closing, Buyer shall transfer or cause to be transferred through the payroll service of Buyer or the Surviving Corporation or the Payment Agent, as determined by Buyer, that portion of the Total Closing Consideration to be paid to the Company Optionholders with respect to their Vested Company Options pursuant to Section 1.3(c)(i). Notwithstanding anything herein to the contrary, Buyer shall be permitted to cause any portion of the Total Closing Consideration payable to an Employee to be paid by the Surviving Corporation or Buyer (or such other entity employing such Employee) through a payroll distribution and subject to applicable Tax withholdings, and Buyer shall cause each such payment to be made as soon as reasonably practicable (but in any event no later than ten (10) Business Days) following the date such cash amount becomes payable in accordance with the terms and conditions of this Agreement. In furtherance of the foregoing, the Company shall take such actions and, upon Buyer’s reasonable request, provide such information that may be necessary or appropriate prior to the Closing Date to facilitate the making of any payroll distribution referenced in this Section 2.3(b)(iii).
(iv) Escrow Fund Deposit. At the Closing, Buyer shall transfer the Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Escrow Fund”) under the terms of this Agreement, the Escrow Agreement and each Key Employee’s respective Holdback Agreement. The parties hereto agree that Buyer shall be treated as the owner of the cash and any other assets in the Escrow Fund for all Tax purposes until such funds are disbursed pursuant to this Agreement and the Escrow Agreement and that all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to this Agreement shall be treated for Tax purposes as earned by Buyer until such amounts are disbursed pursuant to this Agreement and the Escrow Agreement. The parties intend the Escrow Amount to qualify for installment sale reporting under Section 453 of the Code (except for Escrow Amount attributable to any Company Restricted Stock or Vested Company Option that is taxed as compensation to the respective holder thereof). In the event the Key Employee forfeits the First Payment and the Second Payment (each as defined in such Key Employee’s Holdback Agreement) in accordance with the terms of such Key Employee’s Holdback Agreement, the Escrow Agent shall, subject to the terms of, and procedures set forth in, the Escrow Agreement, disburse such forfeited amount that would otherwise have been distributed to such Key Employee from the Escrow Amount to Buyer and Buyer may unilaterally instruct the Escrow Agent to make such disbursement.
(v) Expense Fund Deposit. At the Closing, Buyer shall transfer the Expense Cash to the Securityholder Representative to hold in trust under the terms of this Agreement as the Expense Fund. The parties agree that for income Tax purposes, the Expense Fund shall be treated in accordance with the terms of Section 10.3(c).
(vi) Debt Payoff. At the Closing, Buyer shall pay (or cause to be paid) the amount specified in each Payoff Letter to the extent not paid prior to the Closing.
(vii) Expense Payoff. At the Closing, Buyer shall pay (or cause to be paid) the amount specified in each Closing Expense Invoice to the extent not paid prior to the Closing.
(c) Payment Procedures.
(i) Within five (5) Business Days following the execution of this Agreement, the Payment Agent shall distribute (on behalf of the Company) to certain Company Shareholders, holders of Vested Company Options and holders of Company Warrants, (i) a letter of transmittal in the form agreed upon by Buyer, the Company and the Payment Agent (each, a “Letter of Transmittal”), (ii) the Information Statement, and (iii) any other documents or agreements reasonably requested by the Company, each to be distributed as indicated by the Company and in accordance with the terms of the Payment Agent Agreement.

(ii) With respect to the holders of Company Shares, the holders of Company Warrants and those holders of Vested Company Options that are not current or former employees of the Company, after receipt by the Payment Agent of a Letter of Transmittal and any other documents (including applicable tax forms) that Buyer or the Payment Agent may reasonably require in connection therewith (the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, Buyer shall cause the Payment Agent to pay to each such holder of Company Shares, Company Warrants or Vested Company Options, as applicable, in exchange therefor the Total Closing Consideration payable in respect thereto pursuant to Section 1.3. No portion of the Total Closing Consideration shall be paid or payable to any holder of Company Shares, any holder of Company Warrants or any holder of Vested Company Options that is not a current or former employee of the Company until such holder has delivered validly executed Exchange Documents in accordance with the terms and conditions hereof. Notwithstanding the foregoing, Buyer shall cause the Payment Agent to pay to each holder of Company Shares, holder of Company Warrants and holder of Vested Company Options that is not a current or former employee of the Company that has returned a Letter of Transmittal at least three (3) Business Days prior to the Closing Date, the Company Share Closing Payment, the Company Warrant Closing Payment or the Company Option Closing Payment, as applicable, payable to such holder in respect of such Company Shares, Company Warrants or Vested Company Options, as applicable, pursuant to Section 1.3 as promptly as practicable and, in any event, within two (2) Business Days following the Closing.
(iii) In the event that any Person entitled to consideration hereunder has outstanding loans from the Company or any Subsidiary as of the Effective Time, the consideration payable to such Person pursuant to Section 1.3 shall be reduced by an amount equal to the outstanding principal plus accrued interest, if any, of such Person’s loans as of the Effective Time (collectively, such Person’s “Loan Repayment Amount”). Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 2.3(c)(iii). To the extent the consideration payable to such Person is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Person.
(iv) The cash amounts paid in respect of the cancellation of Company Shares in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such Company Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares which were outstanding immediately prior to the Effective Time.
(v) Notwithstanding anything to the contrary in this Section 2.3, none of Buyer, the Payment Agent, the Surviving Corporation, nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
2.4 Payment of Post-Closing Adjustment to Total Closing Consideration.
(a) Post-Closing Payment Spreadsheet. The Securityholder Representative shall deliver to Buyer an updated version of the Closing Payment Spreadsheet (the “Post-Closing Payment Spreadsheet”) within five (5) Business Days after the determination of the Final Total Closing Consideration in a form and substance reasonably satisfactory to Buyer and accompanied by documentation reasonably satisfactory to Buyer in support of the information set forth therein. The Closing Payment Spreadsheet shall set forth the following information in reasonable detail:
(i) all information specified in Sections 2.3(a)(i)-(vi) inclusive, as updated to reflect the Final Total Closing Consideration; and
(ii) if any amounts are due from Buyer to the Indemnifying Parties pursuant to Section 2.4(b), the amount of any portion of the Positive Adjustment Amount payable to each Indemnifying Party in accordance with such Indemnifying Party’s Indemnification Pro Rata Portion.
(b) Positive Adjustment.
(i) If the amount of the Final Total Closing Consideration exceeds the amount of the Estimated Total Closing Consideration (such excess amount, the “Positive Adjustment Amount”), then within five (5) Business Days after the delivery of the Post-Closing Payment Spreadsheet, Buyer shall deposit or cause to be deposited in the Payment Fund held by the Payment Agent, by wire transfer of immediately available funds, an amount in cash equal to the Positive Adjustment Amount, if any.

(ii) As soon as reasonably practicable following delivery of the Positive Adjustment Amount pursuant to Section 2.4(b)(i), Buyer shall deliver or cause to be delivered to each of the Indemnifying Parties such Indemnifying Party’s Indemnification Pro Rata Portion of the Positive Adjustment Amount in accordance with the Post-Closing Payment Spreadsheet. For the avoidance of doubt, Buyer may choose to route the foregoing payments through the Payment Agent or, in the case of any payments in respect of Vested Company Options, through the Surviving Corporation’s payroll system in order to effectuate all applicable Tax withholding obligations on such payments.
(c) Negative or No Adjustment. If the amount of the Estimated Total Closing Consideration exceeds the amount of the Final Total Closing Consideration (such excess amount, the “Negative Adjustment Amount”), then within five (5) Business Days after the delivery of the Post-Closing Payment Spreadsheet, Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly deliver to Buyer from the Escrow Fund, in immediately available funds by wire transfer to an account designated by Buyer in writing, an amount in cash equal to the Negative Adjustment Amount.
(d) Tax Treatment. Any payment made under this Section 2.4 to the maximum extent permitted by applicable Law, shall be treated for all Tax purposes as an adjustment to the Total Closing Consideration.
2.5 Withholding Taxes. The Company, the Payment Agent, the Escrow Agent, Buyer and the Surviving Corporation and their agents and Affiliates (each, as applicable, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement any amounts required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax law or under any Laws or Orders; provided, however, that Buyer will give the Company, with respect to payments made on or about the Closing, or the Securityholder Representative, with respect to payments made after the Closing, written notice at least three (3) Business Days prior to any such withholding that is not specified in a Payment Spreadsheet (such notice to include reasonable detail and the authority and method of calculation for the proposed deduction or withholding) and (a) Buyer and/or the applicable Withholding Agent shall consider in good faith any claim by the Company or the Securityholder Representative, as applicable, that such withholding is not required or should be imposed at a reduced rate and (b) Buyer and/or the applicable Withholding Agent shall cooperate with the Company or the Securityholder Representative, as applicable, in good faith to minimize, to the extent permissible under applicable Law, the amount of any such deduction or withholding, the submission of any certificates or forms to establish an exemption from, reduction in, or refund of any such deduction or withholding. Upon reasonable request by the applicable Withholding Agent, any Person entitled to receive payments pursuant to this Agreement shall provide any necessary Tax forms, including a valid IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, and any similar information, including any information for U.S. federal, state or local or non-U.S. Tax purposes. Any amounts so deducted or withheld shall be timely paid to the appropriate Governmental Entity and to the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that any payment to any Person is not reduced by such deductions or withholdings, such Person shall indemnify Buyer and its Affiliates (including, after the Effective Time, the Surviving Corporation) for any amounts imposed by and paid over to a Governmental Entity with respect to any such Taxes, together with any costs and expenses relating thereto (including reasonable attorneys’ fees and costs of investigation) except for any such Taxes, costs or expenses resulting from the gross negligence or willful misconduct of Buyer or its Affiliates (including the Surviving Corporation).
2.6 Reliance. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Buyer or Merger Sub or their respective Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Buyer, the Payment Agent and their respective Affiliates and Representatives shall be entitled to rely on the Pre-Closing Statement and the Payment Spreadsheets without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (ii) in no event shall Buyer, the Payment Agent or any of their respective Affiliates and Representatives have any Liability to any Person (including the Securityholder Representative and Company Securityholders) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Pre-Closing Statement or the Payment Spreadsheets and the allocation set forth therein, or payments made by any Person (including Buyer, the Company, the Payment Agent and their respective Affiliates and Representatives) in accordance with the Pre-Closing Statement or the Payment Spreadsheets.

Nothing in this Section 2.6, or the fact that Buyer may provide comments or request changes to any draft Pre-Closing Statement, draft Payment Spreadsheets or that Buyer and the Company may agree to changes to the information or amounts on the Pre-Closing Statement or Payment Spreadsheets, shall in any way limit the right of any Person under Article IX.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to such exceptions as are specifically set forth in the appropriate section, subsection or subclause of the disclosure schedule supplied by the Company to Buyer on the Agreement Date (the “Disclosure Schedule”) or in any other section, subsection or subclause of the Disclosure Schedule solely if and to the extent that it is readily apparent on the face of such disclosure, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein that such disclosure would also constitute an exception to such other section, subsection or sub-clause of this Article III, the Company hereby represents and warrants to Buyer and Merger Sub as follows:
3.1 Organization and Good Standing.
(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted and as currently contemplated to be conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license materially necessary, except where the failure to be so qualified or to obtain such licenses would not, individually or in the aggregate, have a Company Material Adverse Effect.
(b) The Company has Made Available true, correct and complete copies of its Certificate of Incorporation, as amended through the Agreement Date (collectively, the “Governing Documents”).
(c) Section 3.1(c) of the Disclosure Schedule lists the directors and officers of the Company as of the Agreement Date.
(d) Section 3.1(d) of the Disclosure Schedule lists every jurisdiction in which the Company has Employees or facilities or otherwise conducts its business as of the Agreement Date.
3.2 Authority and Enforceability.
(a) The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (including the unanimous approval of the board of directors of the Company) and no further corporate action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Merger or any other transactions contemplated hereby and thereby in accordance with the terms hereof, other than the adoption of this Agreement and approval of the Merger by Company Shareholders representing the Requisite Shareholder Approval.
(b) The Requisite Shareholder Approval is the only vote of the Company Shareholders required under applicable Law, the DGCL, the Governing Documents and all Contracts to which the Company or any Subsidiary is a party to legally adopt this Agreement and approve the Merger and the other transactions contemplated hereby.
(c) This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms , subject to (x) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
3.3 Governmental Approvals. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any Subsidiary in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation by the Company of the Merger or any other transactions contemplated hereby and thereby, except for (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) such filings as may be required in connection with any Transfer Taxes, and (d) the HSR Filing and any required filing under non-U.S. antitrust, competition, or merger control laws.
3.4 Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the Governing Documents or the organizational documents of any Subsidiary, as amended, (b) any Material Contract, or (c) assuming compliance with the Laws contemplated by Section 3.3, any Law or Order applicable to the Company or any Subsidiary or any of their respective properties or assets (whether tangible or intangible). Section 3.4 of the Disclosure Schedule sets forth all necessary consents, notices, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the Merger, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Material Contracts from and after the Effective Time. Following the Effective Time, the Surviving Corporation and each of its Subsidiaries will be permitted to exercise all of its rights under all Material Contracts, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary, as the case may be, would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred.
3.5 Company Capital Structure.
(a) The Company is authorized to issue a maximum of 30,900,000 Company Common Shares, of which 10,462,338 are issued and outstanding as of the Agreement Date, and 15,955,961 Company Preferred Shares, of which 15,339,661 are issued and outstanding as of the Agreement Date, of which (i) 10,862,378 are designated “Series A Preferred Shares,” 10,862,378 shares of which are issued and outstanding as of the Agreement Date, (ii) 4,070,731 are designated “Series B Preferred Shares,” 3,454,431 shares of which are issued and outstanding as of the Agreement Date, and (iii) 1,022,852 are designated “Series B-2 Preferred Shares,” 1,022,852 shares of which are issued and outstanding as of the Agreement Date. As of the Agreement Date, there are 1,903,727 shares of Company Restricted Stock issued and outstanding. There are no treasury shares outstanding. Each Company Preferred Share is convertible on a one-share-for-one-share basis into a Company Common Share. As of the Agreement Date, all the Company Shares are held of record by the Persons and in the amounts set forth in Section 3.5(a) of the Disclosure Schedule which further sets forth for each such Person the number of shares held, class and/or series of such shares and the domicile addresses of record of such Persons (if available). Section 3.5(a) of the Disclosure Schedule shall be updated to reflect any exercises of Company Options or transfers of Company Shares occurring between the Agreement Date and the Closing Date. All outstanding Company Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by applicable Law, statute, the Governing Documents, or any agreement to which the Company is a party or by which it is bound.
(b) All outstanding Company Shares, shares of Company Restricted Stock and Company Options have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company) in material compliance with all applicable Laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company) in accordance with any right of first refusal or similar right or limitation. No Company Shareholder has exercised any right of redemption, if any, provided in the Governing Documents with respect to the Company Preferred Shares, and the Company has not received notice that any Company Shareholder intends to exercise such rights. There are no declared or accrued but unpaid dividends with respect to any shares of Company Shares. Other than the Company Shares set forth in Section 3.5(a) of the Disclosure Schedule (as it may be updated pursuant to Section 3.5(a)), the Company has no other shares authorized, issued or outstanding.
(c) Except for the Company Equity Plans, neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-related compensation to any person (whether payable in shares, cash or otherwise). The Company Equity Plans have been duly authorized, approved and adopted by the Company’s board of directors and the Company Shareholders and is in full force and effect. The Company has reserved 8,072,623 Company Common Shares for issuance upon the issuance of shares or the exercise of options or restricted stock unit awards granted under the Company Equity Plans, of which, as of the Agreement Date (i) 3,124,215 shares are issuable upon the exercise of outstanding, unexercised options granted under the Company Equity Plans, (ii) 3,038,230 shares have been issued upon the exercise of options or purchase or award of shares of Company Restricted Stock granted under the Company Equity Plans and remain outstanding, (iii) 72,975 shares are reserved for issuance upon the settlement of Company RSUs and (iv) 1,179,523 shares remain available for future grant. Section 3.5(c) of the Disclosure Schedule sets forth as of the Agreement Date for each outstanding Company Option, award of Company Restricted Stock and Company RSU, (i) the name of the holder and the location of such holder, (iii) whether such holder is an Employee of the Company, (iv) the number of Company Common Shares subject to such Company Option, award of Company Restricted Stock or Company RSU, (v) the date of grant, (vi) the exercise price (if any), (vii) the vesting schedule, including the extent vested to date and whether such vesting is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events, and, (viii) for any Company Option, whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code. No Company Option has been granted with an exercise price less than the fair market value of a Company Common Share on the date of grant. Complete copies of the forms of all agreements and instruments relating to or issued under the Company Equity Plans have been Made Available and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof Made Available. No holder of Company Options has the ability to early exercise any Company Options for shares of Company Restricted Stock under the Company Equity Plans or any other Contract relating to such Company Options. All Company Options, awards of Company Restricted Stock and Company RSUs have been granted under the Company Equity Plans.
(d) Section 3.5(d) of the Disclosure Schedule sets forth, as of the Agreement Date, all Indebtedness of the Company and each Subsidiary, including the amount of such Indebtedness, a breakdown of the following components of such Indebtedness: the principal, accrued interest, any prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any or all of such Indebtedness were prepaid, extinguished, unwound and settled in full prior to maturity, a description of any assets securing such Indebtedness, and Person to whom such Indebtedness is owed, and, other than as set forth therein, the Company and the Subsidiaries have no outstanding Indebtedness. No such Indebtedness is subject to any restriction upon the prepayment of any such Indebtedness. With respect to each such item of Indebtedness, neither the Company nor any Subsidiary is in default and no payments are past due. There are no outstanding loans or Indebtedness involving, on the one hand, the Company and on the other hand, any of the Company Securityholders. As of the Agreement Date, all Contracts relating to Indebtedness of the Company and its Subsidiaries have been Made Available to the Buyer.
(e) No bonds, debentures, notes or other indebtedness of the Company or any Subsidiary (i) having the right to vote on any matters on which the Company Shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting shares of the Company, are issued or outstanding as of the Agreement Date.
(f) As of the Agreement Date, except for the Company Warrants which are listed on Section 3.5(f) of the Disclosure Schedule, the Company Options, the Company RSUs and awards of Company Restricted Stock, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any Subsidiary is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding or authorized share appreciation, phantom share, profit participation, or other similar rights with respect to the Company or any Subsidiary (whether payable in shares, cash or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting shares of the Company or any Subsidiary to which the Company or any Subsidiary is a party, and there are no agreements to which the Company or any Subsidiary is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Shares. As a result of the Merger, the Buyer will be the sole record and beneficial holder of all issued and outstanding Company Shares and all rights to acquire or receive any shares of Company Shares, whether or not such shares of Company Shares are outstanding.
(g) Other than the Company Shares listed on Section 3.5(a) of the Disclosure Schedule, the Company Warrants listed on Section 3.5(f) of the Disclosure Schedule, and the Company Options, awards of Company Restricted Stock and Company RSUs, in each case, listed on Section 3.5(c) of the Disclosure Schedule, as of the Agreement Date, there are no Company Securities authorized, issued or outstanding, and there are no promises, obligation or agreements (whether or not enforceable, written or oral) to issue any Company Securities.
(h) The allocation of the Total Closing Consideration set forth in Article I and contribution to, and distributions from, the Escrow Fund, and the Expense Fund set forth throughout this Agreement, is consistent with, and do not violate, the Governing Documents, any Company Employee Plan, or any Contract applicable to any Company Securities to which the Company is a party.
3.6 Company Subsidiaries.
(a) Section 3.6(a) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity of which the Company owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body (each, a “Subsidiary”). Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary has the corporate power to own its assets and properties and to carry on its business as currently conducted, except where the failure to have such corporate power would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications or licenses necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. A true, correct and complete copy of each Subsidiary’s charter documents and bylaws, each as amended to date and in full force and effect on the Agreement Date, has been Made Available. The Company is the sole direct and indirect beneficial and record owner of all outstanding shares of capital stock or other equity interests of each Subsidiary. All outstanding shares of capital stock or other equity interests of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the charter documents or bylaws of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Laws. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any Subsidiary is a party or by which any Subsidiary is bound obligating the Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries. Section 3.6(a) of the Disclosure Schedule lists the directors and officers of each Subsidiary as of the Agreement Date.
(b) Section 3.6(b) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity (other than the Subsidiaries listed in Section 3.6(a) of the Disclosure Schedule) in which the Company owns or has owned any shares or any interest. Neither the Company nor any Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person (other than a Subsidiary).

3.7 Company Financial Statements; Internal Financial Controls.
(a) Section 3.7(a) of the Disclosure Schedule sets forth the Company’s (i) unaudited consolidated balance sheet as of December 31, 2019, and the related unaudited consolidated statements of operations, cash flow and changes in shareholders’ equity for the 12-month period then ended (the “Year-End Financials”), and (ii) unaudited consolidated balance sheet as of September 30, 2020 (the “Balance Sheet Date”), and the related unaudited consolidated statements of operations, cash flow and changes in shareholders’ equity for the nine months then ended (the “Interim Financials”). The Year-End Financials and the Interim Financials (collectively referred to as the “Financials”) have been prepared in accordance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other (except that the Interim Financials do not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.” The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Financials are consistent with such books and records.
(b) The Company has Made Available an aging schedule with respect to the billed accounts receivable of the Company and its Subsidiaries as of the Balance Sheet Date indicating a range of days elapsed since invoice. All of the accounts receivable, whether billed or unbilled, of the Company and its Subsidiaries arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, are not subject to any set-off or counterclaim, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis and are not subject to any other repurchase or return arrangement. No Person has any Lien on any accounts receivable of the Company or any Subsidiary and, as of the Agreement Date, no request or agreement for material deduction or material discount has been made with respect to any accounts receivable of the Company or any Subsidiary that are outstanding as of the Agreement Date.
(c) The Company and each Subsidiary has established and maintains, adheres to and enforces a system of internal accounting controls which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the board of directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. To the Knowledge of the Company, there have not been (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any Subsidiary, (ii) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary or (iii) any claim or allegation regarding any of the foregoing.
(d) Neither the Company nor any of its Subsidiaries has any off balance sheet liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any of its Subsidiaries.
3.8 No Undisclosed Liabilities. The Company nor any Subsidiary has any Liability, indebtedness, obligation, expense, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with GAAP), except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date, that do not exceed $1,000,000 in the aggregate (excluding deferred revenue), (c) are liabilities under Contracts of the Company and Subsidiaries that have been Made Available, if required to have been Made Available pursuant to other provisions of this Agreement, that are set forth in and identifiable by reference to the text of such Contracts (excluding, for the avoidance of doubt, liabilities arising out of any breach or non-compliance with the terms thereof), or (d) are liabilities for Third-Party Expenses.

3.9 No Changes. Since the Balance Sheet Date through the Agreement Date, (a) no Company Material Adverse Effect has occurred or arisen, and (b) neither the Company nor any Subsidiary has taken any action that would be prohibited by Section 5.2 if proposed to be taken after the Agreement Date.
3.10 Tax Matters.
(a) Tax Returns and Payments. Each income and other material Tax Return required to be filed by or on behalf of the Company or any Subsidiary with any Governmental Entity: (i) has been filed on or before the applicable due date (including any valid extensions of such due date); and (ii) has been accurately and completely prepared in all material respects and in compliance with all applicable Laws. All Taxes required to be paid by the Company and its Subsidiaries (whether or not shown as due on any Tax Return) have been timely paid. The Company has delivered or Made Available to Buyer accurate and complete copies of all income and other material Tax Returns filed for which the statute of limitations have not expired, other than immaterial information Tax Returns (e.g., IRS Forms W-2 and 1099).
(b) Reserves for Payment of Taxes. The Financials fully accrue all liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Company and its Subsidiaries, as the case may be have had reserves adequate for the payment of all Taxes for the period from the date of the Balance Sheet Date through the Agreement Date, and Section 3.10(b) of the Disclosure Schedule sets forth the dollar amount of the Company’s current reserves for Taxes. Neither the Company nor any Subsidiary has incurred any liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.
(c) Audits; Claims. No Tax Return has ever been examined or audited by any Governmental Entity. Neither the Company nor any Subsidiary has received from any Governmental Entity any: (i) written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) written notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Tax Returns of the Company or any Subsidiary has been granted by or requested from the Company or any Subsidiary. No claim or legal proceeding is pending or threatened in writing against the Company or any Subsidiary in respect of any Tax. There are no liens for Taxes upon any of the assets of the Company or any Subsidiary except liens for current Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and, in each case, for which there are adequate accruals, in accordance with GAAP).
(d) Legal Proceedings; Etc. There are no unsatisfied liabilities for Taxes in connection with any written notice of Tax deficiency or similar document received by the Company or any Subsidiary (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company or a Subsidiary and with respect to which adequate reserves for payment have been established).
(e) Distributed Stock. Neither the Company nor any Subsidiary has distributed stock of another Person, and neither the Company nor any Subsidiary has had its stock distributed by another Person, within the last two (2) years in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(f) Adjustment in Taxable Income. Neither the Company nor any Subsidiary is currently, and neither the Company nor any Subsidiary for any period for which a Tax Return has not been filed will be, required to include any adjustment in taxable income for any taxable period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state, local or non-U.S. Tax laws) as a result of transactions, events or accounting methods employed prior to the Merger.
(g) 280G Matters. Except as set forth on Section 3.10(g) of the Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations promulgated thereunder) (excluding any agreement, plan, arrangement or other Contract entered into or adopted at the direction of Buyer or any of its Affiliates) that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Code Section 280G or that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract to which the Company is a party or Company Employee Plan or Employee Agreement, covering any Employee, which would require the Company or any Subsidiary to pay any

Tax “gross-up” or similar “make-whole” payment to any Employee for Tax-related payments under Section 4999 of the Code. Neither the Company nor any Subsidiary currently is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract.
(h) Consolidated Tax Returns; Tax Indemnity Agreements; etc. Neither the Company nor any Subsidiary has: (i) ever been a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (other than Contracts entered into in the ordinary course of business consistent with past practices on customary commercial terms the principal purpose of which is not Taxes (“Ordinary Course Contracts”)), nor does the Company or any of its Subsidiaries owe any amount under such an agreement or arrangement, (ii) any liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law (including any arrangement for group or consortium relief or similar arrangement)) as a transferee or successor, by operation of Law or otherwise, (iii) incurred a dual consolidated loss within the meaning of Section 1503 of the Code, or (iv) ever been a party to any joint venture, partnership or other arrangement that is reasonably likely to be treated as a partnership for Tax purposes. Neither the Company nor any Subsidiary has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax law) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company).
(i) FIRPTA. Neither the Company nor any Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(j) No Other Jurisdictions for Filing Tax Returns. There are no jurisdictions in which the Company or any Subsidiary is required to file a material Tax Return other than the jurisdictions in which the Company or such Subsidiary has filed such Tax Returns. Neither the Company nor any Subsidiary is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment, place of business, or business operations in that other country. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.
(k) Tax Rulings. Neither the Company nor any Subsidiary has entered into any arrangement (including “rulings”) with any Tax authority outside of the ordinary course of business. Neither the Company nor any Subsidiary has made any material U.S. Tax election except as disclosed in the Tax Returns filed. Section 3.10(k) of the Disclosure Schedule describes the terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of other special regime with regard to the payment of Taxes applicable to the Company or any of its Subsidiaries (“Tax Incentive”). Copies of any material documents relating to any such Tax Incentives have been Made Available to Buyer. The Company and each Subsidiary are in compliance in all material respects with the terms and conditions of any such Tax Incentive, and the consummation by the Company of the transactions contemplated by this Agreement is not reasonably expected to have any adverse effect on the continued validity and effectiveness of any such Tax Incentive. Buyer and its Affiliates will not be liable to any Governmental Entity after the Closing for any amounts benefiting the Company or any Subsidiary before the Closing under or with respect to any such Tax Incentives (including as a result of a termination thereof or disqualification therefrom) as a result of the transactions contemplated by this Agreement.
(l) Transfer Pricing. The Company and each of its subsidiaries is in compliance in all material respects with all applicable transfer pricing laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any Subsidiary are arm’s-length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.
(m) Tax Shelters; Listed Transactions. Neither the Company nor any Subsidiary has consummated or participated in, nor is the Company or any Subsidiary currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has ever participated in, nor is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Laws. The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or non-U.S. law).
(n) Withholding. Each of the Company and its Subsidiaries: (i) has complied in material respects with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any non-U.S. Law); (ii) has, within the time and in the manner prescribed by applicable Laws, withheld or collected from each payment made to its Employees, Former Employees, service providers and other third parties, and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment), all amounts required to be so withheld and paid over under all applicable Laws, including U.S. federal and state income and employment Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Laws; and (iii) has timely filed all withholding Tax Returns, for all periods.
(o) Change in Accounting Methods; Closing Agreements. Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing Date; (ii) closing agreement as described in Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the Closing Date; (iii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) consummated on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received outside of the ordinary course of business on or prior to the Closing Date; (vi) application of Section 965 of the Code; or (vii) election under Section 108(i) of the Code (or any similar provision of applicable Law) made prior to the Closing Date. Neither the Company nor any Subsidiary has made an election under Section 965(h) of the Code.
(p) Tax Accounting. The Company uses the accrual method of accounting for Tax purposes.
(q) Controlled Foreign Corporation; Passive Foreign Investment Company. Neither the Company nor any Subsidiary is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code or a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.
(r) Section 409A Matters.
(i) Each Company Employee Plan or Employee Agreement that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (“Section 409A”) has been in material documentary and operational compliance with Section 409A. To the extent required, the Company and each Subsidiary has properly reported and/or withheld and remitted on amounts deferred under any Company nonqualified deferred compensation plan subject to Section 409A of the Code. There is no Contract, agreement, plan or arrangement to which the Company or any Subsidiary is a party covering any Employee, which individually or collectively could reasonably be expected to require the Company or any of its Subsidiaries to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A.
(ii) No Company Option or other stock right (as defined in the U.S. Treasury Department Regulation 1.409A 1(1)) (A) has an exercise price that is less than the fair market value of the underlying equity as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (C) has been granted after December 31, 2004, with respect to any class of shares of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).
3.11 Real Property. None of the Company nor any Subsidiary owns any real property, nor has the Company or any Subsidiary ever owned any real property. Section 3.11 of the Disclosure Schedule sets forth a list as of the Agreement Date of all real property currently leased, subleased or licensed by or from the Company or any Subsidiary or otherwise used or occupied by the Company or any Subsidiary (the “Leased Real Property”). Section 3.11 of the Disclosure Schedule sets forth a list as of the Agreement Date of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right, the aggregate annual rental payable thereunder and all amendments, terminations and modifications thereof (the “Lease Agreements”). The Company or any Subsidiary currently occupies all of the Leased Real Property for the operation of its business. There are no other parties occupying, or with a right to occupy, the Leased Real Property. Neither the Company nor any Subsidiary owes brokerage commissions or finders’ fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements. The Company and each of its Subsidiaries has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect and has no continuing liability with respect to such terminated agreements. To the Company’s Knowledge, the Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is structurally sufficient and otherwise suitable for the conduct of the Company’s business. Neither the operation of the Company or any Subsidiary on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate any applicable building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.
3.12 Tangible Property. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and tangible assets, valid leasehold interests in, all of its tangible properties and tangible assets used or held for use in its business, free and clear of any Liens, except (a) as reflected in the Current Balance Sheet, and (b) Permitted Liens. The tangible properties and tangible assets owned or leased by the Company or any Subsidiary (i) constitute all tangible properties and tangible assets necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently contemplated to be conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.
3.13 Intellectual Property.
(a) Disclosures. The Disclosure Schedule contains a complete and accurate list of:
(i) in Section 3.13(a)(i) of the Disclosure Schedule, each Company Product;
(ii) in Section 3.13(a)(ii) of the Disclosure Schedule: (A) each item of Registered IP that is Company IP or that is Licensed exclusively to the Company or any Subsidiary (“Company Registered IP”); (B) the name of the record owner of such item of Company Registered IP; (C) the jurisdiction in which such item of Registered IP has been registered or filed (or, for domain names, the applicable registrar); (D) the applicable application, registration or serial number of such item of Company Registered IP; (E) the filing date and issuance/registration/grant date of such item of Company Registered IP; (F) the prosecution status of such item of Company Registered IP; (G) any actions that must be taken by the Company or any Subsidiary with any applicable Governmental Entity within one hundred and twenty (120) days after the Agreement Date with respect to such item of Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates; and (H) a list of any Actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any Subsidiary is a party or in which claims are raised relating to the validity, enforceability, scope, ownership or Infringement of such item of Company Registered IP;
(iii) in Section 3.13(a)(iii) of the Disclosure Schedule, (A) all Licensed IP Contracts (other than Open Source Licenses; Licensed IP Contracts for any non-customized Software or software-as-a-service solution that: (1) is licensed or made available to the Company or any Subsidiary solely in executable or object code form pursuant to a nonexclusive, internal use software license or service agreement; (2) is not incorporated into any Company Products; and (3) is generally available on standard terms for less than $25,000 per year; Licensed IP Contracts on the Standard Form IP Contracts; and Licensed IP Contracts that are Incidental Licenses); (B) whether the License or Licenses granted to the Company or each Subsidiary, as the case may be, in such Licensed IP Contract is or are exclusive or nonexclusive; and (C) each Company Product in which such Licensed IP is incorporated or for which such Licensed IP is currently used in the production environment; and

(iv) in Section 3.13(a)(iv) of the Disclosure Schedule, each Company IP Contract, other than Licensed IP Contracts, Contracts on the Standard Form IP Contracts and Incidental Licenses.
(b) Standard Form IP Agreements. The Company has Made Available a true, correct and complete copy of each Standard Form IP Contract.
(c) Ownership Free and Clear. The Company or one of the Subsidiaries exclusively own all right, title and interest in and to the Company IP free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing:
(i) each Person who is an Employee or a Former Employee or is or was an independent contractor of the Company or any Subsidiary (or a predecessor of the Company or any Subsidiary) and who is or was involved in the creation or development of any Company IP (including any Person who has contributed to any Open Source Software on behalf of the Company or any Subsidiary) (each, a “Contributor”) has signed a valid and enforceable agreement containing an irrevocable, effective assignment of Intellectual Property Rights in the Company IP to the Company or a Subsidiary, a waiver of moral rights in the Company IP and confidentiality provisions protecting the Company IP, in each case substantially in the Company’s Standard Form IP Contract for Employees (a copy of which is attached to Section 3.13(c)(i)-A of the Disclosure Schedule (the “Employee Proprietary Information Agreement”)) or substantially in the Company’s Standard Form IP Contract for independent contractors (a copy of which is attached to Section 3.13(c)(i)-B of the Disclosure Schedule (the “Consultant Proprietary Information Agreement”)), as the case may be, that provides for the Company or a Subsidiary to have complete and exclusive ownership of such Company IP without the exclusion or reservation by the Contributor of any Intellectual Property or Intellectual Property Right;
(ii) no Contributor or, to the Knowledge of the Company, former employer of any Contributor has any claim, right or interest to or in any Company IP;
(iii) to the Knowledge of the Company, no Contributor is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality that, as a result of such breach, would affect the Company’s or any Subsidiary’s right or interest in or to any Company IP;
(iv) no funding, facilities or personnel of any Governmental Entity or of any university, college, other educational institution, or any multi-national, bi-national or international organization or research center were used to develop or create any Company IP;
(v) the Company and each Subsidiary has taken reasonable steps to maintain the confidentiality of all proprietary information held by such entity, or purported to be held by such entity, as a Trade Secret, and has applied appropriate access levels to Trade Secrets to personnel based on a need to have access basis, including any such information of a third party provided to the Company or any Subsidiary with obligations of confidentiality;
(vi) neither the Company nor any Subsidiary has permitted the rights of the Company or any Subsidiary in any Company IP to enter into the public domain;
(vii) no Company IP is subject to any proceeding or outstanding decree, order, judgment or settlement agreement, or stipulation that restricts in any manner the use, exploitation, transfer or Licensing thereof by the Company or any Subsidiary;
(viii) neither the Company nor any Subsidiary has assigned or otherwise transferred ownership of or granted an exclusive License to, or agreed to assign or otherwise transfer ownership of or grant an exclusive License to, any (A) Patents or (B) any Intellectual Property Right (other than Patents) that is or was (at the time of such assignment or transfer of ownership or the granting of such exclusive License) material to the business of the Company or any Subsidiary, to any other Person;
(ix) neither the Company nor any Subsidiary is currently or has been a member or promoter of, or a Contributor to, any industry standards body or similar organization that could require or obligate the Company or any Subsidiary to grant or offer to any other Person any License or right to any Company IP (or that could, following the Effective Time, require or obligate Buyer or any of its Affiliates to grant or offer to any other Person any License or right to any Intellectual Property or Intellectual Property Right);

(x) none of the Patents included in the Company IP are subject to any declaration that obligates the Company or any of the Subsidiaries to grant a License thereunder on a royalty-free basis or on reasonable and non-discriminatory (RAND) or fair reasonable and non-discriminatory (FRAND) terms; and
(xi) the Company and each Subsidiary owns or otherwise has, and after the Closing will continue to have, all Intellectual Property Rights and Intellectual Property needed to conduct the business of such entity as currently conducted and, to the Knowledge of the Company, needed to commercialize any Development Product.
(d) Valid and Enforceable. The Company or one of the Subsidiaries is listed at the appropriate Governmental Entity as the sole owner of all Company Registered IP (excluding Company Registered IP that is exclusively Licensed to the Company or one of the Subsidiaries) and there are no gaps in chain-of-title documents filed with the applicable Governmental Entity with respect thereto. All necessary registration, maintenance and renewal fees with respect to the Company Registered IP have been paid, and all necessary affidavits, responses, recordations, certificates, releases and other documents have been filed, in each case for the purposes of obtaining, maintaining, perfecting, preserving and renewing all such Company Registered IP and the ownership rights of the Company or one of the Subsidiaries with respect thereto. To the Knowledge of the Company, there is no basis for a claim that any Company Registered IP, except for pending applications, is invalid or unenforceable. Without limiting the generality of the foregoing, no Trademark (whether registered or unregistered) or domain name that is Company IP violates any Trademark (whether registered or unregistered) owned or used by any other Person.
(e) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any Related Agreements, nor the consummation by the Company of any of the transactions contemplated by this Agreement or any Related Agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of (including any incremental loss of rights with respect to), or Lien on, any Company IP or, pursuant to the terms of any Company IP Contract, a loss of the Company’s or any Subsidiary’s rights to any Licensed IP; (ii) a breach of any Licensed IP Contract or Company IP Contract; (iii) the Company or any Subsidiary (or, pursuant to the terms of any Company IP Contract, Buyer or its Affiliates) becoming bound by or subject to any non-compete or other restriction on the operation or scope of their respective businesses; (iv) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (v) the Company or any Subsidiary becoming obligated to pay any royalties or other fees or amounts with respect to Intellectual Property of any other Person in excess of those payable by the Company and each of the Subsidiaries in the absence of this Agreement or the transactions contemplated hereby; or (vi) the grant, assignment or transfer to any other Person of any License under any of the Company IP or, pursuant to the terms of any Company IP Contract, under any Intellectual Property or Intellectual Property Rights of the Buyer or any of its Affiliates. Neither the Company nor any Subsidiary has claimed any status in the application for or registration of any Company Registered IP, including “small business status,” that would be invalid or inaccurate following the consummation by the Company of the transactions contemplated by this Agreement or any Related Agreement.
(f) No Third-Party Infringement of Company IP. To the Knowledge of the Company, no third party has Infringed, and no third party is currently Infringing, any Company IP. Section 3.13(f) of the Disclosure Schedule accurately identifies (and the Company has Made Available a true, correct and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any Subsidiary or any of their respective representatives regarding any actual, alleged or suspected Infringement of any Company IP.
(g) Use of Licensed IP. The Company and the Subsidiaries have valid written licenses to use, reproduce, incorporate, distribute, license, sublicense and provide access to customers in respect of all Licensed IP in the manner and to the extent undertaken by the Company and the Subsidiaries in the conduct of their businesses as presently conducted, and no consents are required to be obtained by the Company and the Subsidiaries with respect to any of the foregoing activities that have not been obtained. To the Knowledge of the Company, the Company and the Subsidiaries have valid written licenses to use, reproduce, incorporate, distribute, license, sublicense and provide access to customers in respect of all Licensed IP to the extent needed to commercialize any Development Product and, to the Knowledge of the Company, no consents are required to be obtained by the Company and the Subsidiaries with respect to any of the foregoing activities that have not been obtained. The Licensed IP Contracts provide the Company and the Subsidiaries with the right, with respect to any

Licensed IP, to (i) distribute and make available Company Products to their customers and potential customers in the manner the Company or any Subsidiary currently makes Company Products available and (ii) authorize their customers and potential customers to use such Company Products in the manner authorized by the Company and the Subsidiaries. No third party that has Licensed any Licensed IP to the Company or any Subsidiary that is used by the Company or any Subsidiary in the production environment for any Company Product or that is otherwise necessary to the operation of any Company Product has retained or been assigned an ownership interest in or any exclusive License to any Intellectual Property or Intellectual Property Rights in any improvements, modifications or derivative works to such Licensed IP made solely or jointly by the Company or any Subsidiary.
(h) No Infringement of Third-Party IP Rights. Neither the Company nor any Subsidiary is Infringing as of Closing, or has ever Infringed, misappropriated or otherwise violated, any Intellectual Property Right of any other Person. The conduct of the businesses of the Company and the Subsidiaries has not Infringed, and the Launched Products will not Infringe prior to the Expiration Date, any Intellectual Property Right of any other Person and, to the Knowledge of the Company, there is no reasonable basis for any such claim. Without limiting the generality of the foregoing: (i) no Company Product has ever Infringed any Intellectual Property Right of any third party; (ii) no Infringement, or similar Action, or any Action alleging unfair competition or trade practices, is pending or has been threatened in writing (or, to the Knowledge of the Company, by any non-written means of communication) against the Company or any Subsidiary or, to the Knowledge of the Company, against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Subsidiary; (iii) neither the Company nor any Subsidiary has received any written notice or other written communication (or, to the Knowledge of the Company, any non-written notice or other non-written communication) relating to any actual, alleged or suspected Infringement by the Company or any Subsidiary of any Intellectual Property Right of any third party, or any actual, alleged or suspected engagement by the Company or any Subsidiary in unfair competition or trade practices under the Laws of any jurisdiction; and (iv) neither the Company nor any Subsidiary is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Infringement of any Intellectual Property Right (other than as set forth in Section 3.13(h) of the Disclosure Schedule or in any Standard Form IP Contract). Neither the Company nor any Subsidiary has ever obtained an opinion of counsel regarding any possible Infringement of any third party’s Intellectual Property Rights.
(i) Bugs. None of the Company Technology fails to materially comply with any applicable warranty or other contractual commitment made by or on behalf of the Company or any Subsidiary relating to the use, functionality or performance of, or any product or system containing or used in conjunction with, such Company Technology. The Company has Made Available a true, correct and complete copy of its list as of the Agreement Date of all known bugs, defects and errors in each version and component of the Company Technology that is currently being supported and adversely and materially affects the performance of such Company Technology and has not been remedied as of the Agreement Date.
(j) No Contaminants. None of the Company Technology that is Company IP (and, to the Knowledge of the Company, none of the Company Technology that is Licensed IP) contains any Contaminants. The Company and each Subsidiary uses industry standard measures, which measures are no less than reasonable, to prevent the introduction of Contaminants into Company Technology.
(k) Use of Open Source Code.
(i) Between October 31, 2020 and November 3, 2020, the Company provided a complete and accurate copy to Flexera Software LLC (“Revenera”) for Revenera’s review, of the most recent version of all Software that forms a part of the current version of each Launched Product.
(ii) Neither the Company nor any Subsidiary has used, modified, or distributed any Open Source Software in a manner that, based on the conduct of the businesses of the Company and each Subsidiary as currently conducted: (A) requires the disclosure, Licensing or distribution of any source code for any Company IP; (B) imposes any restriction on the consideration to be charged for the distribution of any Company IP; (C) creates, or purports to create, obligations for the Company or any Subsidiary with respect to the Company IP other than those set forth in the applicable Open Source License, or grants, or purports to grant, to any third party, any rights or immunities under any Company IP; or (D) other than any attribution or notice requirement, imposes any other limitation, restriction or condition on the right or ability of the Company or any Subsidiary to use or distribute any Company IP. The Company and each Subsidiary has complied with all of the terms and conditions of each applicable Open Source License, including all requirements pertaining to attribution and copyright notices. The Company has Made Available all of the Company’s and its Subsidiaries’ internal policies and guidelines related to use of or contributions to Open Source Software, and there have been no instances of material non-compliance with respect thereto. The Company has not received any requests from any third parties for source code copies of any Open Source Software.
(l) Company Source Code. The Company and each Subsidiary has taken actions customary in the software industry to document the Software that is Company IP and its operation, such that such Software, including its source code and documentation, have been written in a manner so that they may be understood, modified and maintained by reasonably competent programmers. No source code for any Company IP has been delivered, Licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an Employee or contractor of the Company or any Subsidiary, including under any Open Source License. Neither the Company nor any Subsidiary has any duty or obligation (whether present, contingent or otherwise) to deliver, License or make available the source code for any Company IP to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, License or disclosure of any source code for any Company IP to any other Person who is not, as of the Agreement Date, an Employee or contractor of the Company or any Subsidiary. Section 3.13(l) of the Disclosure Schedule sets forth a complete and accurate list of each contractor that has invented, conceived or developed any Company IP or had access to the source code of the Company of any Subsidiary.
(m) Private Data. The Company, each Subsidiary, the Company Sites and the Company Products, and all third parties acting on behalf of the Company or any Subsidiary or that have access to Private Data collected by or on behalf of the Company or any Subsidiary comply, and have at all times since October 31, 2017 complied, with all applicable Privacy Obligations, including those relating to (i) the privacy of users of Company Sites and Company Products, (ii) the privacy of individuals whose Private Data is Processed by Company Products, or (iii) the collection or other Processing of any Private Data collected or otherwise Processed by or on behalf of the Company or any Subsidiary, or by third parties having access to such Private Data. Neither the execution, delivery and performance of this Agreement or any Related Agreement nor the subsequent transfer of all of the Company’s and each of the Subsidiaries’ databases and other information relating to its customers and all non-customer end users of the Company Sites and the Company Products or to other individuals whose Private Data is Processed by a Company Product, including all Private Data, from the Company or the Subsidiaries to the Surviving Corporation will cause, constitute, or result in a breach or violation of any Privacy Obligation by any party to this Agreement (or any of their Affiliates), or cause, constitute, or result in a violation of any representations with regard to Private Data made by Company or any Subsidiary, including any Company Privacy Policy. Copies of all Company Privacy Policies have been Made Available. Company Privacy Policies have at all times made all disclosures to users or customers required by all Privacy Obligations, and Company and each Subsidiary has obtained all consents from users required by all Privacy Obligations. None of the disclosures made or contained in the Company Privacy Policies, and no other representation with regard to Private Data made by Company or any Subsidiary, has been materially inaccurate, misleading or deceptive or in violation of any Privacy Obligations (including containing any material omission). There is no Action (including any informal investigation) currently pending against, the Company, any Subsidiary, or to the Knowledge of the Company, any of their respective customers (relating to any of the Company Sites or Company Products) by (i) any private party or (ii) the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Entity, foreign or domestic, with respect to the collection or other Processing of Private Data.
(n) Security Measures. At all times since October 31, 2017, the Company and each Subsidiary has taken all steps and procedures required to comply with all applicable Laws relating to the security of information technology assets, Private Data, confidential information, and other data, information, and Company IP to which the Company, any Subsidiary or any third party acting on any of their behalves has access or otherwise Processes. Company and each Subsidiary have implemented, maintained, and monitored reasonable measures with respect to technical, administrative, and physical security to preserve and protect the confidentiality, availability, security, and integrity of the Company IT Systems, Private Data, confidential information, and other data, information, and Company IP Processed by the Company, any Subsidiary or any third party acting on their behalves (including protecting the Company IT Systems from infection by Contaminants, access by unauthorized Persons, or access by authorized Persons that exceeds the Person’s authorization). Neither the Company nor any Subsidiary has made materially false or misleading public statements regarding the Company’s or any of the Subsidiaries’ information security practices. The Company’s and each Subsidiary’s information security practices conform, and at all times since October 31, 2017 have conformed, to all of the Company’s and the Subsidiaries’ contractual commitments and Company Privacy Policies. Without limiting the generality of the foregoing, the Company and each Subsidiary has implemented the disaster recovery and security plans, procedures and facilities for the Company IT Systems specified in Section 3.13(n) of the Disclosure Schedule. There is no Action (including any informal investigation) currently pending against, the Company, any Subsidiary or, to the Knowledge of the Company, any of their customers, suppliers or service providers (in each case, relating to the Company Products) by (i) any private party or (ii) the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Entity, foreign or domestic, with respect to the security, confidentiality, availability, or integrity of the Company IT Systems, Private Data, confidential information, or other data, information or Company IP. To the Knowledge of the Company, there have been no intrusions or breaches of the security of the Company IT Systems, Private Data, confidential information, or other data, information or Company IP Processed by the Company or any Subsidiary. All Private Data is encrypted in accordance with Company’s and each of the Subsidiaries’ contractual commitments and representations made in the Company Privacy Policies and in accordance with industry practices regarding encryption technologies and key management practices.
(o) Systems. Company IT Systems are reasonably sufficient for the existing and currently anticipated future needs of the Company and the Subsidiaries. Company IT Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the businesses of the Company and the Subsidiaries. There have been no internal or external audits of the Company IT Systems or privacy or security practices in which material exceptions or deficiencies were noted and not promptly resolved by the Company. The Company and the Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Company IT Systems are substantially free from Contaminants. From and after the Closing, the Surviving Corporation or its applicable Subsidiaries will have and be permitted to exercise the same rights (whether ownership, License or otherwise) with respect to the Company IT Systems as the Company or one of the Subsidiaries would have had and been able to exercise had the Merger not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or one of the Subsidiaries would otherwise have been required to pay.
(p) Section 3.13(p) of the Disclosure Schedule contains a complete and accurate list of all material software-as-a-service, platform-as-a-service, infrastructure-as-a- service or similar products used by the Company and the Subsidiaries in connection with the operation of their businesses and Company Products.
3.14 Material Contracts.
(a) Section 3.14(a) of the Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any Contract (other than any Company Employee Plan or Employee Agreement, including any written Contracts related thereto, that have been Made Available to Buyer) in effect as of the Agreement Date, (x) to which the Company or any Subsidiary is a party, (y) by which the Company or any Subsidiary or any of their assets is or may become bound or under which the Company or any Subsidiary has, or may become subject to, any obligation, or (z) under which the Company or any Subsidiary has or may acquire any right or interest (together with the Company IP Contracts required to be listed in Section 3.13(a)(iv) of the Disclosure Schedule and the Licensed IP Contracts required to be listed in Section 3.13(a)(iii) of the Disclosure Schedule, the “Material Contracts”):
(i) that is with a Top Customer or Top Supplier, other than any sales orders or purchase orders entered into in the ordinary course of business;
(ii) pursuant to which the Company or any Subsidiary has been appointed a sales referral partner, reseller or distributor;
(iii) pursuant to which the Company or any Subsidiary has appointed a third party as a sales referral partner, reseller, or distributor;

(iv) pursuant to which the Company or any Subsidiary is bound to or has committed to provide any Company Product to any third party on a most-favored-nation basis or similar terms;
(v) pursuant to which the Company or any Subsidiary is bound to or has committed to provide or License any Company Product or other Intellectual Property to any third party on an exclusive basis or to acquire or License any product, service or Intellectual Property on an exclusive basis from a third party;
(vi) imposing any restriction on the right or ability of the Company or any Subsidiary (or that would purport to limit the freedom of the Buyer or any of its Affiliates): (A) to compete with any other Person or to engage in any line of business, market or geographic area, or to sell, License, manufacture or otherwise distribute or provide any of the Company Products or the Company Technology, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; (B) to solicit the employment of, or hire, any service providers of any Top Customer or Top Supplier; (C) to acquire any product, property or other asset (tangible or intangible), or any services, from any other Person; or (D) to develop or distribute any Intellectual Property or Intellectual Property Rights;
(vii) set forth or required to be set forth in Section 3.13(h) of the Disclosure Schedule;
(viii) providing for the development of any Intellectual Property, independently or jointly, by or for the Company or any Subsidiary, other than any Contracts with Contributors in the form of the Employee Proprietary Information Agreement or the Consultant Proprietary Information Agreement;
(ix) requiring source code for any Company IP to be delivered, Licensed or made available to any escrow agent or other Person;
(x) relating to (A) any facility not operated by the Company where the Company IT Systems or any other computer equipment used to operate or provide Company Products is located or (B) the lease, license or rental of any Company IT Systems to the Company or any of the Subsidiaries;
(xi) any Contract for the purchase, lease, license or rental of equipment in excess of $250,000 on a one-time or annual basis;
(xii) that is a collectively bargained agreement or similar Contract, including any Contract with any union, works council or similar labor entity;
(xiii) that is a Lease Agreement;
(xiv) relating to capital expenditures and involving future payments in excess of $250,000 individually or $1,000,000 in the aggregate;
(xv) relating to the settlement of any Action;
(xvi) relating to the disposition or acquisition of material assets or any interest in any Person or business enterprise;
(xvii) relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien (other than a Permitted Lien) with respect to any asset of the Company or any Subsidiary;
(xviii) involving or incorporating any guaranty, pledge, performance bond or completion bond, or surety arrangement;
(xix) creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;
(xx) relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party;
(xxi) constituting or relating to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity;
(xxii) that is a hedging, futures, options or other derivative Contract;
(xxiii) that contemplates or involves: (A) the payment or delivery of cash or other consideration in an amount in excess of $500,000 in the aggregate; or (B) the performance of services having a value in excess of $500,000 in the aggregate, in each case following the Agreement Date.
(b) The Company has Made Available true, correct and complete copies of all written Material Contracts, including all amendments thereto. Section 3.14(b) of the Disclosure Schedule provides an accurate description of the terms of each Material Contract that is not in written form. Each Material Contract is valid and in full force and effect and is enforceable by the Company in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and rules of law governing specific performance, injunctive relief and other equitable remedies. Neither the Company nor any Subsidiary has violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Contract. No event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (i) result in a violation or breach of any of the provisions of any Material Contract by the Company or any Subsidiary; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract against the Company or any Subsidiary; (iii) give any Person the right to accelerate the maturity or performance of any obligation under any Material Contract by the Company or any Subsidiary; or (iv) give any Person the right to cancel, terminate or modify any Material Contract against the Company or any Subsidiary. Neither the Company nor any Subsidiary has received any written notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract. Neither the Company nor any Subsidiary has waived any of its rights under any Material Contract. No Person is renegotiating, or has a right to renegotiate, in each case pursuant to the terms of any Material Contract, any amount paid or payable to the Company or any Subsidiary under any Material Contract or any other material term or provision of any Material Contract. No Person has threatened in writing to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract).
3.15 Employee Benefit Plans.
(a) Schedule.
(i) Section 3.15(a)(i) of the Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and each Employee Agreement as of the Agreement Date. No Person, other than an Employee (or a dependent or beneficiary thereof) or Former Employee (or a dependent or beneficiary thereof) or a current or former shareholder of the Company or any ERISA Affiliate, is or was a member or former member of any Company Employee Plan. Neither the Company nor any Subsidiary has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Law, in each case as previously disclosed to the Buyer in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.
(ii) Section 3.15(a)(ii) of the Disclosure Schedule sets forth a table setting forth the name or (where required by applicable Law) employee ID, employing or engaging entity, hiring date, title, supervisor name or ID number, location, exempt or non-exempt status, and indication as to whether the Company has a fully executed Employee Proprietary Information Agreement on file, including with respect to any such Employees on a leave of absence, the date the leave commenced and the expected date of return to work of such Employee, and with respect to any such Employees who are foreign nationals, visa category and expiration date. The table set forth at Section 3.15(a)(ii) also indicates annual salary or base wages, commissions, bonus target for the current year and accrued but unpaid vacation balances for each such

Employee as of the Agreement Date. To the Knowledge of the Company, no Employee listed on Section 3.15(a)(ii) of the Disclosure Schedule has provided written notice of an intent to terminate his or her employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement.
(iii) Section 3.15(a)(iii) of the Disclosure Schedule contains an accurate and complete list of all natural persons that have a consulting, independent contractor, or advisory relationship with the Company or any Subsidiary as of the Agreement Date, including with respect to such natural persons, the engagement date, nature of services provided, the expected duration of such services, and an indication as to whether the Company has a fully executed Consultant Proprietary Information Agreement on file.
(b) Documents. The Company and each of its Subsidiaries has Made Available, if applicable, (i) correct and complete copies of all plan documents embodying each material Company Employee Plan and each Employee Agreement including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all written agreements and contracts relating to each material Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material correspondence to or from any governmental agency relating to any Company Employee Plan within the past three years, (vii) all nondiscrimination test reports for each Company Employee Plan for the three most recent plan years, and (viii) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan. No verbal promises or representations have been made to any Employees by the Company to increase their compensation or continue their employment for any specific duration.
(c) Employee Plan Compliance. The Company and each of its Subsidiaries has, in all material respects, performed all obligations required to be performed by them under, is not in material default or violation of, any Company Employee Plan or Employee Agreement, and each Company Employee Plan and Employee Agreement has been established and maintained in material compliance with its terms and all applicable Laws, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, obtained or is entitled to rely on a favorable determination, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or would be reasonably likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in material liability to the Company or its Subsidiary. There are no material actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. None of the Company nor any Subsidiary is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each of its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan or applicable Law to be made to a Company Employee Plan.
(d) No Pension, Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or agreed or been required to maintain, establish, sponsor, participate in or to contribute to, (i) any “employee benefit pension plan” (as defined in Section 3(2) of ERISA) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) any multiemployer plan (as defined in Sections

3(37) and 4001(a)(3) of ERISA); or (iii) any multiple employer plan or plan described in Section 413 of the Code. Neither the Company nor any Subsidiary maintains, sponsors, participates in, contributes to, and has not agreed to maintain, establish, sponsor, participate in or contribute to, and has no actual or contingent liability with respect to (i) any “funded welfare plan” within the meaning of Section 419 of the Code; (ii) any self-funded plan that provides group health benefits to Employees (other than any such plan pursuant to which a stop-loss policy or contract applies), but excluding any Code Section 125, 127 or 129 plan; or (iii) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA.
(e) International Employee Plan. Each International Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and conditions and applicable Law. Furthermore, no International Employee Plan has material unfunded liabilities, that as of the Effective Time, would not reasonably be expected to be offset by insurance or which are not fully accrued. Each International Employee Plan that is intended to qualify for tax-preferential treatment under applicable Laws so qualifies, except as could not reasonably be expected to result in a material liability to the Company or any Subsidiary and each International Employee Plan required to be registered has been so registered.
(f) No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law or during the severance period set forth in the applicable Employee Agreement, and neither the Company nor any ERISA Affiliate has any obligation to any Employee or Former Employee (either individually or to Employees or Former Employees as a group) or any other person that such Employee(s), Former Employees or other person would be provided with post-termination or retiree or post-employment life insurance, health or other employee welfare benefits, except to the extent required by Law.
(g) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby (alone or in connection with additional or subsequent events, any termination of employment or service in connection therewith) will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness due to any Employee, (iii) increase any payment or benefit otherwise payable by the Company or any Subsidiary under any Company Employee Plan or Employee Agreement, (iv) result in the acceleration of the time of payment or vesting, or require the funding, of any payment or benefit otherwise payable by the Company or any Subsidiary under any Company Employee Plan or Employee Agreement referenced in clause (iii), or (v) increase the cost to the Company or any Subsidiary under any Company Employee Plan.
3.16 Employment Matters.
(a) Compliance with Employment Laws. The Company and each of its Subsidiaries is and since October 31, 2017 has been in material compliance with all applicable Laws respecting employment, employment practices, and terms and conditions of employment, including, without limitation, all Laws respecting worker classification, tax withholding, workers’ compensation, unemployment insurance, prohibited discrimination or harassment, employee leave issues, affirmative action, disability rights or benefits, plant closures and layoffs, equal employment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), compensation, and hours of work, pay equity, labor relation and background checks. The Company and its Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan. In each case, with respect to Employees, Former Employees or current or former directors, officers, advisors, independent contractors or consultants, the Company and each of its Subsidiaries: (I) has withheld and reported in all material respects all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to such persons, (II) is not liable for any material arrears of wages, fees, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (III) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for such persons (other than routine payments to be made in the normal course of business and consistent with past practice). There are, and since October 31, 2017, there have been, no Actions or administrative matters pending, threatened or reasonably anticipated against the Company, any Subsidiary, or any of their Employees or Former Employees relating to any Employee, Former Employee, Employee Agreement, or current or former directors, officers, advisors, independent contractors or consultants. There are no pending or, to the Knowledge of the Company, threatened Actions against the Company, any Subsidiary, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy. Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices. Neither the Company nor any Subsidiary has direct or indirect material liability with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any employee leased from another employer or with respect to any Employee or Former Employee currently or formerly classified as exempt from overtime wages. None of the Company or its Subsidiaries is party to a settlement agreement with an Employee, Former Employee, or current or former director, officer, advisor, independent contractor or consultant that involves allegations relating to sexual harassment. To the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment or other misconduct have been made against (x) any Key Employee, (y) any officer of the Company or its Subsidiaries or (z) an Employee.
(b) Labor. There have been no actual or threatened strikes, lockouts, labor disputes, slowdowns, concerted refusals to work, or work stoppages against the Company or any Subsidiary and none of the foregoing is reasonably anticipated to occur. To the Company’s Knowledge, there have been no activities or proceedings of any labor or trade union or other labor organization to organize any Employees, Former Employees or current or former independent contractor or consultant. No labor or trade union, labor organization, works council, or group of Employees, Former Employees or current or former independent contractor or consultant has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are, and since October 31, 2017 there have been, no Actions or labor disputes pending or, to the Company’s Knowledge, threatened relating to any labor matters involving any Employee, Former Employee or current or former independent contractor or consultant, including charges of unfair labor practices. Neither the Company nor any Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Law. Neither the Company nor any Subsidiary is presently, nor has it been in the past, a party to, or bound by, any labor agreement, collective bargaining agreement or any other labor-related Contract with any labor or trade union, labor organization, works council or group of employees and no such Contract is being negotiated by the Company or any Subsidiary.
(c) No Interference or Conflict. To the Knowledge of the Company, no Employee, independent contractor or consultant is obligated under any Contract, subject to any judgment, decree, or order of any court, arbitrator or administrative agency that would interfere with such person’s efforts to promote the interests of the Company or any Subsidiary or that would interfere with the Company’s businesses. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s businesses as presently conducted or proposed to be conducted nor any activity of such Employees, independent contractors or consultants in connection with the carrying on of the Company’s businesses or any Subsidiary’s businesses as presently conducted or proposed to be conducted will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any of such Employees is now bound. To the Knowledge of the Company, no Employee of the Company or any Subsidiary is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation (i) to the Company or any Subsidiary or (ii) to a former employer or hiring entity of any such Employee relating (A) to the right of any such Employee to be employed or engaged by the Company or any Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.
(d) Notice and Consultation. The Company and its Subsidiaries have satisfied any pre-signing legal or contractual requirement, to provide notice to, or to enter into any consultation procedure with any Employee or any labor union, labor organization or works council, which is representing any Employee, independent contractor or consultant, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

3.17 Governmental Authorizations. Each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of their respective properties, or (b) which is required for the operation of the Company’s or any Subsidiary’s businesses as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company or any Subsidiary, as the case may be. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct their respective businesses or hold any interest in their respective properties or assets and none of the Company Authorizations is subject to any term, provision, condition or limitation which may adversely change or terminate such Company Authorizations by virtue of the completion of the transaction contemplated by this Agreement or any Related Agreement. The Company has been and is in material compliance with the terms and conditions of the Company Authorizations.
3.18 Litigation. There is no Action of any kind or nature pending, or to the Knowledge of the Company, threatened, against the Company, any Subsidiary, any of their respective properties or assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such). No Governmental Entity has at any time challenged or questioned the legal right of the Company or any Subsidiary to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted.
3.19 Insurance. Section 3.19 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, Employees, officers and directors of the Company or any Subsidiary (excluding any insurance policy in connection with a Company Employee Plan), including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds. Each such policy and bond (or other policies and bonds providing substantially similar coverage) has been in effect since its inception and remains in full force and effect. The Company does not have any Knowledge of threatened termination of, or premium increase with respect to, any of such policies.
3.20 Compliance with Laws.
(a) General. The Company and each Subsidiary has materially complied with, and is not in material violation of, any Law. Neither the Company nor any Subsidiary has received any written notices of suspected, potential or actual violation with respect to, any Law.
(b) Export Control Laws. During the past three (3) years, the Company and each Subsidiary has at all times conducted its export and re-export transactions materially in accordance with all applicable import/export controls in all countries in which the Company conducts business. Without limiting the foregoing, (i) the Company and each of its Subsidiaries has obtained all material export and import licenses, license exceptions and other authorizations from any Governmental Entity required for (A) the sale, export, re-export, transfer and import of products, services, Software and other Intellectual Property and (B) releases of Software and other Intellectual Property to foreign nationals located in the United States and abroad (the “Export Approvals”); (ii) the Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals or export or re-export transactions; and (iv) no Export Approvals for the transfer of export licenses or other export-related approvals to Buyer or the Surviving Corporation are required, or if required, such Export Approvals can be obtained expeditiously without material cost; and (v) Section 3.20(b) of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s products, services, Software and other Intellectual Property.
(c) Sanctions. Neither the Company nor any Subsidiary (including any of their officers, directors, agents, distributors, Employees or other Person acting on their behalf) is currently the target of any trade prohibition, embargo or restriction administered by the Office of Foreign Assets Control of the U.S. Treasury Department or other relevant trade sanctions authority in the United States or any other jurisdiction where the Company operates (the “Sanctions”). Neither the Company nor any Subsidiary (including any of their officers, directors, agents, distributors, Employees or other Person associated with or acting on their behalf) is owned or controlled by any natural person or entity that is currently target of any Sanctions, nor is located, organized or resident in a country or territory that is the target of comprehensive Sanctions (a “Sanctioned Country”), nor are they designated as a ‘designated person,’ ‘specially designated national,’ ‘blocked person’ or any other such term used in Sanctions to designate a natural person or entity subject to Sanctions. Neither the Company nor any Subsidiary (including any of their officers, directors, agents, Employees or other Person acting on their behalf) has engaged during the past three (3) years in, and are not now engaged in, any funding, dealings, or transactions with any Person, or with the property of any Person, that, at the time of the funding, dealing or transaction, would violate any Sanctions, including because that Person or property is or was the subject or target of Sanctions, or was located in any Sanctioned Country (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).
(d) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any Subsidiary (including any of their officers, directors, Employees, or to the Knowledge of the Company, any of their agents or other Persons associated with or acting on their behalf) has, directly or indirectly, (i) taken any action which would cause it to be in violation of the Anti-Corruption and Anti-Bribery Laws, or (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company maintains internal controls and compliance programs designed to detect and prevent violations of the Anti-Corruption and Anti-Bribery Laws and ensure its Books and Records are accurately maintained, and track any payments made to third parties and foreign government officials, and has Made Available all documentation concerning such internal controls and compliance programs. None of the Company, its Subsidiaries, or any of their respective directors, officers, Employees or, to the Knowledge of the Company, any of their distributors, resellers, consultants, agents or other third parties acting on behalf of the Company or such Subsidiary have received any allegation or conducted any government-initiated investigation, or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency with respect to the Anti-Corruption and Anti-Bribery Laws.
(e) Environmental Laws. No Hazardous Materials are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any Subsidiary has at any time owned, operated, occupied or leased. Neither the Company nor any Subsidiary has transported, stored, used, manufactured, disposed of, released or exposed their Employees or others to Hazardous Materials in violation of any Law or in a manner that would result in liability to the Company or any Subsidiary, nor has the Company or any Subsidiary disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Material Activity”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.
3.21 Top Customers and Suppliers.
(a) Section 3.21(a) of the Disclosure Schedule contains a true and correct list of the top twenty-five (25) currently active distributors, licensees or other customers of Company Products by revenues generated in connection with such customers for the calendar year ending December 31, 2019 (each such customer, a “Top Customer”). Neither the Company nor its Subsidiaries have received written notice, nor does the Company have any Knowledge, that any Top Customer (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency, or is otherwise unable to purchase goods or services from the Company or any Subsidiary consistent with past custom and practice.
(b) Section 3.21(b) of the Disclosure Schedule contains a true and correct list of the top twenty-five (25) currently active suppliers of the Company and its Subsidiaries, whether of products, services, Intellectual Property or otherwise, by dollar volume of sales and purchases, respectively, for the calendar year ending December 31, 2019 (each such supplier, a “Top Supplier”). The Company nor its Subsidiaries have received written notice, nor does the Company have Knowledge, that any Top Supplier (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is otherwise unable to supply goods or services to the Company or any Subsidiary consistent with past custom and practice.
3.22 Interested Party Transactions. No officer, director or, to the Knowledge of the Company, any other shareholder of the Company or any Subsidiary (nor, to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any Person which furnished or sold, or furnishes or sells, services, products, technology or Intellectual Property Rights that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any Subsidiary, any goods or services, or (iii) any interest in, or is a party to, any Contract (other than an Employee Agreement or any securities purchase agreement or similar agreement or instrument relating to the acquisition or disposition of any Company Securities) to which the Company or any Subsidiary is a party; provided, however, that ownership of no more than two percent (2%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 3.22; provided, further, that no portfolio company of any venture capital, private equity or angel investor in Company shall be deemed an Interested Party. To the Company’s Knowledge, there are no Contracts with regard to contribution or indemnification between or among any of the Company Shareholders.
3.23 Books and Records. The minute books of the Company and each of its Subsidiaries through December 10, 2020 have been Made Available are complete and current as of such date and have been maintained in accordance with sound and prudent business practice. The minutes of the Company and each of its Subsidiaries contain true, correct and complete records of all actions taken, and summaries of all meetings held, by the respective shareholders and the board of directors of the Company and each of its Subsidiaries (and any committees thereof) since the time of incorporation of the Company and each of its Subsidiaries, as the case may be. The Company and each of its Subsidiaries has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and each of its Subsidiaries. The Company and each of its Subsidiaries has not engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records will be in the possession of the Company and its Subsidiaries.
3.24 Brokers. Neither the Company nor any Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Buyer or the Surviving Corporation incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company. Section 3.24 of the Disclosure Schedule sets forth the principal terms and conditions of any agreement, written or oral, with respect to such fees unless such agreement was Made Available. Other than as set forth on Section 3.24 of the Disclosure Schedule, there is no Contract between the Company and any investment banker, broker, finder, or similar party that would obligate Buyer, the Surviving Corporation or any of their respective Affiliates to retain such party for investment banking, brokerage, finder or similar services after the Closing.
3.25 Banking Relationships. Section 3.25 of the Disclosure Schedule sets forth a complete and accurate list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or any of its Subsidiaries has an account, safe deposit box or other arrangement, the account numbers, account balances of the most recent account statements prior to the Agreement Date, and the names of all Persons authorized to draw on or who have access to such accounts, safe deposit boxes or other arrangements. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.
3.26 Information Statement. The Information Statement will not contain, at or prior to the Effective Time, any untrue statement of a material fact, and will not omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which made not misleading; provided, however, that no representation or warranty is made herein with respect to any information provided by Buyer for inclusion in, or to be appended as an exhibit or other annex to, the Information Statement.

3.27 No Other Representations. Except as expressly set forth in Article III of this Agreement, the Disclosure Schedule and the Officer’s Certificate, neither the Company nor any of the Company’s Representatives have made, nor are any of them making any representation or warranty, written or oral, express or implied, in respect of the Company or the Company’s business. Each of the Company and the Company’s Representatives expressly acknowledge and agree that neither the Company nor any of its Representatives is relying on any other representation or warranty of Buyer or Merger Sub or any of their respective Representatives, whether written or oral, express or implied other than the representations and warranties set forth in Article IV of this Agreement and the Buyer Certificate. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, nothing set forth in this Section 3.27 or elsewhere in this Agreement will limit, restrict, impair or otherwise effect, operate as a release of, or be used in any way as a defense against, any rights, remedies or recourse available to the Company or the Company’s Representatives under applicable Law in the event of Fraud arising in connection with the transactions contemplated by this Agreement (whether based on this Agreement or otherwise).
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Each of Buyer and Merger Sub hereby represents and warrants to the Company as follows:
4.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
4.2 Authority and Enforceability.
(a) Each of Buyer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution and delivery by each of Buyer and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and other action on the part of Buyer and Merger Sub.
(b) This Agreement and any Related Agreements to which Buyer and Merger Sub are parties have been duly executed and delivered by Buyer and Merger Sub and constitute the valid and binding obligations of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.
(c) The Buyer Common Stock subject to Unvested Company Options and Company RSUs assumed by Buyer when issued pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.
4.3 Governmental Approvals. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Buyer or Merger Sub is a party or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for the HSR Filing and any required filing under non-U.S. antitrust, competition, or merger control laws.
4.4 Non-Reliance. Except as expressly set forth in Article IV of this Agreement, or the Buyer Certificate, neither Buyer or Merger Sub nor any of their respective Representatives have made, nor are any of them making any representation or warranty, written or oral, express or implied. Buyer and Merger Sub expressly acknowledge and agree that neither they, nor any of their respective Representatives is relying on any other representation or warranty of the Company or any of its Representatives, whether written or oral, express or implied other than the representations and warranties set forth in Article III of this Agreement and the Officer’s Certificate. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement but subject to the immediately following sentence, nothing set forth in this Section 4.4 or elsewhere in this Agreement will limit, restrict, impair or otherwise effect, operate as a release of, or be used in any way as a defense against, any rights, remedies or recourse available to Buyer or Merger Sub or any of their respective Representatives under applicable Law in the event of Fraud arising in connection with the transactions contemplated by this Agreement (whether based on this Agreement or otherwise).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Buyer and Merger Sub understand and hereby acknowledge and agree that neither Buyer or Merger Sub nor any of their respective Representatives shall have any right to bring (and hereby expressly waives to the fullest extent allowable under applicable Law the right to file, bring or make) any indemnification claim pursuant to Article IX, or any lawsuit or other claims against the Company or any of its stockholders, Affiliates or Representatives under this Agreement or otherwise arising out of any financial projections or forecasts provided by the Company or its Representatives in connection with the transactions contemplated hereby.
4.5 Solvency. Immediately after giving effect to the consummation of the transactions contemplated this Agreement (including any debt financing being entered into in connection therewith), including the satisfaction of Buyer’s obligations under Section 2.3(b), and assuming that the representations and warranties of the Company and its Subsidiaries set forth herein are true and correct in all material respects as of the Closing, Buyer and its Subsidiaries (including Merger Sub), taken as a whole, shall be Solvent. For the purpose of this Section 4.5, the term “Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed: (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors; and (B) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured; (ii) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (iii) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For the purpose of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person shall be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. No transfer of property is being made by Buyer or Merger Sub, and no obligation is being incurred by Buyer or Merger Sub, in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Subsidiaries.
4.6 No Prior Activities of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Buyer and was formed solely for the purpose of engaging in the Merger. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.
4.7 Financing. As of the Agreement Date Buyer has, and at the Closing Buyer will have, sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to permit Buyer and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, including the payment of all amounts payable hereunder or otherwise as a result of the Merger.
4.8 Brokers. Neither Buyer nor Merger Sub has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will the Surviving Corporation incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Buyer or Merger Sub.
ARTICLE V

CONDUCT OF COMPANY BUSINESS
5.1 Conduct of Company Business. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time except as expressly contemplated by this Agreement or expressly required by applicable Law due to a change in such applicable Law after the Agreement Date, except as expressly set forth in Section 5.1 or Section 5.2 of the Disclosure Schedule, and except to the extent that Buyer shall otherwise consent in writing, the Company shall (a) (i) conduct the businesses of Company and its Subsidiaries in the ordinary course and in substantially the same manner as heretofore conducted, (ii) pay all Taxes of the Company and its Subsidiaries when due (subject to the provisions of Section 7.6), (iii) pay or perform all other obligations of the Company and its Subsidiaries in a commercially reasonable manner consistent with past practice (including the timely withholding, collecting, remitting and payment of all Taxes required under Law), and (b) use its commercially reasonable efforts to (i) preserve intact the present business organizations of the Company and its Subsidiaries, (ii) keep available the services of the Employees (except for those Persons to whom Buyer does not provide an Offer Letter), (iii) preserve the assets (including intangible assets) and properties of the Company and its Subsidiaries, and (iv) preserve the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having material business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and its Subsidiaries at the Effective Time.
5.2 Restrictions on Company Activities. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or expressly required by applicable Law due to a change in such applicable Law after the Agreement Date, and except as expressly set forth in Section 5.2 of the Disclosure Schedule, the Company shall not (and shall ensure that no Subsidiary shall), without the prior written consent of Buyer (which consent, with respect to Sections 5.2(j), (n)-(q) and (w), shall not be unreasonably withheld, conditioned or delayed):
(a) cause or permit any modifications, amendments or changes to the Governing Documents or the organizational documents of any Subsidiary;
(b) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Shares or the capital stock of any Subsidiary, or split, combine or reclassify any Company Shares or the capital stock of any Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Shares or the capital stock of any Subsidiary, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Shares or the capital stock of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Shares or the shares or equity interests of any Subsidiary) except in accordance with the agreements evidencing Company Options, Company Restricted Stock and Company RSUs outstanding as of the Agreement Date;
(c) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Shares or equity-based awards (whether payable in cash, share or otherwise) or the capital stock of any Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities or amend, accelerate the vesting of or adjust or modify any Company Shares, except for pursuant to Section 7.5(h) of the Disclosure Schedule, the issuance of Company Shares pursuant to the exercise of Company Options or the settlement of Company RSUs, the repurchase of Company Restricted Stock or the conversion into Company Common Shares of Company Preferred Shares, in each case to the extent outstanding as of the Agreement Date;
(d) form, or enter into any binding commitment to form, a subsidiary, or acquire, or enter into any binding commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;
(e) make or agree to make any capital expenditure or commitment exceeding $250,000 individually or $1,000,000 in the aggregate;
(f) acquire or agree to acquire or dispose or agree to dispose of any material assets of the Company or any Subsidiary or any business enterprise or division thereof outside the ordinary course of the businesses of the Company or any Subsidiary, as the case may be, and consistent with past practice;
(g) (i) sell, exclusively License or assign to any Person (or enter into any Contract to sell, exclusively License or assign to any Person) any rights to any Company IP; (ii) buy or License any Intellectual Property or Intellectual Property Right of any third party (other than pursuant to Contracts with Employees, contractors or other Contributors substantially in the form of the applicable Standard Form IP Contract or pursuant to a Permitted Agreement); (iii) License any Company Products or Company IP to third parties, other than substantially in the form of the applicable Standard Form IP Contract (and other than pursuant to a Permitted Agreement); (iv) enter into any distributor, reseller, sales representative, marketing, or similar Contract (other than pursuant to a Permitted Agreement); (v) amend, modify, or extend any agreement for the License, sale, or other distribution of Company Products or Company IP (other than with respect to Contracts that constitute Permitted Agreements prior to and after such amendment, modification or extension); (vi) enter into any

Contract with respect to the development of any Intellectual Property or Intellectual Property Right on behalf of the Company or any Subsidiary with a third party (other than Contracts with Employees, contractors or other Contributors substantially in the form of the applicable Standard Form IP Contract or pursuant to a Permitted Agreement); (vii) change practices related to pricing or royalties charged by the Company or any Subsidiary to, or the compensation or other amounts payable to, the Company’s or any of the Subsidiaries’ distributors, resellers, sales representatives, customers or licensees, or the pricing or royalties set or charged by Persons who have Licensed Intellectual Property or Intellectual Property Rights to the Company or any of the Subsidiaries (other than pursuant to a Permitted Agreement); (viii) abandon, withdraw or dispose of any Company Registered IP; or (ix) make available any Company IP or Software under an Open Source License (other than Company IP or Software that was made available prior to the Agreement Date under any Open Source License to which such Company IP or Software is already subject consistent with past practices and under the same license terms);
(h) incur any Indebtedness for borrowed money (other than the obligation to reimburse Employees for travel and business expenses in the ordinary course of the Company’s businesses consistent with past practices), issue or sell any debt securities, or create a Lien (other than a Permitted Lien) over any asset of the Company or any Subsidiary or amend the terms of any outstanding loan agreement in a manner that would prevent the repayment thereof upon the Closing;
(i) make any loan to any Person (except for advances to Employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), or purchase debt securities of any Person;
(j) commence or settle any Action or threat of any Action by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets (other than routine collection proceedings or Actions to enforce the terms of this Agreement);
(k) pay, discharge, release, waive or satisfy any claims, rights or Liabilities, other than the payment, discharge or satisfaction in the ordinary course of business of Liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business after the Balance Sheet Date and the payment, discharge or satisfaction of Third-Party Expenses;
(l) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;
(m) make or change any material Tax election, adopt or change any Tax accounting method, change a Tax year, enter into any agreement in respect of Taxes, settle any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement (other than Ordinary Course Contracts), enter into any transactions outside of the ordinary course of business giving rise to deferred gain or loss, amend any Tax Return or file any income or other material Tax Return including any estimated Tax Return, except in accordance with Section 7.6;
(n) except as required by Law, enter into, adopt, amend or terminate any Company Employee Plan (or any plan, program, agreement or arrangement that would be a Company Employee Plan if it had been in existence on the Agreement Date) or enter into or amend any Employee Agreement other than entry into offer letters on terms substantially similar to the Company’s (or any Subsidiary’s) form offer letter with new hires who are terminable at-will, in the ordinary course of the Company’s business consistent with past practice;
(o) increase or make any change to employment status or title or increase or make any other change that would result in increased cost to the Company to the salary, wage rate, fee, or other compensation (including equity based compensation whether payable in cash, Company Shares or other property) payable or to become payable by the Company or any Subsidiary to any Employee or terminate the employment of any Employee (other than for cause) or any Key Employee (for any reason);

(p) waive the restrictive covenant obligations of any Employee;
(q) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of any severance payment or other change in control payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation) to any Employee, except payments made pursuant to agreements or promises existing on the Agreement Date;
(r) take any action to accelerate or otherwise modify the terms of any of the outstanding Company Options, shares of Company Restricted Stock or Company RSUs, other than with respect to Non-Continuing Employees, or otherwise accelerate the payment of any compensation or benefit to any employee;
(s) make any representations or issue any written communications to Employees that are inconsistent with this Agreement or the transactions contemplated thereby, including any representations regarding offers of employment from Buyer that are inconsistent with this Agreement;
(t) except as required by Law, (i) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related Contract with any labor or trade union, labor organization or works council, or (ii) recognize or certify any labor or trade union, labor organization, works council, or group of Employees as the bargaining representative for any Employees;
(u) (i) enter into, participate in, establish or join any new standards-setting organization, collaborative effort with a university or industry body or consortium or other multi-party special interest group or activity or (ii) subject any Patent in the Company IP to any obligation to grant a License thereunder on a royalty-free basis or on reasonable and non-discriminatory (RAND) or fair reasonable and non-discriminatory (FRAND) terms;
(v) cancel, amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any insurance policy of the Company or any Subsidiary (other than an insurance policy relating to any Company Employee Plan);
(w) (i) amend, waive or modify any Material Contract (provided that the Company may amend, waive or modify a Permitted Agreement in a manner such that it remains a Permitted Agreement), (ii) terminate any Material Contract (other than expiration at the end of a scheduled term), or (iii) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the Agreement Date (provided that the Company may enter into Permitted Agreements and that the Company may enter into Contracts with new customers with expected annual recurring revenues of no more than $1,500,000 individually); or
(x) take, commit, or agree in writing or otherwise to take, any of the actions described clause (a) – (w) of this Section 5.2, or any other action that would (i) prevent the Company from performing, or cause the Company not to perform, its covenants or agreements hereunder, or (ii) that the Person taking such action actually knows, or, with respect to the Company’s officers and members of the Company’s board of directors, should reasonably be expected to know, will cause or result in a breach of or inaccuracy in any representation or warranty of the Company herein as of the Closing.
The Buyer acknowledges and agrees that: (i) nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, and (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.
ARTICLE VI

COMPANY NON-SOLICITATION AGREEMENT
6.1 Termination of Discussions. The Company shall immediately cease and cause to be terminated any such negotiations and discussions with third parties (other than Buyer) regarding (i) any acquisition of all or any portion of the business, properties, assets or technologies of the Company or any of its Subsidiaries, or any amount of Company Shares or equity interests in any Subsidiary (whether or not outstanding) (whether through primary or secondary sale of equity, but excluding any exercises of Company Options or Company Warrants, settlement of Company RSUs or conversions of Company Preferred Shares to Company Common Shares), in any case whether by merger, consolidation, amalgamation, purchase of assets or shares, tender or exchange offer, license or otherwise

(other than the sale of products and services in the ordinary course of business consistent with past practice or the Licensing of intellectual property in connection therewith), (ii) any partnership, development agreement, joint venture or other strategic investment in or involving the Company or any of its Subsidiaries (other than an ongoing commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new financing, investment round or recapitalization of the Company, or (iii) any similar transaction that is not in the ordinary course of business consistent with past practice (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”; provided that any financing contemplated by Section 5.2 of the Disclosure Schedule shall not be deemed an Alternative Transaction for purposes hereof). The Company shall and shall direct its Subsidiaries and their respective Representatives to request the return or destruction of any due diligence materials provided to any Person other than Buyer and its Affiliates and Representatives in connection with a potential Alternative Transaction.
6.2 No Solicitation. Commencing on the Agreement Date and continuing at all times until the earlier to occur of the Effective Time and the valid termination of this Agreement pursuant to the provisions of Section 8.1, the Company shall not, nor shall the Company permit any of its Subsidiaries or its or their respective directors, officers, Employees, agents, advisors (including commercial and investment banking, attorneys, accountants and other advisors) and other representatives (“Representatives”) to, directly or indirectly:
(a) solicit, initiate, seek, continue, knowingly encourage, consider, assist, respond to or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations or otherwise cooperate with, any third party regarding any Alternative Transactions;
(b) disclose any information not customarily disclosed to any person concerning the business, properties, assets or technologies of the Company or any of its Subsidiaries, or afford to any Person access to their respective properties, assets, technologies, books or records, not customarily afforded such access;
(c) assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or
(d) enter into any Contract with any person providing for an Alternative Transaction.
6.3 Notice of Alternative Transaction Proposals. In the event that the Company or, any of its Representatives shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 6.2(b), the Company or such Affiliate or Representative shall promptly (and in any event, within forty-eight hours) notify Buyer thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the material and specific terms (including all price-related terms) of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as Buyer may reasonably request.
6.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Article VI were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Buyer shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Article VI and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Buyer may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Representative of the Company shall be deemed to be a breach of this Agreement by the Company.
ARTICLE VII

ADDITIONAL AGREEMENTS
7.1 Shareholder Approvals.
(a) Requisite Shareholder Approval. Within three (3) hours of the execution of this Agreement, the Company shall deliver to Buyer the Shareholder Consent from Company Shareholders that are sufficient to fully and irrevocably deliver the Requisite Shareholder Approval. Promptly, and in any event within five (5) Business Days, following the execution of this Agreement, the Company shall solicit Shareholder Consents from all of its remaining Company Shareholders by delivery of an Information Statement (the “Information Statement”). The Company shall promptly deliver to Buyer a copy of each executed Shareholder Consent upon receipt thereof from any Company Shareholder pursuant to such solicitation. Following receipt of the Requisite Shareholder Approval, the Company shall promptly deliver notice to each Company Shareholder whose consent was not obtained prior to the Company’s receipt of the Requisite Shareholder Approval, which notice shall include the notice to shareholders required by the Certificate of Incorporation and the DGCL of the approval of the Merger and may be included in the Information Statement. The Company shall (i) give the Buyer a reasonable opportunity to review and comment on all materials to be submitted to the Company Shareholders, including the Information Statement, and (ii) consider in good faith, and incorporate therein, all comments reasonably proposed by Buyer. The board of directors of the Company shall not alter, modify, change or revoke its unanimous approval of this Agreement, the Merger and the other transactions contemplated hereby, nor its unanimous recommendation to the Company Shareholders to vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby.
(b) 280G Approvals. The Company shall solicit (and use its commercially reasonable efforts to obtain) a written 280G waiver, each in a form reasonably acceptable to Buyer (the “280G Waiver”), from each “disqualified individual” (within the meaning of Section 280G of the Code) who otherwise would reasonably be expected to receive any payments and/or benefits in connection with the Merger that may constitute “parachute payments” (within the meaning of Section 280G of the Code) (collectively, the “280G Persons”). The Company, prior to the Effective Time, shall submit to the Company Shareholders for approval (in a form and manner reasonably satisfactory to Buyer), by such number of Company Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits to be paid or provided to any “disqualified individual” that previously executed a 280G Waiver that may separately or in the aggregate, constitute “parachute payments” (which determination shall be made by the Company and shall be subject to reasonable review and approval (which approval shall not be unreasonably withheld, conditioned or delayed) by Buyer), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to the Effective Time the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer that (i) a Company Shareholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite Company Shareholders approval was obtained with respect to any payments and/or benefits that were subject to the Company Shareholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that any such “parachute payments” pursuant to which a 280G Waiver was executed shall not be made or provided, pursuant to such 280G Waiver. The form and substance of all Company Shareholder approval documents contemplated by this Section 7.1(b), including the 280G Waivers, shall be submitted to Buyer at least three (3) days before submission to the disqualified individuals or stockholders, as applicable, for review and reasonable approval of Buyer, which will not be unreasonably withheld, conditioned or delayed.
7.2 Governmental Approvals.
(a) In furtherance and not in limitation of the terms of Section 7.4, if required, each of the Company, any Subsidiary and Buyer shall file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice a Notification and Report Form relating to the Agreement and the transactions contemplated hereby as required by the HSR Act as promptly as reasonably practicable and, in any event, within five (5) Business Days of the Agreement Date (the “HSR Filing”) and request early termination of the HSR Act waiting period. Notwithstanding the foregoing, Buyer shall be responsible for making, with the Company’s reasonable assistance, all filings or notifications as may be required under non-U.S. antitrust, competition, or merger control laws. Each of the Company and Buyer shall use its reasonable best efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable Laws, each of the Company and Buyer shall promptly inform the other of any substantive communication between the Company or Buyer (as applicable) and any Governmental Entity regarding the transactions contemplated hereby. If the Company or Buyer or any Affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company or Buyer (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a reasonable response in compliance with such request, and shall consider in good faith the views of the other in the making of such response. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Entity relating to the transactions contemplated by this Agreement, provided that the parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.2 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of all parties. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any party.
(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, it is expressly understood and agreed that neither Buyer nor Merger Sub shall have any obligation to litigate any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement, neither Buyer nor any Affiliate of Buyer shall be required to agree to any license, sale or other disposition or holding separate (through the establishment of a trust or otherwise), of shares of capital stock or of any business, assets or property of Buyer, the Company or any of their respective Affiliates, or the imposition of any limitation or restriction on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock and the Company and its Subsidiaries shall not have to agree to take or take any such actions unless conditioned on the Closing.
(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, it is expressly understood and agreed that Buyer shall, in consultation with the Company and subject to Section 7.2(a) and Section 7.2(b), determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity as contemplated hereby, and the Company and its Subsidiaries will take such actions as reasonably requested by Buyer in connection with obtaining such consents, approvals or waivers. Notwithstanding Buyer’s rights to lead all proceedings as provided in the prior sentence, Buyer shall not require the Company to, and the Company shall not be required to, take any action with respect to any applicable antitrust or anti-competition Law which would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.
7.3 Third-Party Contracts. The Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any third parties to any Material Contract (including all of the Contracts set forth in Section 2.3 of the Disclosure Schedule) and any other Contract of the Company or its Subsidiaries as may be identified by Buyer, in each case as are required thereunder in connection with the Merger in order for such Contract to remain in full force and effect following the Merger, with the understanding that the Company shall not be required to pay any consent fee or similar payment or agree to any accommodation in each case to the extent not required pursuant to the express terms of such Material Contract or other Contract. Such consents, modifications, waivers and approvals shall be in a form reasonably acceptable to Buyer. In the event the Merger does not close for any reason, neither Buyer nor Merger Sub shall have any liability to the Company, the Company Securityholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals.
7.4 Reasonable Best Efforts to Close. Subject to the terms and conditions provided in this Agreement, each of the parties hereto (other than the Securityholder Representative) shall use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including by using reasonable best efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Merger set forth in Article VII, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Merger and the other transactions contemplated by this Agreement by or before the End Date for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

7.5 Employee Matters.
(a) Specified IP Contributors. Prior to the Closing, the Company shall use reasonable efforts to cause each Employee identified in Schedule 7.5(a) (each, a “Specified IP Contributor”) to enter into and deliver to the Company an agreement, in form and substance reasonably satisfactory to Buyer, pursuant to which such Specified IP Contributor irrevocably assigns to the Company all Intellectual Property Rights in and to all Intellectual Property created or developed prior to the Closing by such Specified IP Contributor in connection with such Specified IP Contributor’s employment with, or rendering of services to, the Company or any Subsidiary.
(b) Termination of 401(k) Plans. Unless Buyer provides written notice instructing otherwise at least five (5) Business Days prior to the Closing Date, effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”). The Company shall provide Buyer with evidence that any such 401(k) has been terminated pursuant to resolutions of the board of directors (or similar body) of the Company or any Subsidiary, as the case may be. The form and substance of such resolutions shall be subject to reasonable review and approval of Buyer (which approval shall not be unreasonably withheld, conditioned or delayed). In the event the Company 401(k) Plan is terminated, the Company and Buyer shall take any and all actions as may be required, including amendments to the 401(k) Plan or Buyer’s applicable 401(k) plan (the “Buyer 401(k) Plan”), to (i) provide that Continuing Employees (except for any Continuing Employee who is a PEO Employee, independent contractor or consultant for so long as such Employee remains as such following the Closing) shall be eligible to participate in the Buyer 401(k) Plan, effective as soon as practicable following the Effective Time, and (ii) permit the Continuing Employees (except for any Continuing Employee who is a PEO Employee, independent contractor or consultant for so long as such Employee remains as such following the Closing) who are then actively employed to make rollover contributions, in cash, of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) other than outstanding participant loans from the 401(k) Plan to the Buyer 401(k) Plan.
(c) New Employment Arrangements.
(i) Buyer shall use its reasonable best efforts to cause the Company to, and the Company shall use its reasonable best efforts to, extend a letter of intent, a services agreement or an offer of continued employment or engagement with the Company, a Subsidiary or Buyer or a designated Affiliate, as determined by Buyer, to each Other Employee as soon as practicable following the Agreement Date, and, in any event, within seven (7) Business Days following the Agreement Date, on customary terms and conditions applicable to similarly situated employees of Buyer with equivalent or greater base compensation and cash bonus opportunity (if applicable) than those currently provided by the Company immediately prior to the Closing substantially similar to the forms attached hereto (each such letter of intent, services agreement, offer of continued employment or engagement or similar agreement, an “Offer Letter”) with each such Offer Letter to become effective immediately upon the Closing. The Company and its Subsidiaries, as applicable, shall cooperate with and provide reasonable assistance to Buyer in preparing and delivering the Offer Letters to the Other Employees, including, without limitation, providing Buyer with all information reasonably requested in order to facilitate extending services agreements to or offers of employment or engagement for (and continuing the employment or engagement of) the Other Employees.
(ii) Buyer agrees that, to the extent permitted by applicable Law, promptly following the commencement of continuing employment of the Continuing Employees pursuant to Offer Letters, such Continuing Employees (other than any Continuing Employee who is a PEO Employee, independent contractor or consultant for so long as such Employee remains as such following the Closing) shall be eligible to participate in Buyer’s standard benefit plans and be offered employee benefits at least as favorable to such Continuing Employees as that offered to similarly situated employees of Buyer; provided, however, that Buyer shall not be obligated under the terms of this Agreement to cause the continuation of any employment or independent contractor, consultant or other relationship with any Continuing Employee for any specific period of time. Each such Continuing Employee who elects to participate in Buyer’s benefit plans shall, subject to applicable Law and applicable Tax qualification requirements, be given credit for purposes of eligibility to participate and vesting for his or her years of service with the Company or any Subsidiary; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits.
(d) Non-Continuing Employees. Prior to the Closing, the Company shall terminate the employment or engagement of, or shall cause the termination of employment or engagement of, each natural person who is a Non-Continuing Employee, effective as of no later than immediately prior to the Closing. Buyer shall notify the Company of any Employee that will be a Non-Continuing Employee no later than three (3) Business Days prior to the Closing.
(e) Retention Program. Prior to the Closing, Buyer shall adopt a retention program which shall be granted to certain Continuing Employees in accordance with the terms set forth in Section 7.5(e) of the Disclosure Schedule.
(f) No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Company Securityholder, Employee, Former Employee, current or former consultant, contractor or any other Person, including any rights of employment or engagement for any specified period and/or any benefits, in favor of any Person, union, association, Employee, Former Employee, current or former consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions of this Agreement will be personal solely among the parties to this Agreement. In addition, no provision of this Agreement is intended, or shall be interpreted, to amend any term or condition of any Company Employee Plan or Employee Agreement.
(g) Notice and Consultation. Prior to the Closing, the Company and its Subsidiaries shall satisfy all pre-Closing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any Employee, independent contractor or consultant, or any labor union, labor organization or works council, which is representing any Employee, in connection with the transactions contemplated by this Agreement.
(h) Promised Awards. The Company shall take the actions set forth on Section 7.5(h) of the Disclosure Schedule.
7.6 Tax Matters.
(a) Pre-Closing Tax Returns. The Company will prepare or cause to be prepared and timely file (taking into account all extensions properly obtained) or cause to be filed all Tax Returns of the Company and its Subsidiaries required to be filed prior to the Closing Date. Such Tax Returns shall be prepared in accordance with applicable Law and in a manner consistent with past practices (unless otherwise required by applicable Law). Any such income or other material Tax Return shall be provided to Buyer for review and comment a reasonable period prior to filing (which shall be at least thirty (30) days with respect to any such Tax Return relating to income Taxes), and the Company shall consider in good faith reasonable comments from Buyer and shall not file such Tax Returns without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that any dispute between the Company and Buyer with respect to such Tax Returns shall be resolved by the Accounting Firm in accordance with the dispute resolution mechanics described in Section 1.4(e) (to the extent applicable).
(b) Post-Closing Tax Returns. Buyer shall prepare or cause to be prepared and timely file (taking into account all extensions properly obtained) or cause to be filed all Tax Returns of the Company and its Subsidiaries that include any Pre-Closing Tax Period and that are filed or required to be filed on or after the Closing Date. Such Tax Returns shall be prepared in accordance with applicable Law and in a manner consistent with past practices (unless otherwise required by applicable Law). Any such income or other material Tax Return shall be provided to the Securityholder Representative for review and comment a reasonable period prior to filing (which shall be at least thirty (30) days with respect to any such Tax Return relating to income Taxes), and the Company shall consider in good faith reasonable comments from the Securityholder Representative; provided, however, Buyer shall not file such Tax Returns without the Securityholder Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if such Tax Returns would result in Pre-Closing Taxes with respect to which the Indemnified Parties would be entitled to indemnification pursuant to Section 9.2(a)(iv); provided, further, that any dispute between Buyer and the Securityholder Representative with respect to such Tax Returns shall be resolved by the Accounting Firm in accordance with the dispute resolution mechanics described in Section 1.4(e) (to the extent applicable).
(c) Post- Closing Actions. Buyer shall not (and shall not cause or permit the Surviving Corporation or any of its Subsidiaries to) file, amend, re-file or otherwise modify any material Tax Return or Tax election relating in whole or in part to the Company or any of its Subsidiaries or agree to the waiver or any extension of the statute of limitations, with respect to any Pre-Closing Tax Period, without notifying the Securityholder Representative no later than thirty (30) days before taking any such action; provided that if any such action would result in an indemnification claim for Taxes pursuant to this Agreement, Buyer shall not proceed with such action without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed).
(d) Tax Sharing Agreements. In Buyer’s sole discretion, any Tax sharing, indemnification or allocation agreement, arrangement, practice or policy to which the Company or any Subsidiary is a party or by which it is bound shall be terminated as of the Closing Date, and none of the Company or any Subsidiary shall have any liability or obligation pursuant thereto.
(e) Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any proceedings relating to the liabilities for Taxes of the Company or any of its Subsidiaries, Buyer and the Company, on the one hand, and the Securityholder Representative, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other party, with each other, including by furnishing or making available during normal business hours the records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims relating to such Taxes and by maintaining such records, books, powers and materials for a reasonable period of time which will not be less than the latest date on which any relevant statute of limitations remains open, including any extensions.
(f) Tax Contests. Buyer or the Surviving Corporation shall give prompt notice to the Securityholder Representative of any claim, or the commencement of any audit, suit, action or proceeding with respect to the Taxes of the Company or any of its Subsidiaries (a “Tax Contest”) with respect to any Pre-Closing Tax Period or Pre-Closing Taxes. The Securityholder Representative shall have the right to control the conduct, through counsel of its own choosing, of any such Tax Contest, provided that (i) it shall give prompt notice to Buyer of its intention to control such Tax Contest, (ii) it shall provide periodic updates of the status of such Tax Contest to Buyer, (iii) Buyer may, at its own expense, participate in (but not control) such Tax Contest, and (iv) the Securityholder Representative shall not settle or otherwise resolve any such Tax Contest without Buyer’s written consent (not to be unreasonably withheld, conditioned or delayed). Buyer shall control the defense of all other Tax Contests.
(g) Tax Refunds.
(i) If after the Closing Date, Buyer or any of its Affiliates (including the Surviving Corporation) actually receives or realizes any refund, or a credit in lieu of a refund, of any Tax that is attributable to a Pre-Closing Tax Period or of any Pre-Closing Taxes, and such Tax was paid or deemed paid (including amounts included in the calculation of Net Working Capital and Third-Party Expenses) by (i) the Indemnifying Parties on or after the Closing Date or (ii) the Company or any of its Subsidiaries prior to the Closing Date, then Buyer promptly shall pay or cause to be paid to the Payment Agent (for further distribution to the Indemnifying Parties in accordance with each Indemnifying Party’s respective Indemnification Pro Rata Portion of such amount) the amount of any such refund or credit, net of any Taxes imposed on Buyer or any of its Affiliates (including the Surviving Corporation) with respect thereto, and net of any costs of Buyer or the Surviving Corporation that are reasonably associated with obtaining such refund or credit (“Net Tax Refund”) but only if the aggregate amount of all such Net Tax Refunds exceeds $150,000 (the “Basket Amount”). If the aggregate amount of all such Net Tax Refunds exceeds the Basket Amount, then the entire amount of such aggregate Net Tax Refunds shall be paid to the Payment Agent for distribution to each of the Indemnifying Parties in accordance with the Tax Refund Payment Spreadsheet. Notwithstanding the foregoing, any refunds set forth in Schedule 7.6(g) (to the extent actually allowed by the relevant Governmental Entity and actually received by Buyer after the Closing Date, net of any Taxes imposed on Buyer or any of its Affiliates (including the Surviving Corporation) with respect thereto, and net of any costs of Buyer or the Surviving Corporation that are reasonably associated with obtaining such refund or credit) shall be paid to the Payment Agent (for further distribution to the Indemnifying Parties in accordance with each Indemnifying Party’s respective Indemnification Pro Rata Portion of such amount) when received and, for the avoidance of doubt, the amount of such refunds so received shall not be included in calculating the Basket Amount.
(ii) Within five (5) Business Days of the Buyer paying a Net Tax Refund to the Payment Agent (and notifying the Securityholder Representative thereof), the Securityholder Representative shall prepare an updated version of the Closing Payment Spreadsheet (the “Tax Refund Payment Spreadsheet”). The Tax Refund Payment Spreadsheet shall set forth the following information in reasonable detail:
(A) all information specified in Sections 2.3(a)(i)-(vi) inclusive, as updated to reflect the payment of the Net Tax Refund; and
(B) the amount of any portion of the Net Tax Refund, payable to each Indemnifying Party in accordance with such Indemnifying Party’s Indemnification Pro Rata Portion.
7.7 Certain Taxes and Fees. All Transfer Taxes shall be borne 50% by the Indemnifying Parties (to be funded out of the Escrow Fund) and 50% by Buyer. The Securityholder Representative and Buyer will cooperate to timely file all necessary Tax Returns and other documentation with respect to such Transfer Taxes and the Securityholder Representative (on behalf of the Indemnifying Parties), on the one hand, and Buyer, on the other, shall each bear 50% of all related expenses.
7.8 Payoff Letters and Release of Liens.
(a) Closing Indebtedness Payoff Letters. No later than three (3) Business Days prior to the Closing Date, the Company shall obtain from each creditor of the Company or any Subsidiary (or an agent on behalf of such creditor) set forth on Schedule 7.8(a), and deliver to Buyer, an executed payoff letter, in customary form and substance, setting forth: (i) the amounts required to pay off in full on the Closing Date, the Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) upon payment of such amounts, a customary release of the Company and its Subsidiaries, including the automatic release of any and all Liens securing such Indebtedness (subject to obligations which by their terms expressly survive such termination); and (iii) the commitment of the creditor (or an agent on behalf of such creditor) to execute and deliver documents that can be filed of record (or delivered to third parties) evidencing the release all Liens, if any, that the creditor (or an agent on behalf of such creditor) may hold on any of the assets of the Company or any Subsidiary prior to the Closing Date upon the receipt of amounts described in clause (i) owing to such creditor (each, a “Payoff Letter”).
(b) Release of Liens. On or prior to the Closing, the Company shall use commercially reasonable efforts to obtain all customary agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Buyer, that are necessary or appropriate to effect the release of all Liens (other than Permitted Liens) set forth in Schedule 7.8(b).
7.9 Third-Party Expenses.
(a) Whether or not the Merger is consummated, except as expressly set forth herein, each party shall be responsible for its own expenses and costs that it incurs (and whether paid prior to, at or after the Effective Time) with respect to the negotiation, execution, delivery and performance of this Agreement. Without limiting or expanding the foregoing, “Third-Party Expenses” means, and the Company shall be responsible for all fees and expenses incurred by or on behalf of the Company or any Subsidiary prior to the Effective Time (and whether paid prior to, at or after the Effective Time) in connection with this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby that consist of the following: (i) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties providing services in connection with this Agreement and the transactions contemplated hereby that are incurred by the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby; (ii) any “single trigger” bonus, severance, change-in-control payments or similar payment obligations of the Company or any Subsidiary to Employees resulting from, or in connection with, the transactions contemplated hereby; (iii) the maximum amount of premiums, Taxes, costs, fees or payments payable to brokers, finders, financial advisors, investment bankers, and insurers, or similar

Persons notwithstanding any escrows or other contingencies in connection with the transactions contemplated hereby, including in connection with the Company D&O Tail Policy; (iv) any severance payments in excess of One Hundred Thousand Dollars ($100,000) (the “Severance Payment Cap”) payable to any Non-Continuing Employees who did not receive an offer of employment from Buyer on terms contemplated by Section 7.5(c)(i) hereof within seven (7) Business Days following the Agreement Date; and (v) all Transaction Payroll Taxes provided, however, Third-Party Expenses shall exclude and Buyer shall be responsible for (A) all retention payments payable or equity awards granted by Buyer pursuant to the terms of any Offer Letter or other post-Closing employment arrangement with Buyer (or its designated Affiliate), (B) all fees and expenses of third parties incurred by Buyer and Merger Sub in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, (C) any severance payments up to and including the Severance Payment Cap payable to any Non-Continuing Employees who did not receive an Offer Letter in accordance with Section 7.5(c)(i) hereof (and any Taxes payable in connection therewith) (“Buyer Severance Costs”), (D) any compensation, benefits or compensatory payments made to any Continuing Employees post-Closing pursuant to their respective employment arrangements with Buyer (or its designated Affiliate) or at Buyer’s (or its designated Affiliate’s) direction, (E) any compensation pursuant to “double-trigger” arrangements triggered by actions of Buyer after the Closing Date, (F) all Audit Costs and (G) all filings fees in connection with the transactions contemplated by this Agreement or any Related Agreement, including under the HSR Act. For the avoidance of doubt, no fees and expenses shall be double counted when calculating Third-Party Expenses.
(b) At least three (3) Business Days prior to the Closing, the Company shall provide Buyer with a statement, in a form reasonably satisfactory to Buyer, setting forth all unpaid Third-Party Expenses incurred by or on behalf of the Company or any Subsidiary as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company or any Subsidiary after the Closing (the “Statement of Expenses”). The Company shall obtain and deliver to Buyer a final invoice of all outstanding and unpaid fees, costs and expenses from each professional advisor listed on the Statement of Expenses (each, a “Closing Expense Invoice”). No Subsidiary shall incur any Third-Party Expenses that remain unpaid as of the Closing.
7.10 Preparation of Financial Statements.
(a) If requested by Buyer, the Company will use its commercially reasonable efforts to prepare, or cause to be prepared, any historical financial statements of the Company and its Subsidiaries required to be filed by Buyer following the Closing in order to satisfy its reporting obligations under the Exchange Act (the “Required Financial Statements”), and will use its commercially reasonable efforts to cause any such Required Financial Statements to be prepared in accordance with GAAP (and calculated in accordance with ASC 606 issued by the Financial Accounting Standards Board), applied on a consistent basis throughout the periods indicated.
(b) The Company shall use its commercially reasonable efforts to (x) cooperate promptly with, and to cause its Affiliates and its and their Representatives to cooperate promptly with, Buyer and its Representatives in connection with the preparation of the Required Financial Statements and to consider in good faith all of Buyer’s reasonable comments in connection therewith (but shall be under no compulsion to accept the same), (y) assist promptly, and to cause its Representatives to assist promptly, Buyer and its Representatives in connection with the preparation of any filings, documents, or other materials, including any pro forma financial statements, that may be required in connection with the Merger and the other transactions contemplated hereby in order to satisfy Buyer’s reporting obligations under the Exchange Act, and (z) supply promptly and further furnish promptly, and to cause its Representatives to supply and furnish promptly, any and all information, documents, and records as Buyer may reasonably request, and provide reasonable access to the Company’s personnel and facilities, in connection with the matters contemplated by this Section 7.10.
(c) Nothing under this Section 7.10 shall be deemed to be an obligation by the Company to complete and deliver to Buyer any of the Required Financial Statements prior to the Effective Time, and the completion and delivery thereof shall not be a condition to Buyer’s or Merger Sub’s obligation to consummate the Merger.
(d) All reasonable out-of-pocket and documented costs and expenses incurred by the Company and its Subsidiaries in connection with this Section 7.10 shall be the responsibility of, and shall be promptly reimbursed by, Buyer.
7.11 Access to Information. At all times prior to the Effective Time or the termination of this Agreement in accordance with its terms, during normal business hours and upon reasonable advance notice and to the extent consistent with applicable Laws and for the purposes of the investigation of the Company or the transition of ownership thereof to Buyer, the Company shall afford Buyer, its Representatives and financing sources reasonable access to (i) all of the assets, properties, Books and Records and Contracts of the Company and its Subsidiaries, (ii) all other information concerning the business, assets, properties and personnel of the Company and its Subsidiaries as Buyer may reasonably request and (iii) all Employees of the Company and its Subsidiaries as identified by Buyer. Notwithstanding the foregoing, the Company shall not be required to provide such access to the extent it could jeopardize any applicable attorney client privilege or would result in breach of any Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound; provided, however, that, in the event the Company withholds or prevents any such access, it shall use commercially reasonable efforts to provide Buyer, its Representatives and its financing sources such requested or sought information or data pursuant to a reasonable alternative accommodation. The Company agrees to provide to Buyer and its accountants, counsel, financing sources and other Representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation conducted pursuant to this Section 7.11 or otherwise shall affect or be deemed to qualify, limit, modify, amend or supplement any representation or warranty contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Buyer or any Indemnified Party under or arising out of a breach of this Agreement. Notwithstanding the foregoing, the Company and its Subsidiaries shall not have any obligation to provide any information or access to the financing sources of Buyer pursuant to this Section 7.11 unless and until such Persons shall have each entered into a confidentiality and non-disclosure agreement with the Company or with Buyer (with the Company as an express third party beneficiary) on terms reasonably acceptable to the Company (any such nondisclosure agreement, a “Financing NDA”).
7.12 Notification of Certain Matters. The Company shall give prompt notice to Buyer after obtaining Knowledge of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement or any Related Agreement to be untrue or inaccurate at or prior to the Effective Time, and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.12 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice or (b) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by the Company pursuant to this Section 7.12, however, shall affect or be deemed to qualify, limit, modify, amend or supplement any representation or warranty contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Buyer or any Indemnified Party under or arising out of a breach of this Agreement. For clarity, unintentional failure to give notice under this Section 7.12 shall not be deemed to be a breach of covenant under this Section 7.12 and shall constitute only a breach of the underlying representation, warranty, covenant, agreement or condition, as the case may be.
7.13 Director and Officer Insurance and Indemnification.
(a) Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date and only for matters occurring at or prior to the Effective Time, and (iii) contains coverage terms comparable to those applicable to the current directors and officers of the Company (the “Company D&O Tail Policy”). The Surviving Corporation (following the Effective Time) and the Buyer shall not cancel (or permit to be cancelled) the Company D&O Tail Policy during its term.
(b) From and after the Effective Time, and until the sixth (6th) anniversary of the Effective Time, Buyer shall cause the Surviving Corporation (and, to the extent applicable, any successor or assign of the Surviving Corporation) to fulfill and honor the obligations of the Company to Persons who on or prior to the Effective Time are or were directors and/or officers of the Company or any Subsidiary (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws or such Subsidiary’s organizational documents as in effect on the Agreement Date and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the Agreement Date, in each case which have been disclosed on the Disclosure Schedule and true and complete copies of which have been made available to the Buyer (the “Company Indemnification Provisions”), with respect to claims arising out of matters occurring at or prior to the Effective Time; provided, however, that (i) the foregoing obligations shall be subject to any limitation imposed by applicable Law, and (ii) no Company Indemnified Party shall have any right of contribution, indemnification or right of advancement from the Surviving Corporation or its successor with respect to any Losses claimed by any of the Indemnified Parties against such Company Indemnified Party in his or her capacity as an Indemnifying Party pursuant to this Agreement.
(c) Subject to the other express terms of this Agreement, Buyer shall be under no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time.
(d) The obligations of Buyer, the Surviving Corporation, and its successors under this Section 7.13 shall not be terminated, amended, or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or his or her heirs, personal representatives, successors, or assigns) without the prior written consent of such Company Indemnified Party (or his or her heirs, personal representatives, successors, or assigns, as applicable).
7.14 Financing Cooperation.
(a) Prior to the Closing, the Company shall use, and shall cause its Subsidiaries to use, and shall use its commercially reasonable efforts to cause the respective Representatives of the Company and its Subsidiaries to use, in each case, commercially reasonable efforts to provide to Buyer, all cooperation reasonably requested by Buyer in connection with the arrangement of the debt financing (if any) sought by Buyer for the purpose of funding the transactions contemplated by this Agreement (any such financing, the “Financing”), including the following; provided, however, the Company, its Subsidiaries and each of their respective Representatives shall not have any obligation to provide any information or access to the financing sources of Buyer pursuant to this Section 7.14 unless and until such Persons shall have each entered into a Financing NDA:
(i) furnishing Buyer and its financing sources such pertinent information regarding the Company and its Subsidiaries (including, without limitation, financial statements of the Company) as is reasonably requested by Buyer or its financing sources to consummate the Financing;
(ii) assisting with the preparation of materials for any rating agency presentations, bank information memoranda and similar documents required in connection with the Financing;
(iii) executing and providing documents as may be reasonably requested by Buyer, to the extent required in connection with the consummation of the Financing;
(iv) reasonably cooperating with the marketing efforts of Buyer and its financing sources for all or any portion of the Financing;
(v) using commercially reasonable efforts to satisfy the conditions precedent set forth in any commitment letter or any definitive documentation relating to the Financing to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company or any of the Subsidiaries of the Company; and
(vi) using commercially reasonable efforts to cooperate with the due diligence investigation of Buyer’s financing sources;
provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the businesses or operations of the Company or its Subsidiaries or would require an action that is not within the control of the Company or its Subsidiaries; and provided, further, that neither the Company nor any of its Subsidiaries or their respective Representatives shall (1) be required to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Buyer in connection with the Financing pursuant to below or to pass resolutions or consents to approve or authorize the execution of the Financing (other than any continuing officers or directors that will remain after the Closing Date), (2) have any liability or obligation under any document, agreement or certificate related to the Financing unless and until the Closing occurs, (3) be required to prepare or provide (x) projections, pro forma financial statements or pro forma financial adjustments related to the Financing or (y) any information that is not readily available to the Company based on its current method of recordkeeping, (4) be required to take any action which would cause it to (x) violate or result in a breach of or default under, any Contract to which it is a party (including this Agreement), (y) violate any Law applicable to it or (z) fail to satisfy any condition precedent set forth in Section 2.2(a) or 2.2(b); (5) be required to execute and deliver any certificate, document or instrument in connection with the Financing prior to the Closing Date unless such document only becomes effective upon the occurrence of the Closing, and in any event, shall not be required to deliver or cause the delivery of any certificate as to solvency; (6) be required to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion, result in a violation of applicable Law or loss of attorney-client privilege; (7) be required to deliver a “comfort letter” or consent from the Company’s accountants; (8) encumber any of the assets of the Company or its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to the Financing prior to the Closing Date; (9) take any action that could reasonably be expected to subject any director, officer, employee, agent, manager, consultant, advisor or other representative of the Company, its Subsidiaries or any their Affiliates to any actual or potential personal liability; or (10) provide access to or disclose information that the Company determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality obligations binding on, the Company, its Subsidiaries or any of their Affiliate. For the avoidance of doubt, any cooperation provided under this Section 7.14 shall be at the sole expense of Buyer.
(b) Buyer shall, promptly upon request by the Company and in any event prior to the Closing, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorney’s fees and expenses) incurred by the Company or its Subsidiaries in connection with the cooperation described above in Section 7.14(a). Any amounts so incurred will not be considered Third-Party Expenses or liabilities for purposes of the calculation of Net Working Capital and, to the extent paid and not reimbursed prior to Closing, shall be included in the calculation of Closing Cash. Buyer shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives and Affiliates from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries), in each case, except to the extent such liabilities or losses are suffered or incurred directly as a result of the bad faith, gross negligence, or willful misconduct by the Company or any of its Subsidiaries or, in each case, their respective Representatives and Affiliates.
(c) The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the Financing and authorizes Buyer’s financing sources to download copies of such logos from its website for such purposes; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.
(d) Notwithstanding this Section 7.14 or anything else in this Agreement, Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Buyer obtain financing for or related to any of the transactions contemplated by this Agreement (including all or any portion of the Financing).
7.15 Trade Compliance. The Company shall take the actions set forth on Section 7.15 of the Disclosure Schedule.
ARTICLE VIII

PRE-CLOSING TERMINATION OF AGREEMENT
8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing only:
(a) by mutual agreement of the Company and Buyer;
(b) by Buyer if the Requisite Shareholder Approval shall not have been obtained by the Company and delivered to Buyer within three (3) hours after the execution and delivery of this Agreement by Buyer, Merger Sub and the Company; provided, however, that such termination right shall expire if not invoked by Buyer prior to the Company obtaining and delivering to Buyer the Requisite Shareholder Approval;
(c) by Buyer or the Company if the Closing Date shall not have occurred by May 1, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(d) by Buyer or the Company if any Law shall be in effect which has the effect of making the Merger illegal or otherwise prohibits consummation of the Merger;
(e) by Buyer or the Company if a Governmental Entity of competent jurisdiction shall have promulgated or issued a final, non-appealable Order which is in effect and which has the effect of making the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of the Merger or any other transaction contemplated hereby in accordance with the terms hereof;
(f) by Buyer if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach or inaccuracy which by its nature cannot be cured; or
(g) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Buyer contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) calendar days after written notice thereof to Buyer; provided, however, that no cure period shall be required for a breach or inaccuracy which by its nature cannot be cured.
8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer, Merger Sub or the Company, or their respective officers, directors or shareholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any Willful Breaches of this Agreement, Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; provided, further, however, that, the provisions of Section 7.9 (Third-Party Expenses), Section 10.2 (Exculpation and Indemnification of the Securityholder Representative), Article XI (General Provisions) and this Section 8.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.
ARTICLE IX

POST-CLOSING INDEMNIFICATION
9.1 Survival of Representations and Warranties.
(a) Company Representations and Warranties. The representations and warranties of the Company set forth in this Agreement or in the Officer’s Certificate, and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto, shall survive until 11:59 p.m. (Pacific time) on the date that is twelve (12) months after the Closing Date (the date of expiration of such twelve-month (12) period, the “Expiration Date”); provided, however, that (i) the Fundamental Representations, and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto, shall survive until 11:59 p.m. (Pacific time) on the date that is three (3) years after the Closing Date, and (ii) the Tax Representations, and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto, shall survive until 11:59 p.m. (Pacific time) on the date that is sixty (60) days following the expiration of the statute of limitations (giving effect to any extensions or waivers thereof) applicable to the Taxes that are the subject of such Tax Representations; provided, further, that in the event of Fraud with respect to a representation or warranty, such representation or warranty, and the right of any Indemnified Party to assert a claim for indemnification hereunder with respect thereto, shall survive until 11:59 p.m. (Pacific time) on the date that is sixty (60) days following the expiration of the statute of limitations (giving effect to any extensions or waivers thereof) applicable to Fraud claims; provided, further, that any representation and warranty of the Company shall survive beyond the Expiration Date or other survival periods specified above with respect to any inaccuracy therein or breach thereof if a claim for indemnification is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive solely as to such claim until such claim has been finally resolved.

(b) Buyer Representations and Warranties. The representations and warranties of Buyer and Merger Sub contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at the Closing (other than those in Section 4.4, which shall survive until the expiration of the applicable statute of limitations).
(c) Contract Supersedes Statutes. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates in Sections 9.1(a)-(b) supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties.
9.2 Indemnification.
(a) From and after and by virtue of the Merger, and except as set forth on Schedule 9.2(a), the Company Shareholders, the Company Warrant Holders and holders of Vested Company Options (unless such holder only holds Out of the Money Vested Company Options) (together, the “Indemnifying Parties”) shall (first from the Escrow Fund, and thereafter on a several and not joint basis according to their respective Indemnification Pro Rata Portions), indemnify and hold harmless Buyer and its Subsidiaries and its and their respective officers, directors, employees, agents and representatives, including the Surviving Corporation (the “Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (including the Surviving Corporation) (regardless of whether or not such Losses relate to any third-party claims), directly or indirectly, resulting from or arising out of any of the following:
(i) any breach of or inaccuracy in, as of the Agreement Date or as of the Effective Time, a representation or warranty of the Company contained in this Agreement or the Officer’s Certificate, without giving effect to (A) any qualifications based on the word “material” or similar phrases (including “Company Material Adverse Effect”) limiting the scope of such representation or warranty (provided that the operation of this clause (A) shall not be deemed to render references to “Company Material Adverse Effect” to “Effect” or references to “Material Contract” to “Contract” and shall not apply to (x) the third to last sentence of Section 3.7(a), (y) clause (i) of the last sentence in Section 3.7(c)) or (z) Section 3.9, or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the Agreement Date (except solely with respect to, and as required by, the second to last sentence of Section 3.5(a));
(ii) any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement or any Related Agreement that, in each case, are to be performed or complied with prior to the Closing;
(iii) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in any information, or breach of any representation or warranty, set forth in the Payment Spreadsheets, Pre-Closing Statement or Statement of Expenses (including any unpaid Third-Party Expenses);
(iv) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any unpaid Pre-Closing Taxes not reflected in Third-Party Expenses or as a liability in Net Working Capital in the determination of Final Total Closing Consideration (such Losses, the “Tax Losses”);
(v) regardless of the disclosure of any matter set forth in the Disclosure Schedule, any Equityholder Matters;
(vi) regardless of the disclosure of any matter set forth in the Disclosure Schedule, but subject to Section 4.5, any Fraud on the part of the Company or any Subsidiary in connection with this Agreement, the Merger or the other transactions contemplated hereby (solely with respect to matters involving the Company or any Subsidiary);
(vii) any Dissenting Shares (excluding payments for such shares) that have not been paid by the Company prior to the Closing in excess of the amount of cash that otherwise would have been owed in respect of such shares in accordance with this Agreement; and
(viii) the Scheduled Matters.
(b) For all purposes of and under this Agreement, “Loss” or “Losses” that are recoverable shall mean any and all losses, liabilities, damages, deficiencies, Taxes, costs, interest, awards, judgments, penalties and expenses of any kind or nature (including, subject to Section 9.6, reasonable attorneys’ and consultants’ fees and expenses incurred in connection with investigating, defending against or settling any of the matters set forth in Section 9.2(a)). For the avoidance of doubt, “Losses” that are recoverable hereunder shall include incidental damages and indirect or other consequential damages, but shall not include punitive or exemplary damages unless punitive or exemplary damages are awarded to a third party in any Action against an Indemnified Party.
(c) The Indemnifying Parties (including any officer or director of the Company) shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Buyer with respect to any Loss claimed by an Indemnified Party payable by any of them in their capacity as an Indemnifying Party.
(d) Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Total Consideration for Tax purposes, unless otherwise required by applicable Laws.
(e) The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. Except with respect to a claim for Fraud, no Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.
9.3 Limitations on Indemnification.
(a) Except in the case of Fraud or indemnification claims for breaches of or inaccuracies in the Fundamental Representations or Tax Representations, the Indemnified Parties may not recover any Losses pursuant to an indemnification claim under Section 9.2(a)(i) unless and until the amount of the indemnifiable Qualifying Losses thereunder exceeds one million dollars ($1,000,000) (the “Basket”) in which case the Indemnified Parties shall be entitled to recover all Losses, including the amount of the Basket paid, incurred, suffered or sustained by the Indemnified Parties. For the avoidance of doubt, the limitations set forth in this Section 9.3(a) shall not apply to indemnification claims under clauses (ii) – (viii) of Section 9.2(a), inclusive.
(b) Except in the case of Fraud or indemnification claims for breaches of or inaccuracies in the Fundamental Representations or Tax Representations the Indemnifying Parties shall only be liable for any Loss relating to a single claim (or series of claims arising from the same or substantially similar facts or circumstances) in excess of twenty-five thousand dollars ($25,000) (such Loss or Losses, a “Qualifying Loss”). For the avoidance of doubt, the limitations set forth in this Section 9.3(b) shall not apply to indemnification claims under clauses (ii) – (viii) of Section 9.2(a), inclusive.
(c) Subject to Section 9.3(d) and Section 9.3(f), recourse by the Indemnified Parties to the Escrow Fund shall be the Indemnified Parties’ sole and exclusive remedy under this Agreement for Losses resulting from the matters referred to in Section 9.2(a)(i).
(d) The limitations set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) shall not apply to indemnification claims (and shall not limit the indemnification or other obligations of such Indemnifying Party): (i) for inaccuracies in or breaches of any of the Fundamental Representations or Tax Representations; or (ii) under clauses (ii) – (viii) of Section 9.2(a), inclusive; provided that, Buyer may not recover any Losses pursuant to an indemnification claim under Section 9.2(a)(viii) in excess of the Scheduled Matters Cap. To the extent that the Indemnifying Parties are entitled to recovery under this Article IX in excess of the Escrow Fund, the Indemnified Parties shall not be entitled to recover amounts directly from an Indemnifying Party under this Article IX in respect of its, his or her indemnification obligations until such time as the Escrow Fund has been fully exhausted or the amounts contained in the Escrow Fund are otherwise allocated to cover existing, unresolved indemnification, compensation or reimbursement claims that have been set forth in Indemnification Claim Notices delivered pursuant to Section 9.5(a). Any amounts recovered by the Indemnified Parties from the Escrow Fund pursuant to Section 9.2(a) with respect to breaches of the Fundamental Representations or Tax Representations, or pursuant to any of the matters referred to in clauses (ii) – (viii) of Section 9.2(a), inclusive, shall not count towards or reduce the amount that the Indemnified Parties may recover with respect to claims for indemnification, compensation or reimbursement pursuant to Sections 9.2(a)(i) for all other matters (it being understood that, in the case of such recovery from the Escrow Fund with respect to Losses arising from breaches of the Fundamental Representations or Tax Representations, or pursuant to any of the matters referred to in clauses (ii) – (viii) of Section 9.2(a), inclusive, or Section 2.4(c) the Indemnified Parties shall be entitled to recover indemnifiable Losses directly against the Indemnifying Parties up to the amount of any Losses recovered from the Escrow Fund in respect of such Losses arising from breaches of the Fundamental Representations or Tax Representations, or pursuant to any of the matters referred to in clauses (ii) – (viii) of Section 9.2(a), inclusive or Section 2.4(c)).
(e) Subject to Section 9.3(f), the total amount of indemnification payments that each Indemnifying Party can be required to make to the Indemnified Parties pursuant to Section 9.2 (in excess of the amount, if any, paid to the Indemnified Parties out of the Escrow Fund) shall be limited to the portion of the Total Closing Consideration actually paid to such Indemnifying Party pursuant to Section 1.3 and Section 2.3 (without regard to any Taxes deducted or to be deducted). For the avoidance of doubt, to the extent any part of the Escrow Amount is paid in to the Escrow Fund on behalf of a Key Employee but is subsequently paid back to Buyer in accordance with the terms of such Key Employee’s Holdback Agreement and the Escrow Agreement, Buyer shall have no recourse, in respect of such Key Employee’s liabilities resulting from the matters referred to in Section 9.2(a)(i) for all other matters, against any amounts withheld from other Indemnifying Parties and paid in (and released to) the Escrow Fund.
(f) Nothing in this Agreement shall limit the liability of, or the Indemnified Parties’ remedies against, any Indemnifying Party who perpetrates, or who has actual knowledge of (without a duty to investigate), Fraud in relation to the transactions contemplated hereby. Except as set forth in this Section 9.3(f), in no event shall any Indemnifying Party have any liability for any fraud committed by any other Indemnifying Party.
(g) Notwithstanding any other provision of this Agreement to the contrary, the indemnification rights set forth in this Article IX shall be the sole and exclusive remedy of the Indemnified Parties from and after the Effective Time for monetary remedies in connection with this Agreement and the transactions contemplated hereby, including the matters described in Section 9.2(a) (which means that the survival periods and liability limits set forth in this Article IX shall control notwithstanding any statutory or common law provisions or principles to the contrary); provided, however, that nothing in this Agreement shall limit the Indemnified Parties’ ability to pursue (i) specific performance or injunctive relief or other non-monetary equitable remedies, (ii) remedies under any Related Agreements against any Company Shareholders who are parties thereto, and (iii) remedies against any Indemnifying Party who perpetrates, or who has actual knowledge of (without a duty to investigate), Fraud in relation to the transactions contemplated hereby.
(h) To the extent the Indemnified Parties are entitled to recover indemnifiable Losses in respect of amounts which are indemnifiable pursuant to Section 2.5 by a particular Person who had received amounts pursuant to this Agreement, Buyer shall first use reasonable best efforts to recover such indemnifiable Losses from such Person prior to seeking recourse against the Escrow Fund pursuant to the terms of this Article IX.
(i) The amount of any Losses recoverable by any Indemnified Party under Section 9.2(a) shall be calculated net of any insurance proceeds actually received by, and/or any indemnification or contribution payments actually paid by any third party to, such Indemnified Party in respect of such Losses in, each case net all costs of recovery, including reasonably anticipated increases in insurance premiums; provided, however, that in no event shall any Indemnified Party be required to seek or obtain any such insurance proceeds or third-party indemnification or contribution. If an Indemnified Party receives any amounts under applicable insurance policies or third-party indemnification or contribution payments subsequent to its receipt of an indemnification payment by the Indemnifying Parties (including from the Escrow Fund), then such Indemnified Party will, without duplication, promptly reimburse the Indemnifying Parties (including via replenishing the Escrow Fund, if applicable) for any payment made by such Indemnifying Parties up to the amount received by the Indemnified Party; provided that the aggregate amount of reimbursement payments to the Indemnifying Parties will not in any event exceed the aggregate indemnification payment received by the Indemnified Party from the Indemnifying Parties. For clarity, nothing in this Section 9.3(i) will be deemed to prejudice the ability of any Indemnified Party to seek recourse against the Escrow Fund at any time according to the other terms and conditions of this Article IX, but rather this Section 9.3(i) is intended solely to prevent multiple recoveries by any Indemnified Party for the same Losses.

(j) Notwithstanding any other provision of this Agreement, the Indemnifying Parties shall not have any liability or indemnification obligation for (i) any Taxes of the Company or any Subsidiary resulting from any action taken by the Company after the Closing on the Closing Date outside of the ordinary course of business, or (ii) the inability of Buyer, the Surviving Corporation or any of their Affiliates to utilize to any extent any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) in any Tax period or portion thereof (including any Straddle Tax Period) beginning on or after the Closing Date.
(k) Any claim for indemnification under this Article IX, and any offer to compromise or settle such claim, must be made on a pro rata basis to all Indemnifying Parties (based on their respective Indemnification Pro Rata Portions).
(l) Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification. In addition, if and solely to the extent that an amount of Losses in connection with an indemnifiable matter was already taken into account in connection with calculation of the Final Total Closing Consideration, the same amount of such Losses may not be recovered under this Article IX.
(m) Notwithstanding any other provision of this Agreement, in no event will any Indemnifying Party be liable for any other Indemnifying Party’s breach of such other Indemnifying Party’s representations, warranties, covenants, or agreements contained in any Holdback Agreement, Joinder Agreement, Non-Competition and Non-Solicitation Agreement, employment agreement, Offer Letter, letter of intent, Non-Disclosure and Assignment Agreement or other agreement ancillary hereto or entered into in connection herewith to which such other Indemnifying Party is a party.
9.4 Escrow Fund.
(a) The Escrow Fund shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Article IX. Except as set forth below, (i) the period during which claims for Losses (including Tax Losses) to be recovered from the Escrow Fund may be made under this Agreement shall commence at the Closing and terminate on the date that is eighteen (18) months after the Closing Date (the “Escrow Period”) and (ii) the period during which claims for Tax Losses to be recovered from the Escrow Fund may be made under this Agreement shall commence at the Closing and terminate on the date that is thirty-six (36) months after the Closing Date (the “Tax Escrow Period”).
(b) No later than five (5) Business Days after (x) the end of the Escrow Period or the date a Subsequent Escrow Release Amount is due to the Indemnifying Parties pursuant to Section 9.4(d) and (y) the end of the Tax Escrow Period or the date a Subsequent Escrow Release Amount is due to the Indemnifying Parties pursuant to Section 9.4(d), in case of each of (x) and (y), the Securityholder Representative shall deliver to Buyer an updated version of the Closing Payment Spreadsheet (each, an “Escrow Release Payment Spreadsheet”). The Escrow Release Payment Spreadsheet shall set forth the following information in reasonable detail:
(i) all information specified in Sections 2.3(a)(i)-(vi) inclusive, as updated to reflect the release of the Initial Escrow Release Amount, Initial Tax Escrow Release Amount or Subsequent Escrow Release Amount, as applicable; and
(ii) the amount of any portion of the Initial Escrow Release Amount, Initial Tax Escrow Release Amount or Subsequent Escrow Release Amount, as applicable, payable to each Indemnifying Party in accordance with such Indemnifying Party’s Indemnification Pro Rata Portion.
(c)
(i) No later than five (5) Business Days after Buyer receives the Escrow Release Payment Spreadsheet in connection with the end of the Escrow Period or the date a Subsequent Escrow Release Amount is due to the Indemnifying Parties pursuant to Section 9.4(d), the remaining portion of the Escrow Non-Tax Amount, less any amount of actual Losses or Losses estimated in good faith, if possible, in respect of any resolved claims that have yet to be satisfied or any unresolved and pending claims specified in any Officer’s Certificate (the “Unresolved Claims”) delivered to the Escrow Agent and the Securityholder Representative in accordance with Section 9.5 on or prior to the end of the Escrow Period (the “Initial

Escrow Release Amount”), shall be distributed to the Indemnifying Parties in accordance with the terms of the Escrow Agreement and the Escrow Release Payment Spreadsheet, with each Indemnifying Party receiving its respective Indemnification Pro Rata Portion of the Initial Escrow Release Amount. No later than three (3) Business Days after Buyer receives such Escrow Release Payment Spreadsheet, Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly (and, in any event, within two (2) Business Days) deliver to each Indemnifying Party from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to its respective Indemnification Pro Rata Portion of the Initial Escrow Release Amount.
(ii) No later than five (5) Business Days after Buyer receives the Escrow Release Payment Spreadsheet in connection with the end of the Tax Escrow Period or the date a Subsequent Escrow Release Amount is due to the Indemnifying Parties pursuant to Section 9.4(d), the remaining portion of the Escrow Amount, less any amount of actual Tax Losses or Tax Losses estimated in good faith, if possible, in respect of any Unresolved Claims delivered to the Escrow Agent and the Securityholder Representative in accordance with Section 9.5 on or prior to the end of the Tax Escrow Period (the “Initial Tax Escrow Release Amount”), shall be distributed to the Indemnifying Parties in accordance with the terms of the Escrow Agreement and the Escrow Release Payment Spreadsheet, with each Indemnifying Party receiving its respective Indemnification Pro Rata Portion of the Initial Tax Escrow Release Amount. No later than three (3) Business Days after Buyer receives such Escrow Release Payment Spreadsheet, Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly (and, in any event, within two (2) Business Days) deliver to each Indemnifying Party from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to its respective Indemnification Pro Rata Portion of the Initial Tax Escrow Release Amount.
(d) In the event that there exist Unresolved Claims as of the expiration of the Escrow Period or Tax Escrow Period, as the case may be, as soon as each such Unresolved Claims has been resolved, the Escrow Agent shall promptly, and in any event within five (5) Business Days after Buyer receives the Escrow Release Payment Spreadsheet, deliver to the Indemnifying Parties in accordance with the terms of the Escrow Agreement, the portion of the Escrow Fund, if any, that was retained for purposes of satisfying such claim that was not needed to satisfy such claim (each a “Subsequent Escrow Release Amount”) in accordance with the Escrow Release Payment Spreadsheet, with each Indemnifying Party receiving its respective Indemnification Pro Rata Portion of the Subsequent Escrow Release Amount. No later than three (3) Business Days after Buyer receives an Escrow Release Payment Spreadsheet (following the resolution of an Unresolved Claim), Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly (and, in any event, within two (2) Business Days) deliver to each Indemnifying Party from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to its respective Indemnification Pro Rata Portion of the Subsequent Escrow Release Amount.
9.5 Indemnification Claim Procedures.
(a) Subject to the limitations set forth in Section 9.3, if an Indemnified Party wishes to make an indemnification claim under this Article IX, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Securityholder Representative (with a copy to the Escrow Agent) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) specifying such Losses in reasonable detail (to the extent available), the date (if available) that each such Loss was paid, incurred, suffered or sustained, or the basis for such anticipated liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Buyer may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof; provided that the update relates to the underlying facts and circumstances described in the initial Indemnification Claim Notice.
(b) If the Securityholder Representative on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such Indemnifying Party) shall not object in writing within the thirty-day (30) period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Securityholder Representative on behalf of the Indemnifying Parties (or the applicable Indemnifying Party) that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice if and to the extent actually paid, incurred, suffered or sustained. In each such event, Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly deliver to Buyer from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to the Losses set forth in such Indemnification Claim Notice if and to the extent actually paid, incurred, suffered or sustained.
(c) Notwithstanding anything to the contrary herein, if (i) an Indemnification Claim Notice is delivered after the end of the Escrow Period but prior to the end of the Tax Escrow Period and (ii) the Losses set forth in an Indemnification Claim Notice are Specified Losses, the Securityholder Representative on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such Indemnifying Party) shall be deemed to have irrevocably acknowledged that the Indemnified Party is entitled to the full amount of such Specified Losses set forth in such Indemnification Claim Notice and Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly deliver to Buyer from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to such Specified Losses set forth in such joint instruction.
(d) In the event that the Securityholder Representative shall deliver an Indemnification Claim Objection Notice in accordance with Section 9.5(b) (or in the event that indemnification is being sought hereunder directly from an Indemnifying Party, if such Indemnifying Party shall object to any claim or claims made in any Indemnification Claim Notice to recover claims directly from such Indemnifying Party within thirty (30) days after delivery of such Indemnification Claim Notice), the Securityholder Representative (or such objecting Indemnifying Party) and Buyer shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Representative (or such objecting Indemnifying Party) and Buyer should so agree, Buyer and the Securityholder Representative shall provide joint written instructions to the Escrow Agent to promptly deliver to Buyer from the Escrow Fund, in immediately available funds by wire transfer, an amount in cash equal to such agreed amount. The Escrow Agent shall be entitled to rely on any such joint instruction and make distributions from the Escrow Fund in accordance with the terms thereof. In such event, the Escrow Agent shall promptly release from the Escrow Fund cash with an aggregate value equal to the Losses set forth in such joint instruction.
(e) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Indemnification Claim Objection Notice, Buyer or the Securityholder Representative may file suit with respect to the matter in any court having jurisdiction.
9.6 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Action (whether against the Surviving Corporation, Buyer or any other Person) with respect to which the Indemnifying Parties may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnified Party pursuant to this Article IX, Buyer shall defend such claim or Action on its own with counsel reasonably satisfactory to the Securityholder Representative, and the Securityholder Representative shall be entitled, at the Indemnifying Parties’ expense, to participate in, but not determine or conduct, the defense of such claim or Action and Buyer shall keep the Securityholder Representative reasonably apprised of any material development in such Action, and promptly provide to the Securityholder Representative copies of all pleadings, notices and communications with respect to such claim or Action to the extent that receipt of such documents does not waive any privilege. In the event of any such claim or Action:
(a) subject to the other provisions of this Article IX, all reasonable expenses relating to the defense of such claim or Action (and all reasonable amounts due pursuant to any settlement, adjustment or compromise of such claim or Action) shall be borne and paid exclusively by the Indemnifying Parties to the extent that either (i) it is determined according to the procedures in this Article IX that such claim or Action (or the matters underlying such claim or Action) constitutes an indemnifiable matter under Section 9.2 or (ii) Buyer and the Securityholder Representative otherwise agree in writing that such costs and expenses shall constitute indemnifiable Losses; provided, that the absence of a final determination (including by a Governmental Entity or an arbitrator) with respect to such claim or Action shall not prejudice or otherwise affect the determination as to whether such claim or Action arose out of, resulted from, or was in connection with a matter listed in Section 9.2; and
(b) Buyer shall have the right to settle, adjust or compromise such claim or Action without the consent of the Securityholder Representative (it being understood that if Buyer requests that the Securityholder

Representative consent to a settlement, adjustment or compromise, the Securityholder Representative shall not unreasonably withhold or delay such consent; provided, that the Securityholder Representative may withhold consent to any requested settlement, adjustment or compromise if the Securityholder Representative believes in good faith that there is not any underlying basis for indemnification under this Article IX with respect to such settlement, adjustment or compromise); provided, however, that if Buyer settles, adjusts or compromises any such claim or Action without the consent of the Securityholder Representative, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Losses incurred by the Indemnified Party in connection with such claim or Action or that such Losses are indemnifiable hereunder.
Buyer shall give the Securityholder Representative prompt notice of the commencement of any such Action against Buyer, Merger Sub or the Company; provided, however, that any failure on the part of Buyer to so notify the Securityholder Representative shall not limit any of the obligations of the Indemnifying Parties under this Article IX (except to the extent such failure materially prejudices the defense of such Action).
ARTICLE X

SECURITYHOLDER REPRESENTATIVE
10.1 Appointment and Authority of Securityholder Representative.
(a) By virtue of the execution and delivery of a Joinder Agreement, the adoption of this Agreement and approval of the Merger by the Company Shareholders or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each of the Indemnifying Parties shall be deemed to have agreed to appoint Shareholder Representative Services LLC as its exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution), as the Securityholder Representative for and on behalf of the Indemnifying Parties as of the Closing for all purposes in connection with this Agreement, the Escrow Agreement, and the agreements ancillary hereto, including (a) to give and receive notices and communications in respect of all Relevant Matters, including claims under this Agreement, (b) to authorize, consent or object to any claims hereunder and authorize payment to any Indemnified Party from the Escrow Fund, in satisfaction of any claims hereunder by any Indemnified Party, or in satisfaction of the provisions of Section 2.4, (c) to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the transactions contemplated hereby, (d) consent or agree to any amendment to this Agreement, (e) grant any extension or waiver under or in connection with this Agreement, and (f) to take all other actions that are either (i) necessary or appropriate in the judgment of the Securityholder Representative in connection with this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement or (ii) specifically mandated, permitted, or contemplated by the terms of this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement. Notwithstanding the foregoing, the Securityholder Representative shall have no obligation to act on behalf of the Indemnifying Parties except as expressly provided herein, in the Escrow Agreement and in the Securityholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Securityholder Representative to the Indemnifying Parties in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. All actions taken by the Securityholder Representative under this Agreement, the Escrow Agreement, or the Securityholder Representative Engagement Agreement shall be binding upon each Indemnifying Party and such Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Indemnifying Party, and all defenses which may be available to any Indemnifying Party to contest, negate, or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Securityholder Representative Engagement Agreement are waived. The Securityholder Representative may resign upon twenty (20) days’ prior written notice to the Indemnifying Parties. Such agency may be changed by the Indemnifying Parties from time to time upon not less than five (5) days’ prior written notice to Buyer; provided, however, that the Securityholder Representative may not be removed unless Indemnifying Parties representing an aggregate Indemnification Pro Rata Portion of two-thirds (2/3) agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, a vacancy in the position of Securityholder Representative may be filled by the Indemnifying Parties representing an aggregate Indemnification Pro Rata Portion of greater than one-half (1/2). The immunities and rights to indemnification hereunder shall survive the resignation or removal of the Securityholder Representative or any member of the Advisory Group, and the Closing and/or any termination of this Agreement or the Escrow Agreement. No bond shall be required of the Securityholder Representative. Notices or communications to or from the Securityholder Representative shall constitute notice to or from the Indemnifying Parties. The powers, immunities, and rights to indemnification granted to the Securityholder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her, or its interest in the Escrow Fund.
(b) The Securityholder Representative (x) shall receive a copy in electronic format of the contents of the electronic dataroom in connection with the Closing and (y) shall have reasonable access to information about the Surviving Corporation and the reasonable assistance of the Company’s former officers and employees for to the extent reasonably necessary for purposes of performing its duties and exercising its rights hereunder; provided that the Securityholder Representative shall treat confidentially and not use or disclose the terms of this Agreement or any nonpublic information from or about Buyer or any of its Affiliates, including the Surviving Corporation, to anyone (except to the Indemnifying Parties or the Securityholder Representative’s employees, attorneys, accountants, financial advisors or authorized representatives on a need to know basis, in each case, who agree to treat such information confidentially); provided, however, that none of Buyer nor any of its Affiliates, including the Surviving Corporation, shall be obligated to provide any such access or information if it determines, in its reasonable judgment, that: (i) it is prohibited from doing so pursuant to the terms of a confidentiality agreement with a third party; (ii) the access or disclosure would violate applicable Law; (iii) the access or disclosure would cause the loss of or jeopardize any attorney-client, attorney work product or other privilege; (iv) the access or disclosure would result in the disclosure of a Trade Secret or other highly confidential, competitive, or sensitive information; or (v) access or disclosure to a requested Contract would violate or cause a default under, or give a third party the right to terminate or accelerate any rights under such Contract. The Securityholder Representative shall enter into a separate customary confidentiality agreement prior to being provided access to such information if reasonably requested by Buyer.
10.2 Exculpation and Indemnification of Securityholder Representative. Neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents or employees or any member of the Advisory Group (in such Advisory Group member’s capacity as such) (collectively, the “Securityholder Representative Group”) shall be liable to any Indemnifying Party for any act done or omitted hereunder or in connection herewith as Securityholder Representative or Advisory Group, as applicable, while acting in good faith and without gross negligence or willful misconduct. The Securityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties shall, on a several and not joint basis in accordance with each such Indemnifying Party’s respective Indemnification Pro Rata Portion, indemnify the Securityholder Representative Group and hold the Securityholder Representative Group harmless against any loss, liability, claim, damage, fee, cost, judgment, fine, amount paid in settlement or expense incurred or suffered, arising out of or in connection with the acceptance or administration of the Securityholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other professionals retained by the Securityholder Representative and costs incurred in connection with seeking recovery from insurers (“Securityholder Representative Expenses”); provided, that in the event that any such Securityholder Representative Expenses are finally adjudicated to have been directly caused by the gross negligence, bad faith, or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Indemnifying Parties the amount of such indemnified Securityholder Representative Expenses to the extent attributable to such gross negligence, bad faith or willful misconduct. If not paid directly to the Securityholder Representative by the Indemnifying Parties, any such Securityholder Representative Expenses may be recovered by the Securityholder Representative from (i) the funds in the Expense Fund or (ii) following the expiration of each of the Escrow Period and Tax Escrow Period from the Escrow Amount otherwise distributable to or for the benefit of the Indemnifying Parties only at the time of distribution of such amounts (and not distributed or distributable to an Indemnified Party or subject to a pending indemnification claim of an Indemnified Party) pursuant to the terms hereof and of the Escrow Agreement; provided, that while this section allows the Securityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Securityholder Representative Expenses as they are suffered or incurred, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law or otherwise; provided, further, that the Securityholder Representative shall first seek recovery from the Expense Fund for such Securityholder Representative Expenses. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this section. A decision, act, consent or instruction of the Securityholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 11.5 or Section 11.6, shall constitute a decision of the Indemnifying Parties and shall be final, conclusive and binding upon Indemnifying Parties; and the Escrow Agent and Buyer may rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties; provided, however, that the provisions of this Article X may not be amended, modified, altered, supplemented or waived by the Securityholder Representative in any manner that would materially alter the obligations or liabilities of the Indemnifying Parties without the consent of the Advisory Group. The Escrow Agent and Buyer are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representative. Certain Indemnifying Parties (the “Advisory Group”) have concurrently herewith entered into a letter agreement with the Securityholder Representative (the “Securityholder Representative Engagement Agreement”) regarding direction to be provided by the Advisory Group to the Securityholder Representative under this Agreement, the Escrow Agreement and the Securityholder Representative Engagement Agreement. The Advisory Group shall incur no liability to the Indemnifying Parties for any liability incurred by the members of the Advisory Group while acting in good faith and arising out of or in connection with the acceptance or administration of their duties (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith), even if such act or omission constitutes negligence on the part of the Advisory Group or one of its members. The Indemnifying Parties agree that the Securityholder Representative shall be entitled to: (i) rely upon the Payment Spreadsheets, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party. This indemnification shall survive the Closing, the resignation or removal of the Securityholder Representative, termination of this Agreement or the Escrow Agreement.
10.3 Expense Cash.
(a) At the Closing, the Expense Cash shall be deposited by Buyer with the Securityholder Representative pursuant to Section 2.3(b)(v) hereof, to constitute an expense fund (the “Expense Fund”) and to be governed by the provisions set forth herein. The Expense Cash shall be available to pay directly or reimburse the Securityholder Representative for any Securityholder Representative Expenses or other third-party expenses actually incurred by the Securityholder Representative, or to satisfy any claims against the Indemnifying Parties hereunder if the Securityholder Representative shall determine there are sufficient funds for such purpose, and shall be released to the Indemnifying Parties and the Securityholder Representative, as the case may be, pursuant to the terms of this Section 10.3. As soon as reasonably determined by the Securityholder Representative that the Expense Cash is no longer required to be withheld, the Securityholder Representative shall:
(i) prepare an updated version of the Closing Payment Spreadsheet (the “Expense Cash Release Payment Spreadsheet”). The Expense Cash Release Payment Spreadsheet shall set forth the following information in reasonable detail:
(A) all information specified in Sections 2.3(a)(i)-(vi) inclusive, as updated to reflect the release of the Remaining Expense Fund Amount; and
(B) the amount of any portion of the Remaining Expense Fund Amount, payable to each Indemnifying Party in accordance with such Indemnifying Party’s Indemnification Pro Rata Portion,
(ii) deposit the remaining balance of the Expense Cash (if any) (the “Remaining Expense Fund Amount”) with the Payment Agent for further distribution to the Indemnifying Parties in accordance with the Expense Cash Release Payment Spreadsheet, with each Indemnifying Party receiving its respective Indemnification Pro Rata Portion of the Remaining Expense Fund Amount; provided, that, if there are any pending but unresolved indemnification claims of any Indemnified Parties, then all amounts shall remain in escrow and remain available for release to the Securityholder Representative until all indemnification claims have been finally resolved and the Securityholder Representative has been reimbursed in full for all Securityholder Representative Expenses actually incurred and thereafter any remaining Expense Cash shall be released to the Indemnifying Parties (by the Surviving Corporation or the Payment Agent, as applicable) in accordance with the Expense Cash Release Payment Spreadsheet, with each Indemnifying Party receiving its respective Indemnification Pro Rata Portion of such remaining Expense Cash.
(b) The Indemnifying Parties agree that no provision of this Agreement, the Escrow Agreement or any agreements ancillary hereto shall require the Securityholder Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement, the Escrow Agreement or any agreements ancillary hereto. For clarity, no Indemnified Party shall have any liability with respect to the Expense Cash, including with respect to the distribution, investment, holding and disposition thereof.
(c) The Securityholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability to the Indemnifying Parties for any loss of principal of the Expense Cash other than as a result of its gross negligence or willful misconduct. The Securityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Securityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Cash, and has no tax reporting or income distribution obligations. The Indemnifying Parties will not receive any interest or earnings on the Expense Cash and irrevocably transfer and assign to the Securityholder Representative any such interest or earnings. The Securityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Indemnifying Parties.
For income Tax purposes, the Expense Cash shall be treated as having been received and voluntarily set aside by the Indemnifying Parties on the Closing Date, and any Tax withholding required with respect to an Indemnifying Party’s deemed receipt of its Indemnification Pro Rata Portion of the Expense Cash on the Closing Date shall be satisfied from any amounts payable or otherwise deliverable pursuant to this Agreement to such Indemnifying Party, consistent with Section 2.5.
ARTICLE XI

GENERAL PROVISIONS
11.1 Certain Interpretations. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated.
(a) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
(b) The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”
(c) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(e) All references in this Agreement to a legal entity (including the Company) shall be deemed to refer to such entity and its Subsidiaries unless the context otherwise requires.
(f) All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity.
(g) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(h) A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.
(i) References to “$” are to U.S. dollars.
(j) No summary of this Agreement or any Exhibit or Section delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or any such Exhibit or Section.
(k) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(l) All times and dates referenced in this Agreement shall be Pacific time, unless otherwise specified.
(m) References to “fraud” or “Fraud” in this Agreement shall exclude theories of negligent fraud, innocent fraud or equitable fraud.
11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via electronic transmission (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided, however, that notices sent by mail will not be deemed given until received:
(a)	if to Buyer or Merger Sub, to:

F5 Networks, Inc.
801 5th Avenue
Seattle, WA 98104
	Attention:	Scot Rogers
	Email:	S.Rogers@F5.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
	Attention:	Mike Ringler
	Email:	mike.ringler@skadden.com
(b)	if to the Company (prior to the Closing), to:

2550 Great America Way, Suite 350
Santa Clara, CA 95054
	Attention:	Ankur Singla
	Email:	asingla@ves.io

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
601 Marshall Street
Redwood City, CA 94063
United States
	Attention:	Anthony J. McCusker; Michael S. Russell
	Email:	AMcCusker@goodwinlaw.com; MRussell@goodwinlaw.com

(c)	if to the Securityholder Representative, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
	Attention:	Managing Director
	Email:	deals@srsacquiom.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
601 Marshall Street
Redwood City, CA 94063
United States
	Attention:	Anthony J. McCusker; Michael S. Russell
	Email:	AMcCusker@goodwinlaw.com; MRussell@goodwinlaw.com
11.3 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 7.11 or any information obtained pursuant to the notice requirements of Section 7.12, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Mutual Non-Disclosure Agreement, dated September 24, 2020 (the “Confidential Disclosure Agreement”), between the Company and Buyer.
11.4 Public Disclosure. The parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in the form mutually agreed upon by Buyer and the Company. Neither the Company nor any of its Representatives shall issue any statement or communication to any third party (other than (a) its Representatives that are bound by confidentiality restrictions, (b) to a Governmental Entity to the extent required in the making of any filing or notification required in connection with the transactions described herein or to respond to any request for information or documents made by a Governmental Entity investigating the transactions described herein, (c) as reasonably necessary for the Company to obtain the Requisite Shareholder Approval and to provide such other notices and to seek and obtain such other agreements, instruments, consents and approvals of Company Securityholders and other third parties contemplated by this Agreement, (d) as otherwise expressly contemplated by this Agreement or (e) such statements or communications regarding this Agreement or the Merger that are consistent with previous press releases or public announcements made pursuant to this Section 11.4 or otherwise by Buyer) regarding the subject matter of this Agreement or the transactions contemplated hereby, without the consent of Buyer; provided, however, that in the event that any party hereto alleges a breach of this Agreement, the Company and its Representatives may make disclosures as needed to prosecute or defend against such allegations to persons involved in dispute resolution proceedings (e.g., courts, attorneys, witnesses); provided, further, that in the event of termination of this Agreement pursuant to the terms hereof prior to the Effective Time, (i) Buyer and the Company will use good faith efforts to agree upon a joint press release to be made regarding such termination and (ii) the Company may make such public communications regarding this Agreement or the Merger as are reasonably necessary to correct any untrue or misleading statements publicly made by any Person regarding this Agreement or the Merger to the extent such communications are contained in the agreed press release.
11.5 Amendment. This Agreement may, to the extent legally allowed, be amended, modified, altered or supplemented by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought; provided, however, that the provisions of Section 7.13 and this proviso may not be amended, modified, altered, supplemented or waived in any manner adverse to any Company Indemnified Party without the prior written consent of the affected Company Indemnified Party (or his or her heirs, personal representatives, successors or assigns, as applicable). For purposes of this Section 11.5, the Company Securityholders are deemed to have agreed that any amendment, modification, alteration, or supplement of this Agreement signed by the Securityholder Representative pursuant to authority granted to the Securityholder Representative pursuant to the terms of this Agreement shall be binding upon and effective against the Company Securityholders whether or not they have signed such any amendment, modification, alteration or supplement; provided, however, that the provisions of Article X and this proviso may not be amended, modified, altered, supplemented or waived by the Securityholder Representative in any manner that would materially alter the obligations or liabilities of the Indemnifying Parties without the consent of the Advisory Group.
11.6 Extension and Waiver. At any time prior to the Closing, Buyer, on the one hand, and before the Closing the Company and after the Closing the Securityholder Representative, on the other hand, may, to the extent legally allowed and subject to the proviso set forth in Section 11.5, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 11.6, the Company Securityholders are deemed to have agreed that any extension or waiver signed by the Company (if prior to Closing) or the Securityholder Representative (if after the Closing) pursuant to authority granted to the Securityholder Representative pursuant to the terms of this Agreement shall be binding upon and effective against all Company Securityholders whether or not they have signed such extension or waiver.
11.7 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Buyer may assign its rights and delegate its obligations hereunder to its Affiliates as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder.
11.8 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
11.9 Specific Performance and Other Remedies.
(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Company Securityholder or the Securityholder Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.
(b) Except as expressly set forth herein, any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. However, following the Closing, the rights to indemnification, compensation and reimbursement set forth in Article IX shall be the sole and exclusive monetary remedy of the Indemnified Parties with respect to any breach of this Agreement.
(c) The liability of any Indemnifying Party under Article IX will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s Fraud. Notwithstanding anything to the contrary contained in this Agreement, except with respect to Fraud on the part of the Company or any Subsidiary (which, following the Effective Time, will be governed by Section 9.2(a)(vi) hereof), none of the provisions set forth in this Agreement, including the provisions set forth in Article IX, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity against any other Person based on such other Person’s Fraud, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in any such claim for Fraud against such Person, (ii) the time period during which a claim for Fraud may be brought against such Person or (iii) the recourse which any such party may seek against such Person with respect to a claim for Fraud by such Person.

11.10 Governing Law. This Agreement and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, or the negotiation, administration, performance, or enforcement of this Agreement, including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement (the “Relevant Matters”), shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
11.11 Exclusive Jurisdiction. Any legal suit, action or proceeding arising out of or in connection with any Relevant Matter shall be instituted first in, and each party hereby irrevocably consents to the jurisdiction and venue of, the Court of Chancery within New Castle County in the State of Delaware (and any appellate court thereof located within such county) and to the extent such Court of Chancery (or appellate court thereof located within such county) lacks jurisdiction over the matter, the federal courts of the United States of America located within New Castle County in the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
11.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.
11.13 USA Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-natural Person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from natural persons claiming authority to represent the entity or other relevant documentation. The parties each agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law.
11.14 Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder, except that (x) the Indemnified Parties are intended third-party beneficiaries of Article IX, (y) each of the Company’s Subsidiaries and the Representatives and Affiliates of each of the Company and its Subsidiaries are intended third-party beneficiaries of Section 7.14(c), and the Company Indemnified Parties are intended third-party beneficiaries of Section 7.13.
11.15 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.
11.16 Consent to Representation; Conflict of Interest.
(a) If the Securityholder Representative so desires, acting on behalf of the Company Securityholders and without the need for any consent or waiver by the Company, Buyer, or Merger Sub, Goodwin Procter LLP (“Goodwin”) shall be permitted to represent the Securityholder Representative or any one or more Company Securityholders after the Closing in connection with any matter, including any matter related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Goodwin shall be permitted to represent the Securityholder Representative or any one or more Company Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Buyer, the Surviving Corporation, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Any representation of the Surviving Corporation or any of its Affiliates after the Closing shall not affect the foregoing provisions hereof.
(b) After the Effective Time, Buyer shall not, and shall cause each of its Affiliates (including the Surviving Corporation) not to use any legal advice provided by Goodwin to the Company, the Securityholder Representative or any Company Securityholder, relating to the transactions contemplated by this Agreement (“Goodwin Legal Advice”) in connection with any indemnification claim dispute hereunder or any other legal proceeding or potential legal proceeding against, with or involving Buyer, the Surviving Corporation or any of their Affiliates or agents. After the Effective Time, the Securityholder Representative shall be permitted to access and use Goodwin Legal Advice in connection with any indemnification claim dispute hereunder or any other legal proceeding or potential legal proceeding against, with or involving Buyer, the Surviving Corporation or any of their Affiliates or agents; and Goodwin, the Securityholder Representative and any Company Securityholder may make any such Goodwin Legal Advice available to Goodwin or the Securityholder Representative, as the case may be. For the avoidance of doubt, Buyer, the Surviving Corporation and any of their Affiliates and agents may access and use for any purpose facts, data and any other information contained in any communications between Goodwin, on the one hand, and the Company, the Securityholder Representative or any Company Securityholder, on the other hand, to the extent such communications belong to the Surviving Corporation even if such communication also contains Goodwin Legal Advice, including as evidence in any indemnification claim dispute or any other legal proceeding or potential legal proceeding involving the Securityholder Representative or any Company Securityholder, but for the avoidance of doubt, excluding the Goodwin Legal Advice contained in such communications. For the avoidance of doubt, nothing in this Section 11.16 or in this Agreement shall be deemed to be a waiver of any applicable privileges or protections that can or may be asserted to prevent disclosure of any client communications to any third party.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.
F5 NETWORKS, INC.

By:	/s/ François Locoh-Donou
	Name:	François Locoh-Donou
	Title:	President & CEO
[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.
VOYAGER MERGER SUB CORPORATION

By:	/s/ Scot Rogers
	Name:	Scot Rogers
	Title:	President
[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.
VOLTERRA, INC.

By:	/s/ Ankur Singla
	Name:	Ankur Singla
	Title:	Chief Executive Officer
[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.
SECURITYHOLDER REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Securityholder Representative

By:	/s/ Sam Riffe
	Name:	Sam Riffe
	Title:	Managing Director
[Signature Page to Merger Agreement]

ANNEX A

CERTAIN DEFINED TERMS
“280G Approval” shall have the meaning set forth in Section 7.1(b).
“280G Persons” shall have the meaning set forth in Section 7.1(b).
“280G Waivers” shall have the meaning set forth in Section 7.1(b).
“401(k) Plan” shall have the meaning set forth in Section 7.5(b).
“Accounting Firm” shall have the meaning set forth in Section 1.4(e).
“Accounting Principles” shall mean a determination in accordance with GAAP and using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of the Company Financials.
“Action” shall mean any action, suit, claim, charge, complaint, litigation, grievance, investigation, audit, proceeding, arbitration or other similar dispute by or before a Governmental Entity.
“Additional Restricted Stock Amount” shall have the meaning set forth in Section 1.3(b)(ii)(A).
“Advisory Group” shall have the meaning set forth in Section 10.2.
“Affiliate” of any Person shall mean another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.
“Aggregate Exercise Price” shall have the meaning set forth in Section 1.4(a)(i).
“Agreement” shall have the meaning set forth in the preamble.
“Agreement Date” shall have the meaning set forth in the preamble.
“Alternative Transaction” shall have the meaning set forth in Section 6.1.
“Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, Travel Act, United Kingdom Bribery Act of 2010, or any other applicable United States, UK, or foreign anti-corruption or anti-bribery laws or regulations.
“Audit Costs” shall mean all reasonable and documented out-of-pocket fees and expenses, including those of the Company’s outside accountants, incurred by the Company in connection with the preparation of Required Financial Statements and otherwise in connection with Section 7.10 hereof.
“Balance Sheet Date” shall have the meaning set forth in Section 3.7(a).
“Basket” shall have the meaning set forth in Section 9.3(a).
“Basket Amount” shall have the meaning set forth in Section 7.6(g)(i).
“Behavioral Data” shall mean data collected from an IP address, web beacon, pixel tag, ad tag, cookie, JavaScript, local storage, Software, or by any other means, or from a particular computer, Web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact a natural person, household, device, or application (including by means of an advertisement or other content), to develop a profile or record of the activities of a natural person, household. device, or application across multiple websites or online services, to predict or infer the preferences, interests, or other characteristics of an individual, device, or application, or a user thereof, or to target advertisements or other content to an individual, device, or application.
“Books and Records” shall have the meaning set forth in Section 3.23.
“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Seattle, Washington or San Francisco, California are authorized or obligated by law or executive order to close.
“Buyer” shall have the meaning set forth in the preamble.
“Buyer 401(k) Plan” shall have the meaning set forth in Section 7.5(b).

“Buyer Certificate” shall have the meaning set forth in Section 2.2(c)(iii).
“Buyer Common Stock” shall mean shares of common stock, no par value, of Buyer.
“Buyer Option” shall mean any option to purchase shares of Buyer Common Stock issued pursuant to Section 1.3(c)(i) in connection with the assumption of an Unvested Company Option.
“Buyer RSU” shall mean any restricted stock unit award covering shares of Buyer Common Stock issued pursuant to Section 1.3(d)(i) in connection with the assumption of a Company RSU.
“Buyer Severance Costs” shall have the meaning set forth in Section 7.9(a).
“Buyer Trading Price” shall mean the volume-weighted average closing sale price of one share of Buyer Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).
“Cancelled RSU” shall have the meaning set forth in Section 1.3(d)(ii).
“Cancelled Shares” shall have the meaning set forth in Section 1.3(b)(iii).
“Cancelled Unvested Options” shall have the meaning set forth in Section 1.3(c)(ii)(B).
“Cash” shall have the meaning set forth in Section 1.4(a)(ii).
“CCC” shall have the meaning set forth in Section 1.3(b)(iv).
“Certificate of Merger” shall have the meaning set forth in Section 1.1(a).
“Closing” shall have the meaning set forth in Section 2.1.
“Closing Cash” shall have the meaning set forth in Section 1.4(a)(iii).
“Closing Date” shall have the meaning set forth in Section 2.1.
“Closing Expense Invoice” shall have the meaning set forth in Section 7.9(b).
“Closing Indebtedness” shall have the meaning set forth in Section 1.4(a)(iv).
“Closing Net Working Capital” shall have the meaning set forth in Section 1.4(a)(v).
“Closing Payment Per Company Equity Award” means an amount equal to (i) the Estimated Total Closing Consideration divided by (ii) the Fully-Diluted Outstanding Shares.
“Closing Payment Per Share” means an amount equal to (i) the Estimated Total Closing Consideration less the Escrow Amount less the Expense Fund less the RSU Value less the Unvested Option Value, divided by (ii) the Total Outstanding Shares.
“Closing Payment Spreadsheet” shall have the meaning set forth in Section 2.3(a).
“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” shall have the meaning set forth in the preamble.
“Company Authorizations” shall have the meaning set forth in Section 3.17.
“Company Common Shares” shall mean the shares of common stock of the Company, par value $0.0001 per share.
“Company D&O Tail Policy” shall have the meaning set forth in Section 7.13(a).
“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, performance awards, incentive compensation, equity or equity-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind (other than an Employee Agreement), whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Subsidiary for the benefit of any Employee, or with respect to which the Company or any Subsidiary has or would reasonably be expected to have any liability or obligation, including any International Employee Plan.
“Company Equity Plans” shall mean the Amended and Restated 2017 Stock Plan and the 2019 Restricted Stock Unit Sub-Plan for French Employees.
“Company Indemnification Provisions” shall have the meaning set forth in Section 7.13(b).
“Company Indemnified Parties” shall have the meaning set forth in Section 7.13(b).
“Company IP” shall mean, collectively, all Intellectual Property Rights and Intellectual Property that are owned by, or purported to be owned by, the Company or any Subsidiary.
“Company IP Contract” shall mean any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, that contains any assignment or License of any Intellectual Property or Intellectual Property Rights (including any Company IP).
“Company IT Systems” shall mean all information technology and computer systems (including Software, platforms, information technology and telecommunication hardware and other equipment), facilities and services relating to the Processing of data and information whether or not in electronic format, owned, used in or necessary to the conduct of the businesses of the Company and each of the Subsidiaries.
“Company Material Adverse Effect” shall mean any fact, change, development, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”) individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that (i) materially impedes the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and applicable Laws, or (ii) has a material adverse effect on the business, operations, financial condition, assets and liabilities (considered collectively) or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that no such Effect shall be deemed to constitute, in and of itself, or be taken into account in determining whether there has been or will be a Company Material Adverse Effect to the extent resulting from any of the following: (a) changes in United States or foreign business, economic or political conditions or conditions in financial markets generally, in each case to the extent that such conditions have not had a disproportionate impact on the Company relative to other companies in the industry in which the Company operates, (b) changes in the general business or economic conditions in the industry in which the Company operates, in each case to the extent that such changes in the economic conditions have not had a disproportionate impact on the Company relative to other companies in the industry in which the Company operates, (c) acts of war, armed hostility, sabotage, cyber-attacks, terrorism or military action, in each case to the extent that such conditions have not had a disproportionate impact on the Company relative to other similarly situated companies, (d) acts of God, calamities, natural disasters or pandemics, including the continuation or worsening of the COVID-19 pandemic, in each case to the extent that such conditions have not had a disproportionate impact on the Company relative to other similarly situated companies, (e) the announcement of this Agreement or the pendency of the transactions contemplated hereby (other than any Conflict with (x) any provision of any Governing Documents or (y) any Contract to which the Company or its Subsidiaries is a party or by which the Company’s or its Subsidiaries’ properties or assets are bound), (f) changes after the Agreement Date in applicable Law or accounting rules (including GAAP), (g) compliance by the Company with its express obligations under this Agreement, (h) any action taken, or failed to be taken, by the Company at the request of Buyer, and (i) the failure in and of itself of the Company to meet any financial projections, budgets or forecasts; provided, however, that the underlying causes of such failure to meet projections, budgets or forecasts may be considered and taken into account in determining whether a Company Material Adverse Effect has occurred.
“Company Option Closing Payment” shall have the meaning set forth in Section 1.3(c)(i).
“Company Options” shall mean all issued and outstanding options to purchase or otherwise acquire Company Shares (whether or not vested) held by any Person.
“Company Optionholder” shall mean any holder of Company Options as of immediately prior to the Effective Time.

“Company Preferred Shares” shall mean the Series A Preferred Shares, the Series B Preferred Shares and the Series B-2 Preferred Shares.
“Company Privacy Policy” shall mean each external or internal, past or present written privacy policy or privacy- or security-related representation, obligation or promise of the Company or any Subsidiary, including any policy, written representation, written obligation, or written promise relating to: (i) the privacy or security of users of any Company Product or any website or service operated by or on behalf of the Company or any Subsidiary; (ii) the Processing or security of any Private Data; or (iii) the protection of information about natural persons who are employees, contractors or are associated with Persons with which the Company or any of its Subsidiaries has a Contract.
“Company Product” shall mean each product or service of the Company or any Subsidiary that: (i) has been marketed, Licensed, supported, distributed, sold or otherwise commercialized by the Company or any Subsidiary at any time on or before the Agreement Date (each, a “Launched Product”); and (ii) is not a Launched Product and is under development by the Company or any Subsidiary as of the Agreement Date and scheduled for release within three (3) months from the Agreement Date (each, a “Development Product”).
“Company Registered IP” shall have the meaning set forth in Section 3.13(a)(ii).
“Company Restricted Stock” shall mean all issued and outstanding restricted stock awards covering Company Common Shares as of immediately prior to the Effective Time that are unvested, including those Company Common Shares acquired upon the early exercise of a Company Option that are subject to a substantial risk of forfeiture.
“Company Restricted Stock Holder” shall mean any Person holding an award of Company Restricted Stock as of immediately prior to the Effective Time.
“Company RSU Holders” shall mean any Person holding a Company RSU as of immediately prior to the Effective Time.
“Company RSUs” shall mean all issued and outstanding restricted stock unit awards covering Company Shares.
“Company Securities” shall mean the Company Shares, the Company Restricted Stock, the Company Warrants, the Company Options, the Company RSUs and any other securities of the Company, taken together.
“Company Securityholder” shall mean, collectively, any holder of any Company Securities as of immediately prior to the Effective Time.
“Company Share Closing Payment” shall have the meaning set forth in Section 1.3(b)(i).
“Company Shareholder” shall mean any holder of any Company Shares as of immediately prior to the Effective Time.
“Company Shares” shall mean the Company Common Shares, the Company Preferred Shares and any other shares of capital stock, if any, of the Company, taken together.
“Company Sites” means all Internet websites owned, maintained or operated by the Company or any Subsidiary.
“Company Technology” shall mean any Intellectual Property (including Intellectual Property that is Licensed IP), that is embedded in, or used in the development, delivery, hosting, provision, or distribution of, any Company Products, including any such Intellectual Property that is used to collect or otherwise Process Private Data.
“Company Warrant Closing Payment” shall have the meaning set forth in Section 1.3(e).
“Company Warrant Consideration” shall have the meaning set forth in Section 1.3(e).
“Company Warrant Holder” shall mean any holder of any Company Warrant as of immediately prior to the Effective Time.
“Company Warrants” shall mean all issued and outstanding warrants covering the Company Common Shares.
“Confidential Disclosure Agreement” shall have the meaning set forth in Section 11.3.
“Conflict” shall have the meaning set forth in Section 3.4.
“Consultant Proprietary Information Agreement” shall have the meaning set forth in Section 3.13(c)(i).

“Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code, Software routines, or hardware components designed or intended to have any of the following functions: (i) collect data, including Private Data, stored on or transmitted by the system, network, or device without the knowledge of the owner or any authorized user of the system, network, or device; (ii) interfere with the owner’s or an authorized user’s control of the system, network, or device; (iii) change or interfere with settings or preferences of, or commands installed or stored on, the system, network, or device without the knowledge of the owner or an authorized user of the system, network, or device; (iv) change or interfere with data that is stored on or transmitted by the computer system, network, or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the system, network, or device; (v) cause the system or device to communicate with another system or device without the authorization of the owner or an authorized user of the system or device; (vi) install a computer program or code that may be activated without the knowledge of the owner or an authorized user of the system, network, or device.
“Continuing Employees” shall mean the Employees who are both (i) employed by or engaged with the Company or any of its Subsidiaries, Affiliates or PEOs as of the Closing Date and (ii) continue their employment or engagement with the Company, Buyer or a designated Affiliate or PEO immediately following the Closing.
“Contract” shall mean any contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license that is legally binding.
“Contributor” shall have the meaning set forth in Section 3.13(c)(i).
“Current Balance Sheet” shall have the meaning set forth in Section 3.7(a).
“Deferred Revenue” shall have the meaning set forth in Section 1.4(a)(vi).
“DGCL” shall mean the Delaware General Corporation Law, as amended.
“Disclosure Schedule” shall have the meaning set forth in Article III.
“Dispute Statement” shall have the meaning set forth in Section 1.4(d).
“Dissenting Shares” means Company Shares with respect to which holders thereof have duly and validly exercised their right of dissent in relation to the Merger and in accordance with the provisions of Section 262 of the DGCL or Section 1301(a) of the CCC.
“DOL” shall mean the United States Department of Labor.
“Effective Time” shall have the meaning set forth in Section 1.1(a).
“Employee” shall mean any employee, independent contractor, consultant or other individual service provider of the Company or any of its Subsidiaries, Affiliates or PEOs who, as of the date hereof, is providing services to, for or on behalf of the Company or any of its Subsidiaries.
“Employee Agreement” shall mean each management, employment, independent contractor, consultant, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company Options or shares of Company Restricted Stock, or any other agreement providing for compensation or benefits) between the Company or any Subsidiary and any Employee.
“Employee Proprietary Information Agreement” shall have the meaning set forth in Section 3.13(c)(i).
“End Date” shall have the meaning set forth in Section 8.1(c).
“Equityholder Matters” shall mean all claims (A) by any holder or alleged holder of Company Securities relating to or arising out of the transactions contemplated hereby, including the allocation of the Total Closing Consideration, or (B) alleging or seeking to assert any right with respect to the Company Securities or any similar rights with respect to any Subsidiary of the Company (together, “Company and Subsidiary Securities”) by any Person who is or who alleges to be a current or former holder of Company and Subsidiary Securities in its capacity as such, including any claim asserted, based upon or related to (1) the ownership or rights to ownership of any Company and Subsidiary Securities, (2) any rights of a security holder or creditor of the Company or any of its

Subsidiaries, including any rights to securities, preemptive rights, rights to notice or to vote securities, (3) any rights under the Governing Documents or organizational documents of any of its Subsidiaries and (4) any claim that such Person’s equity securities were wrongfully repurchased by the Company or any of its Subsidiaries; provided, however, that Equityholder Matters shall not include (x) any claims against Buyer for Buyer’s breach of or failure to comply with its obligations set forth in this Agreement or (y) the Scheduled Matters;
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any Subsidiary, would reasonably be expected to be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
“Escrow Agent” shall mean the escrow agent designated under the Escrow Agreement or another institution reasonably acceptable to Buyer and the Securityholder Representative, and any successor escrow agent appointed pursuant to the Escrow Agreement.
“Escrow Agreement” shall mean the Escrow Agreement executed and delivered concurrently herewith and attached hereto as Exhibit A.
“Escrow Amount” shall have the meaning set forth in Section 1.4(a)(vii).
“Escrow Fund” shall have the meaning set forth in Section 2.3(b)(iv).
“Escrow Non-Tax Amount” shall mean Forty Million Dollars ($40,000,000).
“Escrow Period” shall have the meaning set forth in Section 9.4(a).
“Escrow Release Payment Spreadsheet” shall have the meaning set forth in Section 9.4(b).
“Estimated Total Closing Consideration” shall have the meaning set forth in Section 1.4(b).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Documents” shall have the meaning set forth in Section 2.3(c)(ii).
“Exchange Ratio” shall mean a fraction (a) the numerator of which is the Closing Payment Per Company Equity Award, and (b) the denominator of which is the Buyer Trading Price.
“Expense Cash” shall mean an amount equal to $250,000.
“Expense Cash Release Payment Spreadsheet” shall have the meaning set forth in Section 10.3(a)(i).
“Expense Fund” shall have the meaning set forth in Section 10.3(a).
“Expiration Date” shall have the meaning set forth in Section 9.1(a).
“Export Approvals” shall have the meaning set forth in Section 3.20(b).
“Final Total Closing Consideration” shall have the meaning set forth in Section 1.4(f).
“Financials” shall have the meaning set forth in Section 3.7(a).
“Financing” shall have the meaning set forth in Section 7.14(a).
“Financing NDA” shall have the meaning set forth in Section 7.11.
“Former Employee” shall mean any former Employee of the Company or any of its Subsidiaries, Affiliates or PEOs (or any predecessor thereof) who provided services to, for or on behalf of the Company or any of its Subsidiaries.
“Fraud” shall mean common law fraud with the intent to deceive.
“Fully-Diluted Outstanding Shares” shall have the meaning set forth in Section 1.4(a)(viii).
“Fundamental Representations” shall mean the representations and warranties of the Company contained in Section 3.1(a) and 3.1(b) (Organization and Good Standing); Section 3.2 (Authority and Enforceability); Sections 3.5(a)-(c) and (e)-(g) (Company Capital Structure) and Section 3.24 (Brokers); provided, however, that for purposes of Section 2.2(b)(ii), “Fundamental Representations” shall mean the representations and warranties of the Company contained in Section 3.1(a) and 3.1(b) (Organization and Good Standing); Section 3.2 (Authority and Enforceability); Sections 3.5(a)-(c) and (e)-(g) (Company Capital Structure) (but excluding Section 3.5(c) other than the first three sentences thereof) and Section 3.24 (Brokers).
“GAAP” shall mean United States generally accepted accounting principles consistently applied.
“GDPR” shall mean the General Data Protection Regulation (EU) 2016/679.
“Goodwin” shall have the meaning set forth in Section 11.16(a).
“Goodwin Legal Advice” shall have the meaning set forth in Section 11.16(b).
“Governing Documents” shall have the meaning set forth in Section 3.1(b).
“Governmental Entity” shall mean any arbitrator, court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission.
“Hazardous Material” shall mean any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws.
“Hazardous Materials Activities” shall have the meaning set forth in Section 3.20(e).
“Holdback Agreement” shall have the meaning set forth in the recitals hereto.
“Holdback Consideration Amount” shall mean, with respect to each Key Employee, an amount in cash equal to such Person’s Holdback Consideration (as such term is defined in such Person’s Holdback Agreement), as may be reduced in accordance with the terms of such Person’s Holdback Agreement.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“HSR Filing” shall have the meaning set forth in Section 7.2(a).
“Incidental License” shall mean: (i) a sales or marketing or similar Contract that includes, as the sole License to any Company IP granted by the Company or any Subsidiary thereunder, a license to use the Trademarks of the Company or any of the Subsidiaries for the purposes of promoting any Company Products; (ii) a vendor Contract that includes, as the sole License to any Company IP granted by the Company or any Subsidiary thereunder, permission for the vendor to identify the Company or any of the Subsidiaries as a customer of the vendor; (iii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone, that also contains an inbound, non-exclusive license of Intellectual Property or Intellectual Property Rights; (iv) limited right to use confidential information for internal purposes only under a confidentiality or nondisclosure agreement entered into in the ordinary course of business; or (v) a vendor Contract that includes, as the sole License to any Company IP granted by the Company or any Subsidiary thereunder, a limited License to any Company IP solely to perform services for Company or a Subsidiary.
“Indebtedness” shall have the meaning set forth in Section 1.4(a)(ix).
“Indemnification Claim Notice” shall have the meaning set forth in Section 9.5(a).
“Indemnification Claim Objection Notice” shall have the meaning set forth in Section 9.5(b).
“Indemnification Pro Rata Portion” shall mean, with respect to each Indemnifying Party, an amount equal to the quotient obtained by dividing (x) the sum of (i) the aggregate number of Company Shares held by such Person (excluding any Cancelled Shares and Company Restricted Stock repurchased by the Company prior to Effective Time pursuant to Section 1.3(b)(ii)(B)), plus (ii) the aggregate number of Company Shares underlying Vested Company Options held by such Person (excluding any Company Shares subject to Out of the Money Vested Company Options), plus (iii) the aggregate number of Company Shares underlying Company Warrants held by such Person, in each case immediately prior to the Effective Time on an as converted to Company Common Share basis, by (y) the sum of (A) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time, counted on an as converted to Company Common Share basis (excluding any Cancelled Shares and Company Restricted Stock repurchased by the Company prior to Effective Time pursuant to Section 1.3(b)(ii)(B)), plus (B) the aggregate number of Company Common Shares issuable upon the exercise of all Vested Company Options that remain unexercised and outstanding immediately prior to the Effective Time (excluding any Company Shares subject to Out of the Money Vested Company Options), plus (C) the aggregate number of Company Common Shares issuable upon the exercise of all Company Warrants that remain unexercised and outstanding immediately prior to the Effective Time.
“Indemnified Parties” shall have the meaning set forth in Section 9.2(a).
“Indemnifying Parties” shall have the meaning set forth in Section 9.2(a).
“Information Statement” shall have the meaning set forth in Section 7.1(a).
“Infringement” or “Infringe” shall mean that a given item or activity directly or indirectly (including secondarily, contributorily, by inducement or otherwise) infringes, misappropriates, dilutes, constitutes unauthorized use of, or otherwise violates the Intellectual Property Rights of, any Person.
“Initial Escrow Release Amount” shall have the meaning set forth in Section 9.4(c)(i).
“Initial Tax Escrow Release Amount” shall have the meaning set forth in Section 9.4(c)(ii).
“Intellectual Property” shall mean algorithms, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, Software (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, websites, works of authorship (including written, audio and visual materials) and other forms of technology (whether or not embodied in any tangible form, and including all tangible embodiments of the foregoing).
“Intellectual Property Rights” shall mean all intellectual or industrial property rights relating to Intellectual Property, which may exist or be created under the Laws of any jurisdiction in the world, including: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) rights associated with Trademarks and domain names; (c) Trade Secret rights; (d) Patent and industrial property rights; (e) rights of publicity and privacy and other rights to use the name, likeness, image, photograph, voice, identity and Personal Data; (f) rights in data, data compilations and databases; and (g) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(d)” above.
“Interested Party” shall have the meaning set forth in Section 3.22.
“Interim Financials” shall have the meaning set forth in Section 3.7(a).
“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company or any Subsidiary, whether formally or informally, or with respect to which the Company or any Subsidiary has or would reasonably be expected to have any liability, with respect to Employees who perform services outside the United States and which is subject to the laws of a jurisdiction other than the United States or any state, country or city located therein.
“IRS” shall mean the United States Internal Revenue Service.
“Joinder Agreement” shall have the meaning set forth in the recitals.
“Key Employees” shall mean the Employees of the Company listed on Schedule C.
“Knowledge” shall mean, with respect to the Company, the actual knowledge of each person listed on Schedule D and any knowledge that such person would reasonably be expected to have while performing his or her duties and exercising reasonable care in connection therewith.
“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Lease Agreements” shall have the meaning set forth in Section 3.11.
“Leased Real Property” shall have the meaning set forth in Section 3.11.
“Letter of Transmittal” has the meaning set forth in Section 2.3(c)(i).
“Liabilities” shall mean obligations, losses, damages, costs, expenses and other liabilities, whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise.
“License” (and its cognates) shall mean, with respect to any Intellectual Property or Intellectual Property Right, the grant of a license, covenant not to sue or enjoin, covenant to sue or enjoin last, immunity or other right with respect to such Intellectual Property or Intellectual Property Right.
“Licensed IP” shall mean (i) all Intellectual Property Rights and Intellectual Property incorporated into, or used in the development, delivery, hosting or distribution of, the Company Products; and (ii) all other Intellectual Property Rights and Intellectual Property used in the conduct of the businesses of the Company and any of the Subsidiaries as currently conducted, in each case excluding the Company IP.
“Licensed IP Contract” shall mean any Company IP Contract pursuant to which the Company or any Subsidiary is granted a License with respect to Licensed IP.
“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any kind or character whatsoever.
“Loan Repayment Amount” shall have the meaning set forth in Section 2.3(c)(iii).
“Loss” shall have the meaning set forth in Section 9.2(b).
“Made Available” shall mean that the Company has posted such materials to the “Project Voyager” virtual data room (including the “Project Voyager HR Folder – Non-HIPAA” virtual data room, the “Project Voyager VDR – HIPAA” virtual data room, the “Project Voyager VDR – Non-HIPAA & Non-HR” virtual data room and the “Project Voyager VDR – Sensitive Legal” virtual data room) managed by Box and made available to Buyer and its representatives during the negotiation of this Agreement, but only if so posted and made available on or prior to 11:59 p.m. (Pacific time) on the date falling two (2) Business Days prior to the Agreement Date; provided that any such information first posted after December 11, 2020 (the “Cut-Off Date”) that was in existence prior to the Cut-Off Date and responsive to a representation and warranty in this Agreement as of the Cut-Off Date shall be deemed to have been Made Available for information purposes only with respect to such representation and warranty and shall not be deemed to have cured any inaccuracy in or breach of such representation or warranty.
“Material Contracts” shall have the meaning set forth in Section 3.14(a).
“Merger” shall have the meaning set forth in the recitals.
“Merger Sub” shall have the meaning set forth in the preamble.
“Negative Adjustment Amount” shall have the meaning set forth in Section 2.4(c).
“Net Tax Refund” shall have the meaning set forth in Section 7.6(g)(i).
“Net Working Capital” shall have the meaning set forth in Section 1.4(a)(x).
“Net Working Capital Shortfall” shall have the meaning set forth in Section 1.4(a)(xi).
“Net Working Capital Surplus” shall have the meaning set forth in Section 1.4(a)(xii).
“Non-Competition and Non-Solicitation Agreements” shall mean the Non-Competition and Non-Solicitation Agreements shall have the meaning set forth in the recitals hereto.
“Non-Continuing Employees” shall mean all Employees other than Continuing Employees.
“Offer Letter” shall have the meaning set forth in Section 7.5(c)(i).
“Officer’s Certificate” shall have the meaning set forth in Section 2.2(b)(xvi)(A).

“Open Source License” means the GNU General Public License, the Affero General Public License, the GNU Lesser General Public License, the Eclipse Public License, the Common Public License, the Mozilla Public License, any other license identified as an open source license by the Open Source Initiative (www.opensource.org), or any substantially similar license.
“Open Source Software” means any Software Licensed under an Open Source License.
“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.
“Ordinary Course Contracts” shall have the meaning set forth in Section 3.10(h).
“Other Employees” shall mean the Employees who receive an Offer Letter other than the Key Employees.
“Out of the Money Vested Company Option” shall have the meaning set forth in Section 1.3(c)(i).
“Patent” means any patent (including utility, utility model, plant and design patent, or certificate of invention), patent application (including substitution, provisional, national, regional and international application, as well as any continuation, continuation-in-part, divisional, continued prosecution application, reissue, or re-examination application), and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.
“Payment Agent” shall mean PNC Bank, National Association or another Person selected by Buyer.
“Payment Agent Agreement” shall have the meaning set forth in the recitals hereto.
“Payment Fund” shall have the meaning set forth in Section 2.3(b)(ii).
“Payment Spreadsheets” shall mean the Closing Payment Spreadsheet, the Post-Closing Payment Spreadsheet, the Expense Cash Release Payment Spreadsheet and all Escrow Release Payment Spreadsheets.
“Payoff Letter” shall have the meaning set forth in Section 7.8(a).
“PEO” shall mean any professional employer organization, staffing agency or other Person who (i) contracts workers to provide services to, for or on behalf of the Company or any Subsidiary or Affiliate of the Company or (ii) makes payments to any Employees on behalf of the Company or any Subsidiary or Affiliate of the Company.
“PEO Employees” shall mean workers who are employed or engaged by a PEO and are contracted by such PEO to provide services to the Company or any Company Subsidiary or Affiliate.
“Permitted Agreement” shall mean a Contract that does not include any of the provisions described in, or that is not otherwise described by, any of the following Sections of this Agreement: Sections 3.14(a)(i) (except that renewals of Contracts with Top Customers or Top Suppliers on the same terms will be deemed Permitted Agreements), 3.14(a)(iv), 3.14(a)(v), 3.14(a)(vi), 3.14(a)(ix), 3.14(a)(xiv), 3.14(a)(xvi), 3.14(a)(xvii), 3.14(a)(xviii) (except that Contracts constituting non-exclusive licenses to Company Products that contain an indemnification obligation of the Company, which indemnification is granted by the Company in the ordinary course of business, consistent with past practice, will be deemed Permitted Agreements), and 3.14(a)(xix).
“Permitted Liens” shall mean (a) statutory liens for current Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves are being maintained, (b) conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business, (c) statutory liens to secure obligations to landlords, lessors, or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or similar programs mandated by applicable Law, (e) statutory liens in favor of carriers, warehousemen, mechanics, and materialmen to secure claims for labor, materials, or supplies and other like liens, (f) with respect to Company Securities, any restrictions on transfer imposed by applicable federal and state securities laws, (g) such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, (h) non-exclusive licenses with respect to Intellectual Property Rights to which the Company or any Subsidiaries is a party entered into in the ordinary course of business, consistent with past practice, and (i) liens which will be released pursuant to the Payoff Letters on the Closing Date.

“Person” shall mean a natural person or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).
“Personal Data” shall mean data or information that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with a particular individual, device or household; (ii) is defined as “personal data” pursuant to the GDPR; or (iii) is defined as “personal information” under the California Consumer Privacy Act of 2018 (AB-375) (“CCPA”), regardless of whether the GDPR or CCPA applies to such data or information.
“Positive Adjustment Amount” shall have the meaning set forth in Section 2.4(b)(i).
“Post-Closing Payment Spreadsheet” shall have the meaning set forth in Section 2.4(a).
“Post-Closing Statement” shall have the meaning set forth in Section 1.4(c).
“Pre-Closing Statement” shall have the meaning set forth in Section 1.4(b).
“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof, including the portion of any Straddle Tax Period) ending on or before the Closing Date.
“Pre-Closing Taxes” shall mean, without duplication, (i) any Taxes of the Company or any of its Subsidiaries relating or attributable to any Pre-Closing Tax Period (determined as if the Company and its Subsidiaries used the accrual method of Tax accounting throughout such period), including Taxes that are not yet due and payable; (ii) any Taxes arising as a result of the transactions contemplated by this Agreement or any ancillary agreement, including any withholding Taxes for which Buyer and its Affiliates have not been indemnified pursuant to Section 2.5, but excluding Transaction Payroll Taxes (which shall not be included in Pre-Closing Taxes for any purpose of this Agreement); (iii) any adjustment to the taxable income of the Company (for example, pursuant to Section 481 of the Code and/or applicable IRS procedures, or any comparable provision under state, local or foreign Tax Laws) with respect to any change in accounting methods or change in tax year requested, initiated or required to be made prior to the Closing); (iv) any Liability of the Company or any of its Subsidiaries for the Taxes of any other Person (other than the Company and its Subsidiaries) (A) as a result of the Company or any of its Subsidiaries being or having been on or prior to the Closing Date a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement); (B) as a transferee or successor, by Contract (other than Ordinary Course Contracts) or otherwise, in each case, as a result of any transaction occurring on or prior to the Closing Date; or (C) as a result of an express or implied obligation arising on or prior to Closing Date to indemnify or otherwise assume or succeed to the Taxes of any other Person (other than pursuant to an Ordinary Course Contract); and (v) the Indemnifying Parties’ share of any Transfer Taxes pursuant to Section 7.7. For purposes of this definition, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a daily basis. In the case of any Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.
“Privacy Obligations” shall mean, collectively, all: (a) Laws or Orders; (b) the EU-U.S. and Swiss-U.S. Privacy Shield programs administered by the Department of Commerce, the GDPR and the CCPA; (c) any applicable published industry best practices or other standards with which the Company is required to comply (including, as applicable, the PCI Data Security Standard and the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising and Multi-Site Data Collection, respectively); (d) written policies or terms of use of the Company or any of the Subsidiaries (including Company Privacy Policies); or (e) contractual requirements or obligations, as each may be amended from time to time, that in each case: (i) pertains to (A) privacy or restrictions or obligations related to the collection or other Processing of Private Data or (B) direct marketing to consumers or consumer protection and (ii) applies in any country in which (A) the Company or any Subsidiary collects or otherwise Processes Private Data, (B) the customers of the Company and the Subsidiaries Process Private Data to which the Company and the Subsidiaries have access, (C) any Person to which Company or any Subsidiary discloses or provides access to Private Data resides, or (D) any natural person whose Private Data has been collected or otherwise Processed by the Company or any Subsidiary (including Employees) resides.
“Private Data” shall mean, collectively, Personal Data, Behavioral Data and Technical Data.
“Processing” shall have the meaning set forth in the GDPR or CCPA, as applicable.
“Qualifying Loss” shall have the meaning set forth in Section 9.3(b).
“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Entity, including all Patents, registered copyrights, and registered Trademarks and domain names and all applications for any of the foregoing.
“Related Agreements” shall mean the Confidential Disclosure Agreement, the Holdback Agreement, the Escrow Agreement, the Joinder Agreements, the Non-Competition and Non-Solicitation Agreements and all other agreements and certificates entered into by the Company or any of the Company Shareholders in connection with the transactions contemplated herein.
“Relevant Matters” shall have the meaning set forth in Section 11.10.
“Remaining Expense Fund Amount” shall have the meaning set forth in Section 10.3(a)(ii).
“Representatives” shall have the meaning set forth in Section 6.2.
“Required Financial Statements” shall have the meaning set forth in Section 7.10(a).
“Requisite Shareholder Approval” shall mean, collectively, (i) the approval of the holders of a majority of the votes attached to all of the Company Shares voting together as one class, (ii) the approval of the holders of a majority of the Company Common Shares outstanding voting together as one class, and (iii) the approval of the holders of at least two-thirds of the Company Preferred Shares outstanding voting together as one class.
“Resolution Period” shall have the meaning set forth in Section 1.4(e).
“Restricted Stock Closing Amount” shall have the meaning set forth in Section 1.3(b)(ii)(A).
“Restricted Stock Consideration” shall have the meaning set forth in Section 1.3(b)(ii)(A).
“Revenera” shall have the meaning set forth in Section 3.13(k)(i).
“Review Period” shall have the meaning set forth in Section 1.4(d).
“RSU Value” shall mean an amount equal to (i) the Closing Payment Per Company Equity Award, multiplied by (ii) the aggregate number of Company Common Shares issuable upon settlement of all Company RSUs that remain outstanding immediately prior to the Effective Time (excluding any Company Common Shares subject to Cancelled RSUs).
“Sanctioned Country” shall have the meaning set forth in Section 3.20(c).
“Sanctions” shall have the meaning set forth in Section 3.20(c).
“Scheduled Matters” shall have the meaning set forth on Schedule 9.2(a)(viii).
“Scheduled Matters Cap” shall have the meaning set forth on Schedule 9.2(a)(viii).
“SEC” shall mean the United States Securities and Exchange Commission.
“Section 409A” shall have the meaning set forth in Section 3.10(r)(i).
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Securityholder Representative” shall have the meaning set forth in the preamble.
“Securityholder Representative Engagement Agreement” shall have the meaning set forth in Section 10.2.
“Securityholder Representative Expenses” shall have the meaning set forth in Section 10.2.

“Securityholder Representative Group” shall have the meaning set forth in Section 10.2.
“Series A Preferred Shares” shall have the meaning set forth in Section 3.5(a).
“Series B Preferred Shares” shall have the meaning set forth in Section 3.5(a).
“Series B-2 Preferred Shares” shall have the meaning set forth in Section 3.5(a).
“Severance Payment Cap” shall have the meaning set forth in Section 7.9(a).
“Shareholder Agreements” shall mean agreements or other arrangements between the Company and one or more Company Securityholders relating to the Company.
“Shareholder Consent” shall have the meaning set forth in the recitals.
“Software” shall mean (a) computer programs and other software, including firmware and microcode, and including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, frameworks, software development kits, application programming interfaces, subroutines and other components thereof and (b) documentation, including programmers’ annotation, notes, documentation, product user manuals, training materials and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded.
“Solvent” shall have the meaning set forth in Section 4.5.
“Specified IP Contributor” shall have the meaning set forth in Section 7.5(a).
“Specified Losses” shall mean any Tax Losses expressed to be payable or threatened by the relevant Governmental Entity to be imposed on the Company or any of its Subsidiaries in a written notification from such Governmental Entity relating to the assessment or collection of Taxes asserted to be owed by the Company or any of its Subsidiaries (whether on their own account or on behalf of another Person) up to Five Million Dollars ($5,000,000) in the aggregate.
“Standard Form IP Contract” means a standard form of Contract used by the Company or any Subsidiary for one of the following purposes and in each case that have been Made Available to Buyer: (i) non-exclusive end-user license agreement; (ii) customer agreement; (iii) employee or independent contractor agreement containing any assignment, license or waiver of rights with respect to Intellectual Property or Intellectual Property Rights or any confidentiality provision; (iv) confidentiality or nondisclosure agreement; and (v) terms of use and privacy policy for any Company Site.
“Statement of Expenses” shall have the meaning set forth in Section 7.9(b).
“Straddle Tax Period” shall mean any taxable period that includes, but does not end on, the Closing Date.
“Subsequent Escrow Release Amount” shall have the meaning set forth in Section 9.4(d).
“Subsidiary” shall have the meaning set forth in Section 3.6(a).
“Surviving Corporation” shall have the meaning set forth in Section 1.1(a).
“Target Net Working Capital Range” shall have the meaning set forth in Section 1.4(a)(xiii).
“Tax” (and, with correlative meaning, “Taxes”) shall mean (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent, including cotisations sociales patronales and cotisations sociales salariales), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of tax, whether levied directly or by way of withholding at source (including by way of prélèvement à la source) together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of Law.
“Tax Contest” shall have the meaning set forth in Section 7.6(f).
“Tax Escrow Period” shall have the meaning set forth in Section 9.4(a).
“Tax Incentive” shall have the meaning set forth in Section 3.10(k).
“Tax Losses” shall have the meaning set forth in Section 9.2(a)(iv).
“Tax Refund Payment Spreadsheet” shall have the meaning set forth in Section 7.6(g)(ii).
“Tax Representations” shall mean the representations and warranties of the Company contained in Section 3.10.
“Tax Return” shall mean any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Technical Data” shall mean, collectively, any information relating to a browser, application, or communication, or to a device of any kind (e.g., mobile device, laptop, desktop, or server).
“Third-Party Expenses” shall have the meaning set forth in Section 7.9(a).
“Top Customer” shall have the meaning set forth in Section 3.21(a).
“Top Supplier” shall have the meaning set forth in Section 3.21(b).
“Total Closing Consideration” shall have the meaning set forth in Section 1.4(a)(xv).
“Total Closing Consideration Adjustment Amount” shall have the meaning set forth in Section 1.4(a)(xvi).
“Total Consideration” shall have the meaning set forth in Section 1.4(a)(xvii).
“Total Outstanding Shares” shall have the meaning set forth in Section 1.4(a)(xviii).
“Trade Secret” shall mean any confidential and proprietary information that is a trade secret (as defined in the Uniform Trade Secrets Act, the Defend Trade Secrets Act or under corresponding applicable domestic or foreign Law).
“Trademark” shall mean any trademark, service mark, trade dress, logo or trade name, or any similar symbol or indication of source or origin, and the goodwill associated with any of the foregoing
“Transaction Payroll Taxes” shall mean all employer portion payroll or employment Taxes incurred in connection with any bonuses, option cash outs or other compensatory payments made in connection with the transactions contemplated by this Agreement and accrued and paid before or substantially contemporaneously with the Closing Date; provided, however, that, notwithstanding anything to the contrary, Transaction Payroll Taxes shall not include such Taxes relating to (x) any severance owed to Non-Continuing Employees up to the Severance Payment Cap, or (y) any compensation pursuant to “double-trigger” arrangements triggered by actions of Buyer after the Closing Date. For the avoidance of doubt, Transaction Payroll Taxes shall not include any Taxes incurred in connection with payments made upon the release of the Escrow Fund.
“Transfer Taxes” shall mean all sales, use, transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, registration and similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.
“Unresolved Claims” shall have the meaning set forth in Section 9.4(c)(i).
“Unvested Company Option” shall mean any Company Option (or portion thereof) that is outstanding immediately prior to the Effective Time and is not a Vested Company Option.

“Unvested Option Value” shall mean an amount equal to (i) the Closing Payment Per Company Equity Award, multiplied by (ii) the aggregate number of Company Common Shares issuable upon the exercise of all Unvested Company Options that remain unexercised and outstanding immediately prior to the Effective Time (excluding any Company Common Shares subject to Cancelled Unvested Options).
“US Security Deposit” shall have the meaning set forth in Section 1.4(a)(xix).
“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.
“Vested Option Consideration” shall have the meaning set forth in Section 1.3(c)(i).
“Willful Breach” means with respect to any agreement or covenant, any intentional or deliberate action or omission that constitutes a breach of such agreement or covenant and that the breaching party actually knows or should reasonably be expected to know at the time is or would constitute a breach of such agreement or covenant.
“Withholding Agent” shall have the meaning set forth in Section 2.5.
“Year-End Financials” shall have the meaning set forth in Section 3.7(a).